As filed with the Securities and Exchange Commission on March 22, 2007
Registration No. 333-139419
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Aruba Networks, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3577	02-0579097
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1322 Crossman Ave.
Sunnyvale, CA 94089-1113
(408) 227-4500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dominic P. Orr
Chief Executive Officer
Aruba Networks, Inc.
1322 Crossman Ave.
Sunnyvale, CA 94089-1113
(408) 227-4500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Steven E. Bochner, Esq. David J. Segre, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Alexa King, Esq. Senior Director, Legal Affairs Aruba Networks, Inc. 1322 Crossman Ave. Sunnyvale, CA 94089-1113 (408) 227-4500	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 22, 2007.

8,000,000 Shares

Common Stock

Aruba Networks, Inc. is offering 8,000,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $8.00 and $10.00 per share.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ARUN,” subject to official notice of issuance.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $      PER SHARE

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Aruba Networks	$	$

To the extent that the underwriters sell more than 8,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,200,000 shares from us at the initial public offering price less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on          , 2007.

Goldman, Sachs & Co.	Lehman Brothers

JPMorgan	RBC Capital Markets

Prospectus dated          , 2007.

Aruba Mobile Edge Architecture Enables:

- Secure Mobility
- Improved Application Performance in Mobile Environments
- Ease of Deployment and Integration
- Cost-effective Scalability
- Flexible Platform for Emerging Mobile Applications

ArubaOS

Aruba OS Secure Mobility Operating System and Applications

Mobility Management System

Aruba Mobility Management System

Aruba Family of Mobility Controllers

User-Centric Enterprise Mobility

Data Center
LAN/WAN/ Internet
Enterprise Campus
Home Office
Regional Office
Remote Office

ARUBA networks

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus.

     You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

     Through and including,          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes and schedule, included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

ARUBA NETWORKS, INC.

Overview

We provide an enterprise mobility solution that enables secure access to data, voice and video applications across wireless and wireline enterprise networks. Our Aruba Mobile Edge Architecture allows end-users to roam to different locations within an enterprise campus or office building while maintaining secure and consistent access to all of their network resources. Our architecture also enables IT managers to establish and enforce policies that control network access and prioritize application delivery based on an end-user’s organizational role and authorization level. We enable our enterprise customers to extend the same user-centric solution to remote locations such as branch offices and home offices connected over the Internet. Our solution integrates the ArubaOS operating system, optional value-added software modules, a centralized mobility management system, high-performance programmable mobility controllers, and wired and wireless access points.

We believe that the Aruba Mobile Edge Architecture is fundamentally different from “fixed edge” mobility solutions such as Wireless Local Area Networks (WLANs), open access to fixed ports and Virtual Private Networks (VPNs). Our user-centric architecture enables a new “mobile edge” that allows users to enjoy secure, high performance access to network applications as they roam across the enterprise network and to remote locations that have an Internet connection. Using our architecture, IT departments can manage user-based network access and enforce application delivery policies from a single integrated point-of-control in a consistent manner. Our Aruba Mobile Edge Architecture delivers the following benefits:

•	Secure mobility — Our architecture integrates user-based security and mobility in a single solution enabling secure roaming across an extended enterprise network;

•	Improved application performance in a mobile environment — Our architecture is user-centric and application-aware, which improves the performance of applications delivered in a mobile enterprise environment;

•	Ease of deployment and integration — We have designed our architecture as a non-disruptive overlay to existing enterprise networks, allowing quick deployment and preserving existing infrastructure investments;

•	Cost-effective scalability — We believe our architecture provides industry leading scalability, designed to support up to 100,000 concurrent users from a centralized point of control; and

•	Flexible platform for emerging mobile applications — Our architecture is designed to enable the rapid introduction and support of new applications such as mobile Voice over IP (VoIP), Enterprise Fixed Mobile Convergence (E-FMC), location-based services and other mobile enterprise applications.

Our goal is to establish our solution as the standard approach to enabling secure mobility for global enterprises. We believe that our products can provide significant benefits to mobile enterprise users across every major industry and geography. We began commercial shipments of our products in June 2003, and we now have over 2,000 end customers worldwide. We sell our products and support services directly through our own sales force and indirectly through Value Added Resellers (VARs), distributors and Original Equipment Manufacturers (OEMs).

Industry Background

End-users are increasingly mobile and are dependent on access to their enterprise network. Enterprises are deploying mobility solutions to maintain their competitiveness, increase productivity, improve resource management and reduce IT support costs. In addition, several new applications are being introduced that will require more effective enterprise mobility solutions.

To date, enterprises have responded to the increasing demands for mobility by deploying WLANs, enabling open access on wired network ports and/or providing VPN solutions. All of these solutions extend the fixed edge of the existing network on a limited basis and often result in reduced security and sub-optimal application performance. Traditional WLANs are fundamentally designed to extend fixed network services over the air as opposed to adapting them to roam with the user. Traditional WLANs also lack application awareness, which often results in poor performance for enterprise applications, particularly latency sensitive services such as voice and video. Many enterprises provide open access to wired network ports, which increases the potential for unauthorized access to the network through physical network ports and limits the number of users who can access the network. VPNs offer employees secure mobile access to the enterprise network, but this approach requires IT managers to install, configure and maintain client software on the end-user’s machine. VPNs are costly and complex to administer on a per-user basis and often restrict application functionality.

We believe significant demand exists for a user-centric solution that integrates security with mobility, is easy to deploy and scale, and is based on an architecture that delivers improved application performance with the ability to support new services.

The Aruba Strategy

Key elements of our strategy include:

•	Drive adoption of our enterprise mobility solution across the enterprise — We intend to drive further penetration and deployment of our solutions to extended enterprise locations, across corporate, government and educational campuses, as well as branch and home offices;

•	Maintain and extend our software offerings — We will continue to enhance our ArubaOS operating software and centralized mobility management system, as well as develop additional software modules to extend the functionality and performance of our ArubaOS operating software;

•	Utilize channel partners to expand our global market penetration — We intend to increase our market penetration and extend our geographic reach through our network of channel partners;

•	Realize increased operating efficiencies — We plan to continue to realize increased operating efficiencies by growing offshore manufacturing, research and development, and customer support operations; and

•	Expand our base of technology partners — We will continue to work with technology companies that are developing leading edge solutions to enhance the functionality and drive adoption of our Aruba Mobile Edge Architecture within the enterprise.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and may be unable to accurately predict our future performance. We incurred net losses of $32.6 million and $12.0 million for the fiscal years ended July 31, 2005 and 2006, respectively, and had an accumulated deficit of $88.5 million as of January 31, 2007.

Corporate Information

We were incorporated in Delaware in February 2002. Our principal executive offices are located at 1322 Crossman Ave., Sunnyvale, California 94089-1113, and our telephone number is (408) 227-4500. Our website address is www.arubanetworks.com. The information on or accessible through our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus the terms “Company,” “Aruba Networks,” “we,” “us” and “our” refer to Aruba Networks, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. ARUBA NETWORKS and ARUBA WIRELESS NETWORKS are registered trademarks in the United States. Our unregistered trademarks include ARUBA THE MOBILE EDGE COMPANY, ARUBA MOBILITY MANAGEMENT SYSTEM, MOBILE EDGE ARCHITECTURE and PEOPLE MOVE. NETWORKS MUST FOLLOW. This prospectus also includes other trademarks of Aruba Networks and other persons.

THE OFFERING

Shares of common stock offered	8,000,000 Shares

Shares of common stock to be outstanding after this offering	75,211,685 Shares

Use of proceeds	We plan to use the net proceeds of the offering for working capital and general corporate purposes, including further expansion of our sales and support functions for both direct and indirect sales channels, continued investments in research and development, and for capital expenditures. In addition, we may use a portion of the proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	ARUN

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at January 31, 2007, and excludes:

•	19,881,680 shares of common stock issuable upon the exercise of options outstanding at January 31, 2007, at a weighted average exercise price of $2.71 per share;

•	677,106 shares of common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase preferred stock, at a weighted average exercise price of $1.26 per share;

•	6,038,142 shares of common stock reserved for future issuance under our 2002 Stock Plan (of which stock awards and options to purchase an aggregate of 1,060,059 shares of common stock have been granted between February 1, 2007 and March 7, 2007); and

•	1,000,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 49,681,183 shares of common stock effective upon the completion of this offering;

•	no exercise by the underwriters of their option to purchase up to 1,200,000 additional shares of common stock from us;

•	the issuance of 388,888 shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon an assumed initial public offering price of $9.00 per share) to Microsoft Corporation in a private placement in which we will receive no cash consideration at the time such shares are issued; and

•	the filing of our restated certificate of incorporation in Delaware upon or immediately prior to the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statement of operations data for the fiscal years ended July 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data for the six months ended January 31, 2006 and 2007 and as of January 31, 2007 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information contained in those statements. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Prospective investors should read these summary consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes and schedule included elsewhere in this prospectus.

	Years Ended July 31,			Six Months Ended January 31,
	2004	2005	2006	2006	2007
	(In thousands)

Consolidated Statements of Operations Data:
Revenues:
Product	$—	$—	$43,171	$13,044	$41,768
Professional services and support	—	—	2,985	440	4,777
Ratable product and related professional services and support	1,147	12,043	26,347	14,171	4,607

Total revenues	1,147	12,043	72,503	27,655	51,152
Cost of revenues(1):
Product	—	—	16,904	5,150	15,863
Professional services and support	—	—	2,409	805	2,305
Ratable product and related professional services and support	2,696	9,077	10,572	6,380	1,691

Total cost of revenues	2,696	9,077	29,885	12,335	19,859

Gross profit (loss)	(1,549)	2,966	42,618	15,320	31,293

Operating expenses:
Research and development(1)	6,982	9,353	14,130	6,617	10,862
Sales and marketing(1)	11,277	22,369	33,765	14,921	22,954
General and administrative(1)	2,531	3,576	5,963	2,390	6,008

Total operating expenses	20,790	35,298	53,858	23,928	39,824

Operating loss	(22,339)	(32,332)	(11,240)	(8,608)	(8,531)
Other income (expense), net	(129)	(147)	(529)	(491)	(3,004)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(22,468)	(32,479)	(11,769)	(9,099)	(11,535)
Provision for income taxes	34	156	306	6	211

Loss before cumulative effect of change in accounting principle	(22,502)	(32,635)	(12,075)	(9,105)	(11,746)
Cumulative effect of change in accounting principle	—	—	66	66	—

Net loss	$(22,502)	$(32,635)	$(12,009)	$(9,039)	$(11,746)

(1)	Includes stock-based compensation as follows:

	Years Ended July 31,			Six Months Ended January 31,
	2004	2005	2006	2006	2007
	(In thousands)

Cost of revenues	$5	$23	$34	$14	$140
Research and development	42	179	259	124	718
Sales and marketing	272	678	749	384	1,151
General and administrative	71	194	213	99	1,494

Total stock-based compensation	$390	$1,074	$1,255	$621	$3,503

	As of January 31, 2007
			Pro Forma as
	Actual	Pro Forma(2)	Adjusted(3)
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,898	$18,898	$83,508
Working capital	12,318	16,377	80,566
Total assets	56,690	56,690	121,300
Equipment loans payable	251	251	251
Redeemable convertible preferred stock	87,838	—	—
Common stock and additional paid-in-capital	8,011	99,908	168,018
Total stockholders’ equity (deficit)	$(80,448)	$11,449	$79,559

(2)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the reclassification of the preferred stock warrant liability to additional paid-in-capital.

(3)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and the reclassification of the preferred stock warrant liability to additional paid-in-capital, (ii) the receipt of the estimated net proceeds from the sale of the shares of common stock offered by us in this offering, and (iii) the issuance of shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon the actual initial public offering price) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes and schedule, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

We compete in new and rapidly evolving markets and have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in February 2002 and began commercial shipments of our products in June 2003. As a result of our limited operating history, it is very difficult to forecast our future operating results. In addition, we operate in an industry characterized by rapid technological change. You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by early stage companies in rapidly evolving markets characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

In addition, our products are designed to be compatible with industry standards for secure communications over wireless and wireline networks. As we encounter changing standards, customer requirements and competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. In addition, beginning in the second quarter of fiscal 2006, we established Vendor Specific Objective Evidence, or VSOE, and began recognizing product revenues upon delivery using the residual method for transactions where all other revenue recognition criteria were met. See Note 1 of Notes to Consolidated Financial Statements. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results, in particular, the absolute dollar growth in our revenues on a year-over-year basis, as an indication of our future performance.

Furthermore, our product revenues generally reflect orders shipped in the same quarter they are received, and a substantial portion of our orders are often received in the last month of each fiscal quarter. As a result, if we are unable to ship orders received in the last month of each fiscal quarter, even though we may have business indicators about customer demand during a quarter, we may experience revenue shortfalls, and such shortfalls may substantially adversely affect our earnings because we may not be able to adequately and timely adjust our expense levels.

In addition to other risk factors listed in this “Risk Factors” section, factors that may cause our operating results to fluctuate include:

•	fluctuations in demand, sales cycles and prices for our products and services;

•	reductions in customers’ budgets for information technology purchases and delays in their purchasing cycles;

•	the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	our ability to control costs, including our operating expenses, and the costs of the components we purchase;

•	product mix and average selling prices, as well as increased discounting of products by us and our competitors;

•	the proportion of our products that are sold through direct versus indirect channels;

•	our ability to attain volume manufacturing pricing from Flextronics Sales and Marketing North Asia (L) Ltd. and our component suppliers;

•	growth in our headcount and other related costs incurred in our customer support organization;

•	the timing of revenue recognition in any given quarter as a result of software revenue recognition rules;

•	the regulatory environment for the certification and sale of our products;

•	seasonal demand for our products, some of which may not be currently evident due to our revenue growth; and

•	general economic conditions in our domestic and international markets.

Our quarterly operating results are difficult to predict even in the near term. In one or more future quarterly periods, our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock could decline significantly.

We have a history of losses and may not achieve profitability in the future.

We have a history of losses and have not achieved profitability on a quarterly or annual basis, and we anticipate that we will incur net losses for at least the next several quarters. We experienced net losses of $32.6 million and $12.0 million for the fiscal years ended July 31, 2005 and 2006, respectively, and $11.7 million for the six months ended January 31, 2007. As of January 31, 2007, our accumulated deficit was $88.5 million. We expect to incur operating losses in the future as a result of the expenses associated with the continued development and expansion of our business, including expenditures to hire additional personnel relating to sales and marketing and technology development. If we fail to increase revenues or manage our cost structure, we may not achieve or sustain profitability in the future. As a result, our business could be harmed, and our stock price could decline.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achieved by organizations that utilize our products. Customers typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and can result in a lengthy sales cycle, which typically averages three to six months in length but can be as long as 18 months. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

We depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers’ changing needs, we may not be able to remain competitive.

We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs. For example, we anticipate a need to continue to increase the mobility of our solution. If we fail to do so, our business could be adversely affected, especially if our competitors are able to introduce solutions with such increased functionality. In addition, as new mobile applications are introduced, our success may depend on our ability to provide a solution that supports these applications.

We are active in the research and development of new products and technologies and enhancing our current products. However, research and development in the enterprise mobility industry is complex and filled with uncertainty. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction of products that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share. In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners. There could be a material adverse effect on our business, operating results, financial condition and market share due to such delays or deficiencies in the development, manufacturing and delivery of new products.

Once a product is in the marketplace, its selling price often decreases over the life of the product, especially after a new competitive product is publicly announced. To lessen the effect of price decreases, our product management team attempts to reduce development and manufacturing costs in order to maintain or improve our margins. However, if cost reductions do not occur in a timely manner, there could be a material adverse effect on our operating results and market share. In addition, customers may delay purchases of existing products until the new or improved versions of those products are available.

Our business, operating results and growth rates may be adversely affected by unfavorable economic and market conditions, as well as the volatile geopolitical environment.

Our business depends on the overall demand for information technology, or IT, and on the economic health of our current and prospective customers. Our current business and operating plan assumes that economic activity in general, and IT spending in particular, will at least remain at current levels. However, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. The purchase of our products is often discretionary and may involve a significant commitment of capital and other resources. Therefore, weak economic conditions, or a reduction in IT spending, even if economic conditions improve, would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, and reduced unit sales. If interest rates rise, overall demand could be further dampened and related IT spending may be reduced.

The market in which we compete is highly competitive, and competitive pressures from existing and new companies may have a material adverse effect on our business, revenues, growth rates and market share.

The market in which we compete is a highly competitive industry that is influenced by the following competitive factors:

•	comprehensiveness of the solution;

•	total cost of ownership;

•	performance of software and hardware products;

•	ability to deploy easily into existing networks;

•	interoperability with other devices;

•	scalability of solution;

•	ability to provide secure mobile access to the network;

•	speed of mobile connectivity offering;

•	ability to allow centralized management of products; and

•	ability to obtain regulatory and other industry certifications.

We expect competition to intensify in the future as other companies introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenues and prospects for growth.

A number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Currently, we compete with a number of large and well established public companies, including Cisco Systems, primarily through its Wireless Networking Business Unit, and Symbol Technologies (which was recently acquired by Motorola), as well as smaller private companies and new market entrants, any of which could reduce our market share, require us to lower our prices, or both.

We expect increased competition from other established and emerging companies if our market continues to develop and expand. For example, our channel partners could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers’ perceptions of the viability of smaller and even medium-sized technology companies and, consequently, customers’ willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

As a result of the fact that we outsource the manufacturing of our products to Flextronics, we do not have the ability to ensure quality control over the manufacturing process. Furthermore, if there are significant changes in the financial or business condition of Flextronics, our ability to supply quality products to our customers may be disrupted.

As a result of the fact that we outsource the manufacturing of our products to Flextronics, we are subject to the risk of supplier failure and customer dissatisfaction with the quality or performance of our products. Quality or performance failures of our products or changes in Flextronic’s financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material adverse effect on our business, revenues and financial condition.

Our orders with Flextronics represent a relatively small percentage of the overall orders received by Flextronics from its customers. As a result, fulfilling our orders may not be considered a priority in the event Flextronics is constrained in its ability to fulfill all of its customer obligations in a timely manner. We provide demand forecasts to Flextronics. If we overestimate our requirements, Flextronics may assess charges, or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, Flextronics may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenue. In addition, on occasion we have underestimated our requirements, and, as a result, we have been required to pay additional fees to Flextronics in order for manufacturing to be completed and shipments to be made on a timely basis.

If Flextronics suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected.

Our contract manufacturer, Flextronics, purchases some components, subassemblies and products from a single supplier or a limited number of suppliers, and with respect to some of these suppliers, we have entered into license agreements that allow us to use their components in our products. The loss of any of these suppliers or the termination of any of these license agreements may cause us to incur additional set-up costs, result in delays in manufacturing and delivering our products, or cause us to carry excess or obsolete inventory.

Shortages in components that we use in our products are possible, and our ability to predict the availability of such components may be limited. While components and supplies are generally available from a variety of sources, we currently depend on a single or limited number of suppliers for several components for our equipment and certain subassemblies and products. We rely on Flextronics to obtain the components, subassemblies and products necessary for the manufacture of our products, including those components, subassemblies and products that are only available from a single supplier or a limited number of suppliers.

For example, our solution incorporates both software products and hardware products, including a series of high-performance programmable mobility controllers and a line of wired and wireless access points. The chipsets that Flextronics sources and incorporates in our hardware products are currently available only from a limited number of suppliers, with whom neither we nor Flextronics have entered into supply agreements. All of our access points incorporate components from Atheros Communications, Inc., and all of our mobility controllers incorporate components from Broadcom Corporation. We have entered into license agreements with both Atheros and Broadcom, the termination of which could have a material adverse effect on our business. Our license agreement with Atheros provides for an initial term expiring in November 2008, which will automatically be renewed for successive one-year periods unless the agreement is terminated prior to the end of the then-current term. While there are other sources for these components, in the event that Flextronics was unable to obtain these components from Atheros or Broadcom, we would be required to redesign our hardware and software in order to incorporate components from alternative sources. All of our product revenues are dependent upon the sale of products that incorporate components from either Atheros or Broadcom.

In addition, for certain components, subassemblies and products for which there are multiple sources, we are still subject to potential price increases and limited availability due to market demand for such components, subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future, our business would be adversely affected. We carry very little inventory of our product components, and we and Flextronics rely on our suppliers to deliver necessary components in a timely manner. We and Flextronics rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we or Flextronics may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which would have a material adverse effect on our business, operating results and financial condition.

We sell a majority of our products through VARs, distributors and OEMs. If the third-party distribution sources on which we rely do not perform their services adequately or efficiently or if they exit the industry, and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenues.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of VARs, distributors and OEMs, which we refer to as our indirect channel. For the fiscal year ended July 31,

2006 and the six months ended January 31, 2007, more than 75% of our product revenues were derived from sales through our indirect channel, and we expect indirect channel sales to increase as a percentage of our total revenues. Accordingly, our revenues depend in large part on the effective performance of these channel partners, including our largest channel partner, Alcatel-Lucent. For the fiscal year ended July 31, 2006 and the six months ended January 31, 2007, Alcatel-Lucent accounted for approximately 15% and 21% of our total revenues, respectively. Our OEM supply agreement with Alcatel-Lucent provides that Alcatel-Lucent shall use reasonable commercial efforts to sell our products. In addition, this OEM supply agreement restricts our ability to enter into channel partner relationships with other specified VARs, distributors and OEMs without obtaining Alcatel-Lucent’s consent. Finally, the OEM supply agreement contains a “most-favored nations” clause, pursuant to which we agreed to lower the price at which we sell products to Alcatel-Lucent in the event that we agree to sell the same or similar products at a lower price to a similar customer on the same or similar terms and conditions. However, the specific terms of this “most-favored nations” clause are narrow and specific, and we have not to date incurred any obligations related to this term in the OEM supply agreement.

Some of our third-party distribution sources may have insufficient financial resources and may not be able to withstand changes in worldwide business conditions, including economic downturns, or abide by our inventory and credit requirements. If the third-party distribution sources on which we rely do not perform their services adequately or efficiently, or if they exit the industry and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenues and market share. By relying on these indirect channels, we may have less contact with the end users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs. In addition, our channel partners receive pricing terms that allow for volume discounts off of list prices for the products they purchase from us, which reduce our margins to the extent sales to such channel partners increase.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no minimum purchase commitments with any of our VARs, distributors or OEMs, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours or from terminating our contract on short notice. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to focus primarily on the sale of our products or offer our products at all. Our failure to establish and maintain successful relationships with third-party distribution sources would likely materially adversely affect our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

We derive a significant portion of our revenues from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. In addition, a portion of our engineering efforts are currently handled by personnel located in India, and we expect to expand our offshore development efforts and general administrative functions within India and possibly in other countries. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

•	the difficulty of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

•	the need to localize our products for international customers;

•	tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk; and

•	reduced protection for intellectual property rights in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary technology could harm our business.

Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. Due to the rapid pace of technological change in our industry, much of our business and many of our products rely on proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. As the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business, operating results and financial condition.

If we fail to effectively integrate our new officers into our organization, our business could be harmed.

Many of our current officers have recently joined us, including our Chief Executive Officer, Vice President, Engineering, Vice President, Customer Advocacy and Vice President, Human Resources. As a result, our executive team has not worked together as a group for a significant period of time. Our future performance will depend in part on our ability to successfully integrate our newly hired executive officers into our management team and develop an effective working relationship among senior management. If we fail to integrate these individuals and create effective working relationships among them and other members of management, our business operating results and financial condition could be adversely affected.

If we lose members of our senior management or are unable to recruit and retain key employees on a cost-effective basis, we may not be able to successfully grow our business.

Our success is substantially dependent upon the performance of our senior management. All of our executive officers are at-will employees, and we do not maintain any key-man life insurance policies. The loss of the services of any members of our management team may significantly delay or prevent the achievement of our product development and other business objectives and could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales, research and development, and customer service departments. For example, unless and until we hire a Vice President of Worldwide Sales, our Chief Executive Officer will fill this role in addition to his other responsibilities. Experienced management and technical, sales, marketing and support personnel in the IT industry are in high demand, and competition for their talents is intense. We may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. The loss of, or the inability to recruit, such employees could have a material adverse effect on our business.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. We intend to increase our market penetration and extend our geographic reach by expanding our network of channel partners by adding additional sales personnel who will be dedicated to supporting this growing channel footprint. We also plan to increase offshore operations by establishing additional offshore capabilities for certain engineering and general and administrative functions. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. If we do not effectively manage our growth, our business, operating results and financial condition would be adversely affected.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end customers’ networks, they depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our end customers in deploying our products, succeed in helping our end customers quickly resolve post-deployment issues, or provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. As a result, our failure, or the failure of our channel partners, to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

Enterprises are increasingly concerned with the security of their data, and to the extent they elect to encrypt data between the end-user and the server, our products will become less effective.

Our products depend on the ability to identify applications. Our products currently do not identify applications if the data is encrypted as it passes through our Mobility Controllers. Since most organizations currently encrypt most of their data transmissions only between sites and not on the LAN, the data is not encrypted when it passes through our Mobility Controllers. If more organizations elect to encrypt their data transmissions from the end-user to the server, our products will offer limited benefits unless we have been successful in incorporating additional functionality into our products that address those encrypted transmissions. At the same time, if our products do not provide the level of network security expected by our customers, our reputation and brand would be damaged, and we would expect to experience decreased sales. Our failure to provide such additional functionality and expected level of network security could adversely affect our business, operating results and financial condition.

Enterprises may have slow WAN connections between some of their locations that may cause our products to become less effective.

Our Mobility Controllers and Mobility Management System were initially designed to function at LAN-like speeds in an office building or campus environment. In order to function appropriately, our Mobility Controllers synchronize with each other over network links. The ability of our products to synchronize may be limited by slow or congested data-links, including DSL and dial-up. Our failure to provide such additional functionality could adversely affect our business, operating results and financial condition.

Our products are highly technical and may contain undetected hardware errors or software bugs, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, are critical to the operation of many networks. Our products have contained and may contain undetected errors, bugs or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. For example, a software bug was recently identified that affects certain versions of the Aruba Mobility Controller, in response to which we alerted our customers and released a patch to address the issue. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers, damage to our brand and reputation, and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We rely on the availability of third-party licenses.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

New safety regulations or changes in existing safety regulations related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union, or the EU, have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions standards.

If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and our results of operations.

In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material adverse effect on our business, results of operations and future sales.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our results of operations, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

In January 2003, the EU issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with the directive, the “WEEE Legislation”), and certain producers are financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with this directive, the “RoHS Legislation”). If we do not comply with these directives or related legislation, we may suffer a loss of revenues, be unable to sell our products in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We have recorded and may also be required to record additional expenses for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our results of operation, expenses and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In the future we may acquire other businesses, products or technologies. We have not made any acquisitions to date, and, as a result, our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters or in China, where our contract manufacturer, Flextronics, is located, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, acts of terrorism could cause disruptions in our or our customers’ businesses or the economy as a whole. To the extent that such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to this Offering and our Common Stock

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares outstanding as of January 31, 2007, we will have outstanding a total of 75,211,685 shares of common stock upon completion of this offering, an increase of 12% from the number of shares outstanding prior to the offering. Of these shares, only the 8,000,000 shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended under certain circumstances. After the lock-up agreements expire, up to an additional 67,211,685 shares of common stock will be eligible for sale in the public market, 33,217,226 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, 27,678,822 shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately 49.5% of our outstanding common stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see “Principal Stockholders.”

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $7.94 in net tangible book value per share, based on an assumed initial public offering price of $9.00 per share. The exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use a significant portion of the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, working capital, capital expenditures and potential acquisitions of, or investments in, complementary businesses, products and technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may need to raise additional capital, which may not be available, which would adversely affect our ability to operate our business.

We expect that the net proceeds from this offering, together with our existing cash balances, will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. If we need to raise additional funds due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may decline, and you may lose some or all of your investment.

Provisions in our charter documents, Delaware law and our OEM supply agreement with Alcatel-Lucent could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

In addition, our OEM supply agreement with Alcatel-Lucent provides that, in the event of a change of control that would cause Alcatel-Lucent to purchase our products from an entity that is an Alcatel-Lucent competitor, we must, without additional consideration, (1) provide Alcatel-Lucent with any information required by Alcatel-Lucent to make, test and support the products that we distribute through our OEM relationship with Alcatel-Lucent, including all hardware designs and software source code, and (2) otherwise cooperate with Alcatel-Lucent to transition the manufacturing, testing and support of these products to Alcatel-Lucent. We are also obligated to promptly inform Alcatel-Lucent if and when we receive an inquiry concerning a bona fide proposal or offer to effect a change of control and will not enter into negotiations concerning a change of control without such prior notice to Alcatel-Lucent. Each of these provisions could delay or result in a discount to the proceeds our stockholders would otherwise receive upon a change of control or could discourage a third party from making a change of control offer.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, for the fiscal year ending on July 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm that must be performed for the fiscal year ending on July 31, 2008, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance related issues. We will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends and challenges in our business and competition in the markets in which we operate;

•	our ability to hire and retain key personnel or qualified sales and marketing and technical staff;

•	expected future financial performance;

•	our ability to expand our distribution channel;

•	expected adoption of our products;

•	our ability to manage operating expenses as we grow;

•	our ability to manage expansion into international markets;

•	our expectations about revenue mix between direct and indirect sales channels and between sales of products and support services;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to expand our customer base;

•	our ability to realize increased operating efficiencies;

•	our ability to anticipate market needs or develop new or enhanced products to meet those needs;

•	our ability to develop new products and enhance our existing products;

•	our ability to protect our confidential information and intellectual property rights;

•	our expectations regarding the use of proceeds from this offering; and

•	our need to obtain additional funding and our ability to obtain funding in the future on acceptable terms.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to confirm these statements to actual results or revised expectations.

You may rely only on the information contained in this prospectus. Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus, nor sale of common stock, means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy shares of common stock in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $64,610,000 from our sale of the shares of common stock offered by us in this offering, based upon an assumed initial public offering price of $9.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets.

Based on our current cash and cash equivalents balances, we do not expect that we will have to utilize the net proceeds of this offering to fund our operations during the 12 months following this offering. We currently plan to use the net proceeds received by us from this offering for working capital and general corporate purposes, including further expansion of our sales and support functions for both direct and indirect sales channels. Specifically, we plan to hire additional personnel and anticipate incurring additional facilities costs associated with such increased sales headcount. We also expect to increase investments in research and development by hiring additional engineers. In addition, we may use a portion of the proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. We have no current agreements, commitments, plans, proposals or arrangements, written or otherwise, with respect to any material acquisitions.

Pending such uses, we plan to invest the net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization at January 31, 2007, as follows:

•	our actual cash and cash equivalents and capitalization as of January 31, 2007;

•	our pro forma cash and cash equivalents and capitalization after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and the reclassification of the preferred stock warrant liability to additional paid-in-capital; and

•	our pro forma as adjusted cash and cash equivalents and capitalization reflecting (1) the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering and the reclassification of the preferred stock warrant liability to additional paid-in-capital, (2) the receipt of the estimated net proceeds from the sale of 8,000,000 shares of common stock offered by us in this offering, at an assumed initial public offering price of $9.00 per share and (3) the issuance of 388,888 shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon an assumed initial public offering price of $9.00 per share) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued.

You should read this table in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes and schedule included elsewhere in this prospectus.

	As of January 31, 2007
			Pro Forma as
	Actual	Pro Forma	Adjusted
	(In thousands, except per share data)

Cash and cash equivalents	$18,898	$18,898	$83,508

Equipment loans payable	251	251	251
Preferred stock warrant liability(1)	4,059	—	—
Other long-term liabilities(2)	3,921	3,921	—
Redeemable convertible preferred stock, $0.0001 par value: 51,085 shares authorized, 49,681 shares issued and outstanding actual; no shares authorized, issued and outstanding pro forma and pro forma as adjusted	87,838	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value: 10,000 shares authorized, pro forma as adjusted	—	—	—
Common stock and additional paid-in-capital, $0.0001 par value: 95,440 shares authorized, 17,142 shares issued and outstanding actual; 95,440 shares authorized, 66,823 shares issued and outstanding pro forma; 350,000 shares authorized, 75,212 shares issued and outstanding pro forma as adjusted	8,011	99,908	168,018
Accumulated deficit	(88,459)	(88,459)	(88,459)

Total stockholders’ equity (deficit)	(80,448)	11,449	79,559

Total capitalization	$15,621	$15,621	$79,810

(1)	Refers to the liability related to outstanding preferred stock warrants. See Note 2 of Notes to Consolidated Financial Statements.

(2)	Refers to the liability related to our obligation to issue shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon the actual initial public offering price) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued. See Note 9 of Notes to Consolidated Financial Statements.

If the underwriters’ option to purchase additional shares were exercised in full, pro forma as adjusted cash and cash equivalents, common stock and additional paid-in-capital, stockholders’ equity (deficit) and shares issued and outstanding as of January 31, 2007 would be $93.6 million, $178.1 million, $89.6 million and 76,411,685, respectively.

This table excludes the following shares:

•	19,881,680 shares of common stock issuable upon exercise of stock options outstanding as of January 31, 2007, at a weighted average exercise price of $2.71 per share;

•	677,106 shares of common stock, on an as-converted basis, issuable upon the exercise of warrants to purchase preferred stock outstanding as of January 31, 2007, at a weighted average exercise price of $1.26 per share;

•	6,038,142 shares of common stock reserved as of January 31, 2007 for future grant under our 2002 Stock Plan (of which stock awards and options to purchase an aggregate of 1,060,059 shares of common stock have been granted between February 1, 2007 and March 7, 2007); and

•	1,000,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

See “Management — Employee Benefit Plans” for a description of our equity plans.

DILUTION

Our pro forma net tangible book value as of January 31, 2007 was $14.9 million, or approximately $0.22 per share. Net tangible book value per share represents the amount of stockholders’ equity, divided by 67,211,685 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering and the issuance of 388,888 shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon an assumed initial public offering price of $9.00 per share) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of 8,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of January 31, 2007 would have been $79.6 million, or $1.06 per share. This represents an immediate increase in net tangible book value of $0.84 per share to existing stockholders and an immediate dilution in net tangible book value of $7.94 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of January 31, 2007	$0.22
Increase in pro forma net tangible book value per share attributable to new investors	0.84

Pro forma as adjusted net tangible book value per share after this offering		1.06
Dilution per share to new investors in this offering		$7.94

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value per share after this offering would be $1.17 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $0.95 per share and the dilution to new investors purchasing shares in this offering would be $7.83 per share.

The following table presents on a pro forma basis as of January 31, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock and the issuance of 388,888 shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon an assumed initial public offering price of $9.00 per share) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	67,211,685	89.4%	$97,678,770	57.6%	$1.45
New investors	8,000,000	10.6	72,000,000	42.4	9.00

Totals	75,211,685	100.0%	$169,678,770	100.0%	$2.26

As of January 31, 2007, there were options outstanding to purchase a total of 19,881,680 shares of common stock at a weighted average exercise price of $2.71 per share. In addition, as of January 31, 2007, there were warrants outstanding to purchase 677,106 shares of preferred stock with a weighted average exercise price of $1.26 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors. For a description of our equity plans, see “Management — Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and schedule, and other financial information included in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes and schedule included in this prospectus.

We derived the selected consolidated financial data for the years ended July 31, 2004, 2005 and 2006 and as of July 31, 2005 and 2006 from our audited consolidated financial statements and related notes and schedule, which are included elsewhere in this prospectus. We derived the selected consolidated financial data for the year ended July 31, 2003 and as of July 31, 2003 and 2004 from our audited consolidated financial statements and related notes and schedule, which are not included in this prospectus. We derived the selected consolidated financial data for the period from inception to July 31, 2002 and as of July 31, 2002 from our unaudited consolidated financial statements, which are not included in this prospectus. The consolidated statements of operations data for the six months ended January 31, 2006 and 2007 and as of January 31, 2007 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which consist only of normal recurring adjustments, that management considers necessary for the fair statement of the financial information set forth in those statements. Historical results are not necessarily indicative of future results.

The pro forma basic and diluted net loss per common share data for the year ended July 31, 2006 and the six months ended January 31, 2007 reflect the conversion of our convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. See Note 3 of Notes to Consolidated Financial Statements for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted net loss per common share.

	Period
	From
	February 11,
	2002
	(Inception)
	to July 31,	Years Ended July 31,				Six Months Ended January 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Consolidated Statements of Operations Data:
Revenues:
Product	$—	$—	$—	$—	$43,171	$13,044	$41,768
Professional services and support	—	—	—	—	2,985	440	4,777
Ratable product and related professional services and support	—	3	1,147	12,043	26,347	14,171	4,607

Total revenues	—	3	1,147	12,043	72,503	27,655	51,152
Cost of revenues(1):
Product	—	—	—	—	16,904	5,150	15,863
Professional services and support	—	—	—	—	2,409	805	2,305
Ratable product and related professional services and support	5	126	2,696	9,077	10,572	6,380	1,691

Total cost of revenues	5	126	2,696	9,077	29,885	12,335	19,859

Gross profit (loss)	(5)	(123)	(1,549)	2,966	42,618	15,320	31,293

	Period
	From
	February 11,
	2002
	(Inception)
	to July 31,	Years Ended July 31,				Six Months Ended January 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Operating expenses:
Research and development(1)	505	5,743	6,982	9,353	14,130	6,617	10,862
Sales and marketing(1)	52	1,449	11,277	22,369	33,765	14,921	22,954
General and administrative(1)	242	1,488	2,531	3,576	5,963	2,390	6,008

Total operating expenses	799	8,680	20,790	35,298	53,858	23,928	39,824

Operating loss	(804)	(8,803)	(22,339)	(32,332)	(11,240)	(8,608)	(8,531)
Total other income (expense), net	32	8	(129)	(147)	(529)	(491)	(3,004)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(772)	(8,795)	(22,468)	(32,479)	(11,769)	(9,099)	(11,535)
Provision for income taxes	—	—	34	156	306	6	211

Loss before cumulative effect of change in accounting principle	(772)	(8,795)	(22,502)	(32,635)	(12,075)	(9,105)	(11,746)
Cumulative effect of change in accounting principle	—	—	—	—	66	66	—

Net loss	$(772)	$(8,795)	$(22,502)	$(32,635)	$(12,009)	$(9,039)	$(11,746)

Net loss per common share, basic and diluted	$(3.46)	$(7.96)	$(6.35)	$(4.66)	$(1.07)	$(0.89)	$(0.86)

Pro forma net loss per common share, basic and diluted					$(0.20)		$(0.15)

(1)	Includes stock-based compensation as follows:

	Period
	From
	February 11,
	2002
	(Inception)
	to July 31,	Years Ended July 31,				Six Months Ended January 31,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands)

Cost of revenues	$—	$—	$5	$23	$34	$14	$140
Research and development	—	—	42	179	259	124	718
Sales and marketing	—	9	272	678	749	384	1,151
General and administrative	5	4	71	194	213	99	1,494

Total stock-based compensation	$5	$13	$390	$1,074	$1,255	$621	$3,503

						As of
	As of July 31,					January 31,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,478	$915	$27,390	$4,293	$9,263	$18,898
Working capital (deficit)	8,329	265	26,749	(884)	(10,472)	12,318
Total assets	8,881	2,762	38,273	30,337	38,017	56,690
Equipment loans payable	—	1,550	2,885	1,867	613	251
Deposit for Series D redeemable convertible preferred stock	—	—	—	—	19,329	—
Redeemable convertible preferred stock	9,401	9,450	56,310	58,009	58,009	87,838
Common stock and additional paid-in-capital	5	146	2,241	4,831	6,077	8,011
Total stockholders’ equity (deficit)	$(767)	$(9,420)	$(31,137)	$(62,459)	$(73,000)	$(80,448)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with our consolidated financial statements and related notes and schedule included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We were founded in 2002 with the intention to develop a new approach to enabling secure enterprise mobility. We believed that end-users and IT departments were demanding mobility solutions, but traditional approaches were limited by security, application performance and scalability challenges. Our executive management team, which consists of industry veterans in the areas of wireless, security and enterprise networking, has led the development of our Aruba Mobile Edge Architecture. Our architecture allows end-users to roam to different locations within an enterprise campus or office building while maintaining secure and consistent access to all of their network resources. Our architecture also enables IT managers to establish and enforce policies that control network access and prioritize application delivery based on an end-user’s organizational role and authorization level. Our solution, the Aruba Mobile Edge Architecture, consists of the ArubaOS operating system, optional value-added software modules, a centralized mobility management system, high-performance programmable mobility controllers, and wired and wireless access points.

We began commercial shipments of our products in June 2003. Since that time, our products have been sold to more than 2,000 end customers worldwide, including some of the largest and most complex global organizations such as Burlington Northern Santa Fe, Google, Guangzhou Metro, NTT Data Corporation, The Ohio State University, Pu Dong International Airport (Shanghai), SAP, Saudi Aramco, United States Air Force and University of Washington.

We were incorporated in Delaware in 2002 and are headquartered in Sunnyvale, California. We have offices in North America, Europe, the Middle East and Asia Pacific, and employ staff around the world. We expect to continue to add personnel in the United States and internationally to provide additional geographic sales and technical support coverage.

Our product revenue growth rate will depend significantly on continued growth in the market for enterprise mobility solutions, our ability to continue to attract new customers and our ability to compete against more established companies in the market. Our growth in professional services and support revenues is dependent upon increasing the number of products under support contracts, which is dependent on both growing our installed base of customers and renewing existing support contracts. Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our products in the marketplace, as well as the timing and size of orders, product and channel mix, average selling prices, costs of our products and general economic conditions. Our ability to attain profitability will also be affected by the extent to which we invest in our sales and marketing, research and development, and general and administrative resources to grow our business.

Since our inception, we have incurred significant losses, and as of January 31, 2007, we had an accumulated deficit of $88.5 million. We have not achieved profitability on a quarterly or annual basis, and we anticipate that we will incur net losses for at least the next several quarters. We expect to incur significant research and development, sales and marketing, and general and administrative expenses for the foreseeable future, and, as a result, we will need to generate higher revenues to achieve and maintain profitability.

We have outsourced the significant majority of our manufacturing, repair and supply chain operations. Accordingly, the substantial majority of our cost of revenues consists of payments to Flextronics, our contract manufacturer. Flextronics manufactures our products in China and Singapore using quality assurance programs and standards that we jointly established. Manufacturing, engineering and documentation controls are conducted at our facilities in Sunnyvale, California and Bangalore, India.

The last day of our fiscal year is July 31. Our fiscal quarters end on October 31, January 31, April 30 and July 31. Our current fiscal year, which we refer to as “fiscal 2007,” will end on July 31, 2007.

Revenues, Cost of Revenues and Operating Expenses

Revenues.  We derive our revenues from sales of our controllers, wired and wireless access points, application software modules, and professional services and support. Professional services revenues consist of consulting and training services. Product support typically includes software updates, on a when and if available basis, telephone and internet access to technical support personnel and hardware support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Consulting services primarily consist of installation support services. Training services are instructor led courses on the use of our products. Consulting and training revenues to date have been insignificant.

Our revenues have grown rapidly since we began commercial shipments of our products in June 2003. Comparisons of our revenues since then are significantly affected by the fact that we only began recognizing product revenues upon delivery using the residual method for transactions in which all other revenue recognition criteria are met, in the three months ended January 31, 2006. As we have not been able to establish VSOE on our prior services and support offerings, all transactions prior to the three months ended January 31, 2006 continue to be recognized ratably over the support period. See “Critical Accounting Policies — Revenue Recognition.”

Our revenue growth has been driven primarily by an expansion of our customer base to more than 2,000 end customers as of January 31, 2007, coupled with increased purchases from existing customers. We believe the market for our products has grown due to the increased demand of business enterprises to provide secure mobility to their users.

We sell our products directly through our sales force and indirectly through VARs, distributors and OEMs. We expect revenues from indirect channels to continue to constitute a substantial majority of our future revenues. Due to higher discounts received in the indirect channel, our overall gross margins on indirect channel transactions are typically lower than those associated with direct transactions.

We sell our products to channel partners and end customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. Shipments to our channel partners that are located in the United States are classified as U.S. revenue regardless of the location of the end customer. We continue to expand into international locations and introduce our products in new markets, and we expect international revenues to increase in absolute dollars and as a percentage of total revenues in future periods. For more information about our international revenues, see Note 11 of Notes to Consolidated Financial Statements.

In 2005, we began to sell our products to Alcatel-Lucent, one of our OEMs that sells our products under its own brand name. For the year ended July 31, 2006 and the six months ended January 31, 2007, Alcatel-Lucent accounted for 15% and 21% of our revenues, respectively. No other customer accounted for 10% or more of our revenues during these periods.

Cost of Revenues.  Cost of product revenues consists primarily of manufacturing costs for our products, shipping and logistics costs, and expenses for inventory obsolescence and warranty obligations. We utilize third parties to manufacture our products and perform shipping logistics. Cost of professional services and support revenues is primarily comprised of the personnel costs of providing technical support, including personnel costs associated with our internal support organization. In addition, during fiscal 2006, we hired a third-party support vendor to complement our internal support resources, the costs of which are included within costs of professional services and support revenues.

Gross Margin.  Our gross margin has been, and will continue to be, affected by a variety of factors, including:

•	demand for our products and services;

•	new product introductions and enhancements both by us and by our competitors;

•	product mix and average selling prices;

•	the proportion of our products that are sold through direct versus indirect channels;

•	our ability to attain volume manufacturing pricing from Flextronics and our component suppliers; and

•	growth in our headcount and other related costs incurred in our customer support organization.

Operating Expenses.  Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for sales personnel and stock-based compensation for all employees.

We grew from 108 employees at July 31, 2004 to 171 employees at July 31, 2005, 282 employees at July 31, 2006 and approximately 350 employees at January 31, 2007. We expect to continue to hire a significant number of new employees to support our growth. The timing of these additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue, in any particular period. Assuming our revenues continue to grow, we expect each of the operating expenses described below will continue to grow in absolute dollars, and each may continue to grow as a percentage of revenues in the near term, as we continue to invest in our sales and marketing and research and development efforts prior to recognizing additional revenues from these investments.

Research and development expenses primarily consist of personnel costs and facilities costs. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe they are essential to maintaining our competitive position.

Sales and marketing expenses represent the largest component of our operating expenses and primarily consist of personnel costs, sales commissions, marketing programs and facilities costs. Marketing programs are intended to generate revenue from new and existing customers and are expensed as incurred.

We plan to continue to invest heavily in sales and marketing by increasing the number of sales personnel worldwide with the intent to add new customers and increase penetration within our existing customer base, expand our domestic and international sales and marketing activities, build brand awareness and sponsor additional marketing events. We expect future sales and marketing expenses to continue to be our most significant operating expense. Generally, sales personnel are not immediately productive, and thus, the increase in sales and marketing expenses that we experience as we hire additional sales personnel is not expected to immediately result in increased revenues and reduces our operating margins until such sales personnel become productive and generate revenue. Accordingly, the timing of sales personnel hiring and the rate at which they become productive will affect our future performance.

General and administrative expenses primarily consist of personnel and facilities costs related to our executive, finance, human resource, information technology and legal organizations, and fees for professional services. Professional services consist of outside legal, audit, and Sarbanes-Oxley and information technology consulting costs. We expect that, after this offering, we will incur significant additional accounting and legal costs related to compliance with rules and regulations implemented by the Securities and Exchange Commission, as well as additional insurance, investor relations and other costs associated with being a public company.

Stock-Based Compensation Expense.  Effective August 1, 2006, we began measuring and recognizing compensation expense for all stock-based payments at fair value, in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) Share Based Payment, or SFAS 123R. On a pro forma basis in fiscal 2006, we recognized $2.6 million in stock-based compensation expense. We expect that the amount of stock-based compensation expense that we will recognize in fiscal 2007 will be greater than the amount of stock-based compensation expense we recognized in fiscal 2006. For the six months ended January 31, 2007, we recognized $3.5 million in stock-based compensation expense compared to $874,000 in stock-based compensation expense on a pro forma basis for the six months ended January 31, 2006.

Other Income (Expense), net.  Other income (expense), net includes interest income on cash balances, interest expense on our outstanding debt and losses or gains on conversion of non-U.S. dollar transactions into

U.S. dollars. Cash has historically been invested in money market funds. Beginning in fiscal 2006, other income (expense), net also includes charges to record outstanding preferred stock warrants at fair value.

Our Relationship with Microsoft

Our strategic relationship with Microsoft began in June 2005, when Microsoft chose our products for a worldwide deployment, pursuant to which Microsoft has installed our products in various sites in the United States, Asia and Europe. As part of the relationship, we support Microsoft’s Network Access Protection (NAP) architecture for enterprise security and provide interoperability with Microsoft products such as the Internet Authentication Server (IAS) and Network Policy Server (NPS). In addition, we entered into a stock issuance agreement with Microsoft, pursuant to which, upon the closing of our initial public offering, we will issue shares of our common stock to Microsoft with a value of $3.5 million, based on the initial public offering price. While our arrangement provides that the shares to be issued are subject to completion of our initial public offering and will vary depending on the per share price of our initial public offering, no cash consideration will be paid by Microsoft for our shares at the time such shares are issued. We have not recognized revenue related to product sales to Microsoft to date. As of January 31, 2007, our sales to Microsoft exceeded $3.5 million. Accordingly, upon completion of this offering, and assuming all other revenue recognition criteria have been met, we will recognize revenues on sales to Microsoft in excess of $3.5 million.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation, fair value of warrants to purchase convertible preferred stock, inventory valuation, allowances for doubtful accounts and income taxes.

Revenue Recognition

Our revenues are derived primarily from two sources: (1) product revenue, including hardware and software products, and (2) related professional services and support revenue. Support typically includes software updates, on a when and if available basis, telephone and internet access to technical support personnel and hardware support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenues for support services are recognized on a straight-line basis over the service contract term, which is typically between one year and five years.

We account for revenues in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related amendments and interpretations, or SOP 97-2, because our products are integrated with software that is essential to their functionality and because we provide unspecified software upgrades and enhancements related to the equipment through support agreements.

Typically, our sales involve multiple elements, such as sales of products that include support, training and/or consulting services. When a sale involves multiple elements, we allocate the entire fee from the arrangement to each respective element based on its Vendor Specific Objective Evidence, or VSOE, of fair value and recognize revenue when each element’s revenue recognition criteria are met. VSOE of fair value for each element is established based on the sales price we charge when the same element is sold separately. If VSOE of fair value cannot be established for the undelivered element of an agreement, when the undelivered element is support, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that the support is delivered. Prior to the second quarter of fiscal 2006, we had not been able to establish VSOE of fair value in accordance with SOP 97-2 at the outset of our arrangements. Accordingly, we recognized revenue on our transactions’ entire arrangement fees prior to the second quarter of fiscal 2006 ratably over the support period, as the only undelivered element was typically support.

Beginning in the second quarter of fiscal 2006, we were able to establish VSOE of fair value at the outset of our arrangements as we established a new support and services pricing policy, with different services and support offerings than were previously sold. We also began selling support services separately from our arrangements in the form of support renewals. Accordingly, beginning in the second quarter of fiscal 2006, we began recognizing product revenues upon delivery using the residual method, for transactions where all other revenue recognition criteria were met. As we had not been able to establish VSOE on our prior services and support offerings, all transactions prior to the second quarter of fiscal 2006 continue to be recognized ratably over the support period.

We recognize revenue only when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. We evaluate each of these criteria as follows:

•	Evidence of an arrangement — Contracts and/or customer purchase orders are used to determine the existence of an arrangement.

•	Delivery — Delivery is considered to occur when the ordered equipment and the media containing the licensed programs are provided to a common carrier and title has transferred or, in the case of electronic delivery of the licensed programs, the customer is given access to download the programs. We recognize revenue from indirect sales channels upon persuasive evidence provided by our indirect channel customers of a sale to the end customer.

•	Fixed or determinable fee — We assess whether fees are fixed or determinable at the time of sale. We only consider the fee to be fixed or determinable if the fee is not subject to refund or adjustment. Our payment terms may vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. If the arrangement fee is not fixed or determinable, revenue is recognized as amounts become due and payable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

•	Collection is deemed probable — Collection is deemed probable if we expect that the customer will be able to pay amounts under the arrangement as payments become due. If we determine that collection is not probable, we defer the revenue and recognize the revenue upon cash collection.

Shipping charges billed to customers are included in product revenues and the related shipping costs are included in cost of product revenues.

Stock-Based Compensation

Prior to August 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, Financial Accounting Standards Board’s Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, or FIN 44, and FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and had adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, or SFAS 148.

In accordance with APB 25, we recorded stock-based compensation expense resulting from stock options that were granted to employees with exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair market value of the underlying common stock on the date of grant. During fiscal 2004, 2005 and 2006, these options consisted of a total of 7,837,912, 3,471,250 and 3,441,000 shares of common stock, respectively, at exercise prices ranging from $0.12 to $1.50 per share. During these periods, we estimated the fair market value of our common stock based upon several factors, including progress and milestones attained in our business and subsequent rounds of financing. Prior to February 2006, we did not obtain contemporaneous valuations from an unrelated valuation specialist because, at the time these stock options were issued, we believed our estimates of the fair value of our common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry are valued. Our board of directors unanimously and on a timely basis determined the estimated fair value of our common stock and granted options at the same per share exercise price as the estimated fair value of the underlying stock.

In the absence of a public trading market, and prior to February 2006 when we began receiving valuation reports from Duff & Phelps, LLC, our independent valuation firm, our board of directors’s methodology for determining the value of our common stock was to consider numerous objective and subjective factors at each grant date, including, but not limited to, the following:

•	the illiquidity of our common stock;

•	the prices at which we issued and sold redeemable convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences and privileges of our preferred stock relative to our common stock, including the right of holders of our preferred stock to receive upon liquidation, in preference to the holders of our common stock, an amount per share equal to their original issue price per share, which, as of January 31, 2007, was an aggregate amount of approximately $88.1 million;

•	important developments relating to advancement of our business model, including new product launches and customer wins;

•	our stage of development and business strategy; and

•	our financial results, as compared with our budget.

During fiscal 2006, we reassessed the value of our common stock granted prior to obtaining valuations from Duff & Phelps and performed detailed analyses for the years ended July 31, 2004, 2005 and 2006, based upon, among other things, the factors described above, together with a present value of future cash flows calculation for each of these periods. These calculations were used to determine the overall enterprise value and were compared with an estimation of the common stock value under different potential liquidity events, with probabilities assigned to each potential liquidity event. With the benefit of hindsight, we reconsidered whether certain of the grants and awards contained a compensatory element for financial reporting purposes that should be recorded within our financial statements. As a result, we concluded that compensation expense for financial reporting purposes should be recorded for certain grants made during this period where the exercise price was below the reassessed estimated fair value.

Through the end of fiscal 2004, we issued and sold to third party investors in arms-length transactions an aggregate of 44.3 million shares of our Series A, B and C redeemable convertible preferred stock for aggregate net proceeds of $56.3 million. For the period from October 2003 to June 2004, we determined that the reassessed fair value of our common stock ranged from $0.14 per share to $0.50 per share, based on both the factors discussed above and the following additional factors:

•	we continued to generate significant net losses, including $22.5 million in the fiscal year ended July 31, 2004;

•	we were not able to meet certain objectives in our operating budget;

•	we hired a new chief executive officer in December 2003; and

•	our revenues were $1.1 million for fiscal 2004.

During the period from July 2004 to July 2005, we continued to experience substantial losses, generating an annual net loss of $32.6 million. While annual revenues grew to $12.0 million, our rate of growth was below our budget for the first nine months of the year, before exceeding our expectations in the fourth quarter after we entered into an OEM supply agreement with Alcatel-Lucent. Also, in August 2004, we issued and sold an additional $1.7 million of our Series C redeemable convertible preferred stock. For this period, we determined that the reassessed fair value of our common stock ranged from $0.50 per share to $1.40 per share, based on both the factors discussed above and the following additional factors:

•	in January 2005, our largest competitor was acquired by a large public company that had greater financial, technical, sales, marketing and other resources;

•	we entered into a strategic relationship with Microsoft in June 2005; and

•	we spent $6.2 million in the fourth quarter of fiscal 2005, leaving us with a remaining cash balance of $5.2 million, which created a need for an additional round of financing.

During the period from July 2005 to July 2006, we continued to experience substantial losses, generating an annual net loss of $12.0 million. While annual revenues grew significantly to $72.5 million, primarily due to the fact that we established VSOE of fair value subsequent to the first quarter of fiscal 2006 and began recognizing revenue upon shipment of our products, our rate of growth continued to be below our budget for the first nine months of the year, before exceeding our expectations in the fourth quarter. Also, in September 2005, we sold shares of our Series D redeemable convertible preferred stock at $6.54 per share, generating $19.2 million in net proceeds. During this period, we determined that the fair value of our common stock ranged from $1.40 per share to $2.33 per share, based on both the factors discussed above, the valuations provided by Duff & Phelps beginning in February 2006, as further discussed below, and the following additional factors:

•	we hired Dominic Orr as our chief executive officer in April 2006;

•	we spent an average of $3.8 million per quarter in fiscal 2006, leaving us with a remaining cash balance of $9.3 million at fiscal year end; and

•	we were not able to meet certain objectives in our operating budget, and as a result, we decided to sell additional shares of our Series D redeemable convertible preferred stock in the first quarter of fiscal 2007.

In February 2006, we began obtaining contemporaneous valuations from Duff & Phelps to assist us in our estimation of the fair value of our common stock at each grant date, and we began granting options with an exercise price equal to the deemed fair value of our common stock. In completing their analysis, Duff & Phelps used a combination of the income approach, the prior sale of company stock approach and the market comparable approach to estimate the aggregate enterprise value of our company at each valuation date.

The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are then converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The prior sale of company stock approach considers any prior arm’s length sales of the company’s equity. Considerations factored into the analysis include: (1) the size and amount of equity sold; (2) the estimated volatility; (3) an estimated time to liquidity; (4) the relationship of the parties involved; (5) the timing compared to the common stock valuation date; and (6) the financial condition and structure of the company at the time of the sale. In estimating the volatility assumption, Duff & Phelps considered both the historical and implied volatility (over the anticipated time to liquidity) for comparable publicly traded companies. The market comparable approach is based upon a comparison of the company to select actively traded public companies. Ratios or multiples of value relative to certain significant financial variables, such as revenue, earnings, assets, or shareholders’ equity, are developed based upon the comparable companies. Valuation multiples developed from transactions or from comparable public companies are then adjusted for differences in the prospects and risks of the company being valued versus each of the comparable companies. Adjusted valuation multiples are then applied to the appropriate financial variables of the company to derive a value. The projections used in connection with these valuation approaches were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuation would have been different. You should not rely on the fair value of our common stock as determined by Duff & Phelps as necessarily indicative of the fair market value of our common stock for the offering or the trading price of our common stock following the offering.

In preparing their valuations, Duff & Phelps generally applied an equal weighting to the income approach and the market comparable approach. The equal weighting of the two valuation approaches was appropriate since neither approach would be preferable to the other given the early stage nature of our business and technology. In addition, where we obtained valuations proximate in time to the sales of shares of our Series D redeemable convertible preferred stock, Duff & Phelps also used the prior sale of company stock approach, the weighting of such approach varying by valuation date, based on how recently the prior sale of Series D redeemable convertible preferred stock occurred.

The indicated fair value of our company calculated at each valuation date was then allocated to the shares of redeemable convertible preferred stock, warrants to purchase shares of redeemable convertible preferred stock, and common stock, using a contingent claim methodology. This methodology treats the various components of our capital structure as a series of call options on the proceeds expected from the sale of the company or the liquidation of our assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of the company and assumptions based on the securities’ rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management regarding an initial public offering. Estimates of the volatility of our stock were made by the valuation specialist based on available information on the volatility of capital stock of comparable publicly traded companies.

The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate and the discount for lack of marketability used by Duff & Phelps in the determination of the common stock value per share are as set forth below for each of the contemporaneous valuation dates:

	2/1/2006	3/31/2006	4/30/2006	6/30/2006	10/2/2006	11/7/2006	11/21/2006	12/13/2006	1/25/2007

Common Stock Value Per Share	$2.10	$2.25	$2.19	$2.33	$3.63	$4.94	$5.12	$5.74	$7.21
Time to Liquidity (in years)	1.0	0.8	0.8	0.7	0.6	0.5	0.4	0.3	0.2
Volatility	60%	60%	60%	70%	60%	50%	50%	45%	45%
Discount Rate	25%	25%	25%	25%	22.5%	20%	20%	19%	18%
Marketability Discount Rate	15%	15%	15%	10%	10%	7%	6%	4%	3%

As can be seen in the table above, the increase in the valuation of our common stock from February 2006 to January 2007 can be attributed to declines in the anticipated time to liquidity, the volatility rate, the discount rate and the marketability discount rate. Further, Duff & Phelps considered market conditions, whether we achieved certain company milestones, secured new customers, met forecasted revenues and expense targets, and hired key personnel. We and Duff & Phelps also considered other material factors in determining the fair value of our common stock for financial reporting purposes as of the respective option grant dates, including the valuations of existing comparable publicly traded companies, the state of the public offering market for early stage software companies, our decision to pursue an initial public offering and discussions with our managing underwriters regarding the estimated offering price range.

On January 24, 2007, we, in consultation with our managing underwriters, determined our estimated offering price range of $8.00 to $10.00 per share. The estimated offering price range was based on prevailing market conditions, our continuing business execution and market comparable data, which we provided to Duff & Phelps. As seen in the table above, the per share fair value of our common stock, as determined by Duff & Phelps, was $7.21 as of January 25, 2007. Duff & Phelps’s assessment of the fair value of our common stock was undertaken solely for financial accounting purposes. The significant factors contributing to the difference between the fair value as determined by Duff & Phelps and the assumed initial public offering price of $9.00 per share were:

•	The assumed initial public offering price assumes the completion of our initial public offering and includes the anticipated net offering proceeds. The valuation from Duff & Phelps was performed on a contemporaneous basis, and therefore, does not assume completion of our initial public offering and did not include these proceeds.

•	Similarly, a marketability discount was not included in determining the estimated offering price range as the completion of our initial public offering is assumed in the range.

•	Only a market comparable approach was applied in determining the estimated offering price range, while Duff & Phelps applied an income approach, market comparable approach and, when applicable, a prior sales of common stock approach to determine fair value.

•	Additional companies were included in the market comparable approach used in determining the estimated offering price range that Duff & Phelps did not include in their application of the market comparable approach.

•	The estimated offering price range was subject to a number of contingencies and variables, including the timing of our offering and continued business execution.

As a result of our reassessment of the fair market value of options granted, and in accordance with the requirements of APB No. 25, we recorded deferred stock-based compensation expense for the difference between the options’ exercise price and the deemed fair market value of our stock at the date of grant. We are amortizing this deferred stock-based compensation expense on a straight-line basis over the period during which the options vest, which is generally four years. For fiscal 2004, 2005 and 2006, we recorded deferred stock-based compensation expense related to these options of $1.5 million, $1.9 million and $804,000, respectively, of which $175,000, $635,000 and $1.0 million, respectively, was expensed in each of these periods.

Assuming an initial public offering price of $9.00 per share, the aggregate fair value of options outstanding as of January 31, 2007 was $137.9 million, of which $18.1 million related to vested options and $119.8 million related to unvested options.

Had the expenses for our stock-based compensation plans been determined based on the fair value of the options at the grant date of the awards consistent with the provisions of SFAS 123, our net loss would have been increased to the pro forma amounts indicated below:

				Six Months
				Ended
	Years Ended July 31,			January 31,
	2004	2005	2006	2006
	(In thousands, except per share data)

Net loss, as reported	$(22,502)	$(32,635)	$(12,009)	$(9,039)
Add: Employee stock-based compensation expense included in reported net loss	176	644	1,028	508
Less: Total employee stock-based compensation expense determined under the fair value method	(337)	(984)	(2,642)	(874)

Pro forma, net loss	$(22,663)	$(32,975)	$(13,623)	$(9,405)

Basic and diluted net loss per share
As reported	$(6.35)	$(4.66)	$(1.07)	$(0.89)
Pro forma	$(6.39)	$(4.71)	$(1.22)	$(0.92)

Effective August 1, 2006, we adopted SFAS No. 123R, Share-Based Payment, or SFAS 123R, using the modified prospective transition method, which requires the measurement and recognition of compensation expense beginning August 1, 2006 for all share-based payment awards made to employees and directors based on estimated fair values. Under SFAS 123R, we estimate the fair value of stock options granted using the Black-Scholes option-pricing model and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the estimated fair value of our common stock and requires that, at the date of grant, we use the expected term of the stock-based award, the expected volatility of the price of our common stock over the expected term, risk free interest rates and expected dividend yield of our common stock to determine the estimated fair value. We determined the amount of stock-based compensation expense in the six months ended January 31, 2007, based on awards that we ultimately expected to vest, reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Compensation expense includes awards granted prior to, but not yet vested as of July 31, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for awards granted subsequent to July 31, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled since the adoption of SFAS 123R. For purposes of SFAS 123R, employee stock-based compensation related to both unvested awards granted prior to August 1, 2006 and awards granted on or after August 1, 2006 are being amortized on a straight-line basis, which is consistent with the methodology used historically for pro forma purposes under SFAS 123.

The expected term of the stock-based award represents the period of time that we expect such stock-based award to be outstanding, giving consideration to the contractual terms of the award, vesting schedules and expectations of future employee behavior. We gave consideration to our historical exercises, the vesting term of our options, the post vesting cancellation history of our options and the options’ contractual term of 10 years. Given our limited operating history, we then compared this estimated term to those of comparable companies from a representative peer group selected based on industry data to determine the expected term. The computation of expected volatility for the twelve months ended July 31, 2006 and the six months ended January 31, 2007 was based on the historical volatility of comparable companies from a representative peer group that we selected based on industry data. Prior to the twelve months ended July 31, 2006, we estimated expected volatility giving consideration to the expected useful lives of our stock options, our market condition and competitive landscape, and the volatility of the stock market indices at the time. As reflected in the tables below, the decrease in volatility from fiscal 2004 and fiscal 2005 to fiscal 2006 and the six months ended January 31, 2007 was due to the declining volatility of the stock markets and due to our transition from an emerging, private company to a company that can reasonably compare itself to publicly traded companies. As required by SFAS 123R, management made an estimate of expected forfeitures, and we are recognizing stock-based compensation only for those equity awards that we expect to vest. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

The assumptions used to value options granted during the six months ended January 31, 2007 for purposes of determining fair value under SFAS 123R were as follows:

January 31,
2007

Assumptions
Risk-free interest rates	4.69%
Expected term (in years)	4.3
Dividend yield	0%
Volatility	56%

The weighted average fair value of options granted during fiscal 2004, 2005 and 2006 and the six months ended January 31, 2006 was $0.30, $0.80, $1.20 and $1.02 per underlying share of common stock, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following average assumptions used to determine the fair value of awards under SFAS 123 for the periods presented:

	July 31,			January 31,
	2004	2005	2006	2006

Assumptions
Risk-free interest rates	2.94%	3.56%	4.58%	4.26%
Expected term (in years)	4.0	4.0	4.0	4.0
Dividend yield	0%	0%	0%	0%
Volatility	100%	100%	70%	70%

Total stock-based compensation in the six months ended January 31, 2007 was $3.5 million. As a result of adopting SFAS 123R on August 1, 2006, during the six months ended January 31, 2007, our net loss was $2.5 million greater than if we had continued to account for stock-based compensation under APB 25, and our basic and diluted net loss per share for the six months ended January 31, 2007 was higher by $0.18. At January 31, 2007, we had $25.2 million of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to outstanding awards that we will recognize over a weighted average period of 3.3 years.

In the six months ended January 31, 2007, we modified the terms of 238,917 shares underlying certain outstanding options held by three former employees. As a result of the modification to the terms of these stock awards, we recognized additional compensation expense of $415,000 for the six months ended January 31, 2007.

We account for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the EITF in Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of the date on which there first exists a firm commitment for performance by the provider of goods or services or on the date performance is complete, using the Black-Scholes model.

Fair Value of Warrants to Purchase Convertible Preferred Stock

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. FSP 150-5 requires us to classify our outstanding preferred stock warrants as liabilities on our balance sheet and record adjustments to the value of our preferred stock warrants in our statement of operations to reflect their fair value at each reporting period. We previously accounted for such warrants in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Good or Services, or EITF 96-18.

We adopted FSP 150-5 in the first quarter of fiscal 2006 and accounted for the cumulative effect of the change in accounting principle as of August 1, 2005. The impact of the change in accounting principle was to record a cumulative gain of $66,000, or $0.01 per share, as of August 1, 2005. In fiscal 2006, we recorded $667,000 of additional expense as other expense, net to reflect the increase in fair value of our preferred stock warrants between August 1, 2005 and July 31, 2006. In the six months ended January 31, 2007, we recorded an additional $3.1 million of expense as other expense, net to reflect the further increase in fair value of these warrants between August 1, 2006 and January 31, 2007.

Upon the closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital, a component of stockholders’ deficit, and we will cease to record any related periodic fair value adjustments.

Inventory Valuation

Inventory consists of hardware and related component parts and is stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. We record inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in cost of product revenues in the period the revision is made. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs amounted to approximately $552,000, $1.2 million and $939,000 in fiscal 2004, 2005 and 2006, respectively, and $408,000 and $809,000 for the six months ended January 31, 2006 and 2007, respectively.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of our accounts receivable. In estimating the allowance for doubtful accounts, our management considers, among other factors, (1) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (2) our historical write-offs, (3) the credit-worthiness of each customer, (4) the economic conditions of the customer’s industry, and (5) general economic conditions. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. The allowance for doubtful accounts was $164,000 and $352,000 at July 31, 2005 and 2006, respectively, and $428,000 at January 31, 2007.

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established.

Based on the available objective evidence, including the fact that we have generated losses since inception, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, management has applied a full valuation allowance against our deferred tax assets as of the fiscal years ended July 31, 2005 and 2006 and as of January 31, 2007.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

				Three Months Ended		Six Months Ended
	Years Ended July 31,			October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007

Revenues:
Product	—%	—%	59.6%	78.0%	85.0%	47.2%	81.7%
Professional services and support	—	—	4.1	8.6	10.0	1.6	9.3
Ratable product and related professional services and support	100.0	100.0	36.3	13.4	5.0	51.2	9.0
Cost of revenues:
Product	—	—	23.3	29.8	32.1	18.6	31.0
Professional services and support	—	—	3.3	4.8	4.3	2.9	4.5
Ratable product and related professional services and support	235.2	75.4	14.6	4.9	1.9	23.1	3.3

Gross margin	(135.2)	24.6	58.8	60.5	61.7	55.4	61.2

Operating expenses:
Research and development	609.1	77.7	19.5	20.8	21.7	23.9	21.2
Sales and marketing	983.8	185.7	46.6	44.1	45.6	54.0	44.9
General and administrative	220.9	29.7	8.2	10.7	12.7	8.6	11.8

Operating margin	(1,949.0)	(268.5)	(15.5)	(15.1)	(18.3)	(31.1)	(16.7)

Other income (expense), net	(11.2)	(1.2)	(0.7)	(2.9)	(8.4)	(1.8)	(5.9)

Loss before income taxes and cumulative effect of change in accounting principle	(1,960.2)	(269.7)	(16.2)	(18.0)	(26.7)	(32.9)	(22.6)
Income taxes	2.9	1.3	0.4	0.4	0.5	—	0.4
Loss before cumulative effect of change in accounting principle	(1,963.1)	(271.0)	(16.6)	(18.4)	(27.2)	(32.9)	(23.0)
Cumulative effect of change in accounting principle	—	—	0.1	—	—	0.2	—

Net loss	(1,963.1)%	(271.0)%	(16.5)%	(18.4)%	(27.2)%	(32.7)%	(23.0)%

Revenues

The following table presents our revenues, by revenue source, for the periods presented:

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands)

Total revenues	$1,147	$12,043	$72,503	$24,505	$26,647	$27,655	$51,152
Type of revenues:
Product	—	—	43,171	19,106	22,662	13,044	41,768
Professional services and support revenues	—	—	2,985	2,121	2,656	440	4,777
Ratable product and related professional services and support	1,147	12,043	26,347	3,278	1,329	14,171	4,607
Revenues by geography:
United States	803	8,791	53,132	16,794	15,853	19,601	32,647
Europe, the Middle East and Africa	138	1,325	7,711	3,300	6,377	2,377	9,677
Asia Pacific	195	1,566	7,232	2,304	2,441	3,585	4,745
Rest of World	11	361	4,428	2,107	1,976	2,092	4,083

Prior to the second quarter of fiscal 2006, we recognized revenue from sales of our products ratably over the term of the support contract with each customer, which is typically one to five years. Beginning in the second quarter of fiscal 2006, when we were able to establish VSOE of fair value, we began recognizing revenue upon shipment of our products, for transactions where all other criteria for revenue recognition were satisfied. Professional services and support revenues primarily represent customer payments made in advance for support contracts and are recognized ratably over the contractual period, which is typically one to five years. Because of the change in the timing of our revenue recognition in the second quarter of fiscal 2006, comparisons of the absolute dollar growth in our quarterly revenues on a year-over-year basis are not meaningful.

Six Months Ended January 31, 2007 Compared to the Six Months Ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

In the six months ended January 31, 2007, total revenues increased 85% over the six months ended January 31, 2006 due to a $33.1 million increase in product and related professional services and support sales to new and existing customers, partially offset by a $9.6 million decrease in ratable product and related professional services and support revenues. In the three months ended January 31, 2007, total revenues increased 9% over the three months ended October 31, 2006 due to a $4.1 million increase in product and related professional services and support sales to new and existing customers, partially offset by a $1.9 million decrease in ratable product and related professional services and support revenues.

The decrease in ratable product and related professional services and support revenues in the six months ended January 31, 2007 compared to the six months ended January 31, 2006 and in the three months ended January 31, 2007 compared to the three months ended October 31, 2006 was due to the run-off in the amortization of deferred revenue associated with those customer contracts that we entered into prior to our establishment of VSOE of fair value. We expect ratable product and related professional services and support revenues to continue to decrease in absolute dollars and as a percentage of total revenues in future periods. At January 31, 2007, we had $7.8 million in deferred revenue associated with ratable product and professional services and support revenues, of which

$2.1 million will be amortized to revenue over the remainder of fiscal 2007 and $3.5 million, $1.4 million and $800,000 will be amortized to revenue in fiscal 2008, 2009 and 2010, respectively.

In the six months ended January 31, 2007 and January 31, 2006 and in the three months ended January 31, 2007 and October 31, 2006, we derived more than 75% of our product revenues from indirect channels. We expect to continue to derive a significant majority of our product revenues from indirect channels as a result of our focus on expanding our indirect channel sales.

We generated 36% of our revenues in the six months ended January 31, 2007 from shipments to locations outside the United States, compared to 29% in the six months ended January 31, 2006. In the three months ended January 31, 2007, we generated 41% of our revenues from shipments to locations outside the United States, compared to 31% in the three months ended October 31, 2006. We continue to expand into international locations and introduce our products in new markets, and we expect international revenues to increase in absolute dollars and as a percentage of total revenues in future periods.

Substantially all of our customers purchase support when they purchase our products. The increase in professional services and support revenues is a result of increased product and first year support sales combined with the renewal of support contracts by existing customers. As our customer base grows, we expect the proportion of our revenues represented by support revenues to increase.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

Total revenues increased in fiscal 2006 over fiscal 2005 due to an increase in product and related professional services sales to new and existing customers, both domestically and internationally. The fact that we began to use the residual method to recognize revenues beginning in the second quarter of fiscal 2006 makes comparisons between these periods not meaningful on an absolute dollar basis.

We generated 27% of our revenues in fiscal 2006 from shipments to locations outside the United States, compared to 27% and 30% in fiscal 2005 and 2004, respectively.

As a percentage of total revenues, professional services and support revenues decreased in fiscal 2006, compared to fiscal 2005 and 2004 due to the fact that we began to recognize product revenues upon shipment in the second quarter of fiscal 2006, which resulted in a substantial increase in product revenue.

The increase in ratable product and related professional services and support revenue in fiscal 2006, compared with fiscal 2005 and fiscal 2004 was due to an increase in product and related professional services sales to new and existing customers.

Cost of Revenues and Gross Margin

The following table presents our revenues and cost of revenues, by revenue source, for the periods presented:

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(Dollars in thousands)

Total revenues	$1,147	$12,043	$72,503	$24,505	$26,647	$27,655	$51,152
Cost of product	—	—	16,904	7,301	8,562	5,150	15,863
Cost of professional services and support	—	—	2,409	1,174	1,131	805	2,305
Cost of ratable product and related professional services and support	2,696	9,077	10,572	1,186	505	6,380	1,691

Total cost of revenues	2,696	9,077	29,885	9,661	10,198	12,335	19,859

Gross profit (loss)	$(1,549)	$2,966	$42,618	$14,844	$16,449	$15,320	$31,293
Gross margin	(135.2)%	24.6%	58.8%	60.5%	61.7%	55.4%	61.2%

Six Months Ended January 31, 2007 Compared to the Six Months Ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

The increase in cost of product revenues in the six months ended January 31, 2007 compared to the six months ended January 31, 2006, as well as in the three months ended January 31, 2007 compared to the three months ended October 31, 2006, was due to increased shipments of our products to customers. The substantial majority of our cost of product revenues consists of payments to Flextronics, our contract manufacturer. For the fiscal year ended July 31, 2006 and the six months ended January 31, 2007, payments to Flextronics and Flextronics-related costs constituted more than 75% of our cost of product revenues.

Cost of professional services and support revenues increased during this period as we added more technical support headcount domestically and abroad to support our growing customer base. Cost of ratable product and related support and services decreased during this period consistent with the decrease in ratable product and related professional services and support revenues.

As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications. In addition, as we expand internationally, we will continue to hire additional technical support personnel to support our growing international customer base.

Gross margins improved in the six months ended January 31, 2007 compared to the six months ended January 31, 2006, as well as in the three months ended January 31, 2007 compared to the three months ended October 31, 2006, due to the increase in our revenues, which grew at a higher rate than the associated costs primarily as a result of economic efficiencies we were able to gain with Flextronics, our contract manufacturer.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

The increase in total cost of revenues in fiscal 2006 compared to fiscal 2005 and fiscal 2004 was due to increased shipments of our products to customers. Gross margin increased in fiscal 2006 compared to fiscal 2005 and fiscal 2004, due to the significant increase in our revenues, which grew at a higher rate than the associated costs. We do not expect gross margin to continue to increase at the same rate it increased from fiscal 2005 to fiscal 2006 because we expect the opportunities to gain economic efficiencies with Flextronics will be less.

Research and Development Expenses

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(Dollars in thousands)

Research and development expenses	$6,982	$9,353	$14,130	$5,091	$5,771	$6,617	$10,862
Percent of total revenue	609.1%	77.7%	19.5%	20.8%	21.7%	23.9%	21.2%

Six Months Ended January 31, 2007 Compared to the Six Months Ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

In the six months ended January 31, 2007, research and development expenses increased 64% over the six months ended January 31, 2006, primarily due to an increase of $2.9 million in personnel and related costs as a result of increased headcount, $594,000 in stock-based compensation as a result of our adoption of FAS 123R on August 1, 2006, $329,000 in purchases of design equipment and services and $271,000 in facilities costs. For the three months ended January 31, 2007 compared to the three months ended October 31, 2006, research and development expenses increased 13% primarily due to an increase of $371,000 in personnel and related costs and $266,000 in stock-based compensation.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

In fiscal 2006, research and development expenses increased 51% over fiscal 2005, primarily due to an increase of $3.3 million in personnel and related costs as a result of increased headcount, $579,000 in temporary labor and consulting services and $617,000 of facilities costs related to additional space at our headquarters and sales offices. Compared to fiscal 2004, research and development expenses increased 102% primarily due to an increase of $4.9 million in personnel and related costs, $1.1 million of facilities costs and $534,000 of purchases of design equipment and services. Personnel and related costs were $9.3 million in fiscal 2006, $6.0 million in fiscal 2005 and $4.4 million in fiscal 2004.

Sales and Marketing Expenses

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(Dollars in thousands)

Sales and marketing expenses	$11,277	$22,369	$33,765	$10,808	$12,146	$14,921	$22,954
Percent of total revenue	983.8%	185.7%	46.6%	44.1%	45.6%	54.0%	44.9%

Six Months Ended January 31, 2007 Compared to the Six Months Ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

In the six months ended January 31, 2007, sales and marketing expenses increased 54% over the six months ended January 31, 2006, primarily due to an increase of $2.8 million in personnel and related costs as a result of increased headcount, $2.2 million in sales commissions as a result of increased revenues, $768,000 in stock-based compensation as a result of our adoption of FAS 123R on August 1, 2006 and $1.2 million related to marketing programs. For the three months ended January 31, 2007 compared to the three months ended October 31, 2006, sales and marketing expenses increased 12% primarily due to an increase of $620,000 in personnel and related costs as a result of increased headcount, $449,000 related to marketing programs, $248,000 in sales commissions as a result of increased revenues, $220,000 in consulting and outside services expenses and $207,000 in travel and entertainment expenses, partially offset by a $626,000 decrease in stock-based compensation.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

In fiscal 2006, sales and marketing expenses increased 51% over fiscal 2005, primarily due to an increase of $8.0 million in personnel and related costs as a result of increased headcount, $1.3 million in marketing programs and $1.2 million in travel and entertainment expenses. Compared to fiscal 2004, sales and marketing expenses increased 199% primarily due to an increase of $15.4 million in personnel and related costs, $2.7 million in travel and entertainment expenses and $2.5 million in marketing programs.

General and Administrative Expenses

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(Dollars in thousands)

General and administrative expenses	$2,531	$3,576	$5,963	$2,613	$3,395	$2,390	$6,008
Percent of total revenue	220.9%	29.7%	8.2%	10.7%	12.7%	8.6%	11.8%

Six Months Ended January 31, 2007 Compared to the Six Months ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

In the six months ended January 31, 2007, general and administrative expenses increased 151% over the six months ended January 31, 2006, primarily due to an increase of $1.3 million in personnel and related costs as a result of increased headcount, $1.4 million in stock-based compensation as a result of our adoption of FAS 123R on August 1, 2006 and $629,000 in professional fees associated with legal and audit services. For the three months ended January 31, 2007 compared to the three months ended October 31, 2006, general and administrative expenses increased 30% primarily due to an increase of $332,000 in personnel and related costs as a result of increased headcount, $188,000 in stock-based compensation and $150,000 in professional fees associated with legal and audit services.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

In fiscal 2006, general and administrative expenses increased 67% over fiscal 2005, primarily due to an increase of $1.3 million in personnel and related costs as a result of increased headcount and $826,000 in professional services fees associated with legal and audit services and Sarbanes-Oxley consulting expenses. Compared to fiscal 2004, general and administrative expenses increased 136% primarily due to an increase of $1.8 million in personnel and related costs, $1.1 million in professional fees and $142,000 in stock-based compensation.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income, interest expense, expense for warrants issued in connection with equipment loans, and foreign currency exchange gains and losses.

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(Dollars in thousands)

Interest income	$158	$350	$551	$112	$196	$306	$309
Interest expense	(285)	(443)	(315)	(35)	(28)	(177)	(63)
Other	(2)	(54)	(765)	(831)	(2,419)	(620)	(3,250)

Total other income (expense), net	$(129)	$(147)	$(529)	$(754)	$(2,251)	$(491)	$(3,004)

Six Months Ended January 31, 2007 Compared to the Six Months Ended January 31, 2006 and the Three Months Ended January 31, 2007 Compared to the Three Months Ended October 31, 2006

In the six months ended January 31, 2007, other expense, net increased compared to the six months ended January 31, 2006, primarily due to an increase of $2.5 million in warrant expense resulting from FSP 150-5, which requires us to classify our preferred stock warrants as liabilities and adjust the carrying value to fair value each period, partially offset by an $85,000 decrease in interest expense due to the decline in the outstanding balance of our equipment loans. For the three months ended January 31, 2007 compared to the three months ended October 31, 2006, other expense, net also increased primarily due to an increase in warrant expense of $1.6 million, partially offset by an increase of $85,000 in interest income due to rising average cash balances.

Fiscal 2006 Compared to Fiscal 2005 and Fiscal 2004

In fiscal 2006, other expense, net increased compared to fiscal 2005, primarily as a result of the $667,000 in expense we recognized as a result of our adoption of FSP 150-5 in fiscal 2006, partially offset by an increase of $201,000 in interest income due to rising average cash balances and a decrease of $128,000 in interest expense due to the decline in the outstanding balance of our equipment loans. Interest income increased in fiscal 2006 as we received net proceeds of $19.2 million as a deposit for the issuance of 2,953,571 shares of Series D redeemable convertible preferred stock. Compared to fiscal 2004, other expense, net increased primarily as a result of the $667,000 in warrant expense, offset by an increase in interest income of $393,000 due to a rising average cash balance.

Provision for Income Taxes

Since inception, we have incurred operating losses, and, accordingly, we have not recorded a provision for income taxes for any of the periods presented other than foreign provisions for income tax. As of July 31, 2006, we had net operating loss carryforwards of $55.4 million and $50.3 million for federal and state income tax purposes. We also had federal research and development tax credit carryforwards of approximately $1.5 million and state research and development tax credit carryforwards of approximately $1.1 million. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. If not utilized, the federal and state net operating loss and tax credit carryforwards will expire between 2013 and 2022. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering. See Note 7 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the six quarters ended January 31, 2007. In management’s opinion, the data has been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	October 31,	January 31,	April 30,	July 31,	October 31,	January 31,
(in thousands, except per share data)	2005	2006	2006	2006	2006	2007

Revenues
Product	$—	$13,044	$13,308	$16,819	$19,106	$22,662
Professional services and support	—	440	969	1,576	2,121	2,656
Ratable product and related professional services and support	6,775	7,396	6,673	5,503	3,278	1,329

Total revenues	6,775	20,880	20,950	23,898	24,505	26,647
Cost of revenues
Product	—	5,150	5,278	6,476	7,301	8,562
Professional services and support	—	805	779	825	1,174	1,131
Ratable product and related professional services and support	3,794	2,586	2,288	1,904	1,186	505

Total cost of revenues	3,794	8,541	8,345	9,205	9,661	10,198

Gross profit	2,981	12,339	12,605	14,693	14,844	16,449

Operating expenses
Research and development	3,273	3,344	3,760	3,753	5,091	5,771
Sales and marketing	7,149	7,772	8,664	10,180	10,808	12,146
General and administrative	1,116	1,274	1,639	1,934	2,613	3,395

Total operating expenses	11,538	12,390	14,063	15,867	18,512	21,312

Operating loss	(8,557)	(51)	(1,458)	(1,174)	(3,668)	(4,863)
Other income (expense), net	(42)	(449)	15	(53)	(754)	(2,250)

Loss before provision for income taxes and cumulative effect of change in accounting principle	(8,599)	(500)	(1,443)	(1,227)	(4,422)	(7,113)
Provision for income taxes	—	6	82	218	88	123

Loss before cumulative effect of change in accounting principle	(8,599)	(506)	(1,525)	(1,445)	(4,510)	(7,236)
Cumulative effect of change in accounting principle	66	—	—	—	—	—

Net loss	(8,533)	(506)	(1,525)	(1,445)	(4,510)	(7,236)

Net loss per common share, basic and diluted	$(0.88)	$(0.05)	$(0.13)	$(0.11)	$(0.34)	$(0.52)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Our revenues have increased sequentially in each of the quarters presented, due to increases in the number of products sold to new and existing customers, international expansion, and, beginning in the second quarter of fiscal 2006, the recognition of product revenue upon shipment due to the establishment of VSOE of fair value of undelivered products in our arrangements. This increase was offset by the quarterly decrease in the amortization of deferred revenue associated with those customer contracts that we entered into prior to establishment of VSOE of fair value.

Prior to the second quarter of fiscal 2006, we recognized revenue on our transactions’ entire arrangement fees ratably over the term of the support period, of one to five years. Subsequent to the second quarter of fiscal 2006, the dollar value of revenue and percentage of total revenue derived from such arrangements that are recognized ratably has decreased, and we expect it will continue to decrease each quarter until the related support periods have ended.

Operating expenses in all quarters increased sequentially as we continued to add headcount and related costs to accommodate the growing business on a quarterly basis.

In the first quarter of fiscal 2006, we adopted FSP 150-5, which subjects warrants to the requirements in Statement 150, regardless of the timing of the redemption feature or the redemption price and requires us to classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. We recorded a $66,000 cumulative gain on adoption as of August 1, 2005, reflecting the fair value of the warrants as of that date, and $67,000, $516,000, $22,000, $62,000, $784,000 and $2.3 million of expense was recorded in other income (expense), net in the quarters ended October 31, 2005, January 31, 2006, April 30, 2006, July 31, 2006, October 31, 2006 and January 31, 2007, to reflect the increase in fair value of the warrants.

Liquidity and Capital Resources

	As of July 31,		As of January 31,
	2005	2006	2007
	(In thousands)

Working capital (deficit)	$(884)	$(10,472)	$12,318
Cash and cash equivalents	4,293	9,263	18,898
Short term investments	899	—	—

	Years Ended			Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	October 31,	January 31,	January 31,	January 31,
	2004	2005	2006	2006	2007	2006	2007
	(In thousands)

Cash provided by (used in) operating activities	$(19,691)	$(22,803)	$(13,519)	$(2,502)	$1,652	$(7,028)	$(850)
Cash used in investing activities	(2,256)	(1,194)	(1,192)	(650)	(1,268)	(314)	(1,918)
Cash provided by financing activities	48,413	910	19,678	11,796	574	19,492	12,370

Since our inception in February 2002, we have funded our operations primarily with proceeds from issuances of redeemable convertible preferred stock, which provided us with aggregate net proceeds of $87.8 million. We have also funded purchases of equipment with various equipment loans.

In March 2003, we entered into an equipment loan and security agreement with a financial institution for borrowings up to $1.8 million. The agreement required us to make three consecutive interest-only payments, followed by 36 equal monthly payments through December 2006 of principal plus interest. We were also required to pay an additional payment in the amount of 12.5% of the draw-down amount at the end of the term.

In July 2003, we entered into another equipment loan and security agreement with a financial institution for borrowings up to $2.0 million. The agreement requires 39 equal monthly payments through July 2007 of principal plus interest.

Most of our sales contracts are denominated in United States dollars and as such, the increase in our revenues derived from international customers has not affected our cash flows from operations. As we fund our international operations, our cash and cash equivalents are affected by changes in exchange rates. To date, the foreign currency effect on our cash and cash equivalents has been immaterial.

Cash Flows from Operating Activities

We have experienced negative cash flows from operations as we continue to expand our business and build our infrastructure domestically and internationally. Our cash flows from operating activities will continue to be affected principally by our working capital requirements and the extent to which we increase spending on personnel as our business grows. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from sales personnel. To a lesser extent, the start up costs associated with international expansion have also negatively affected our cash flows from operations. Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, purchases of inventory, rent payments and technology costs.

Cash used in operating activities decreased in the six months ended January 31, 2007, compared to the six months ended January 31, 2006 due to increases in non-cash activities, such as stock-based compensation and the increase in fair value of our warrants, and increases in other current and noncurrent liabilities, offset by an increase in inventory and a decrease in deferred revenue.

Cash used in operating activities decreased in fiscal 2006 compared to fiscal 2005 mainly due to higher gross margins, which resulted from economic efficiencies we were able to gain through our contract manufacturing relationship with Flextronics.

Cash used in operating activities increased in fiscal 2005 from fiscal 2004. In fiscal 2004 we were a development stage company and did not have significant operating activities.

Cash Flows from Investing Activities

Cash used in investing activities increased in the six months ended January 31, 2007, compared to the six months ended January 31, 2006 due to increased capital expenditures. Capital expenditures in the six months ended January 31, 2007 were primarily related to leasehold improvements for newly leased space for our headquarters, increased research and development lab equipment expenditures and increased computer equipment for new employees.

Cash used in investing activities was relatively consistent in fiscal 2006 compared to fiscal 2005 and decreased from fiscal 2004 due to a decrease in purchases of short term investments, partially offset by an increase in capital expenditures from fiscal 2004 levels to support our growth.

Cash Flows from Financing Activities

We have financed our operations primarily with net proceeds from private sales of redeemable convertible preferred stock totaling $87.8 million through January 31, 2007, including $10.6 million for the purchase of 1,619,725 shares of our Series D redeemable convertible preferred stock received during the six months ended January 31, 2007.

Cash provided by financing activities was higher in fiscal 2006 compared to fiscal 2005 due to the deposit received for 2,953,571 shares of our Series D redeemable convertible preferred stock in September 2005 for net proceeds of $19.2 million.

In fiscal 2004, we sold 18,333,333 shares of our Series B redeemable convertible preferred stock for net proceeds of $22.0 million, and we sold 11,701,135 shares of our Series C redeemable convertible preferred stock for net proceeds of $24.9 million.

We believe that the net proceeds from this offering, together with our existing cash balances, will be sufficient to fund our projected operating requirements for the foreseeable future. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of July 31, 2006:

	Year Ending July 31,
							More
							Than
	Total	2007	2008	2009	2010	2011	5 Years
	(In thousands)

Balance Sheet Contractual Obligations
Principal payments on equipment loans	$613	$613	$—	$—	$—	$—	$—
Other Contractual Obligations
Operating leases	1,729	677	312	255	264	209	12
Non-cancellable inventory purchase commitments(1)	4,567	4,567	—	—	—	—	—

Total contractual obligations	$6,909	$5,857	$312	$255	$264	$209	$12

(1)	We outsource the production of our hardware to third-party manufacturing suppliers. We enter into various inventory related purchase agreements with these suppliers. Generally, under these agreements, 40% of the orders are cancelable by giving notice 60 days prior to the expected shipment date, and 20% of orders are cancelable by giving notice 30 days prior to the expected shipment date. Orders are not cancelable within 30 days prior to the expected shipment date. We had $5.3 million in noncancelable purchase commitments with suppliers as of January 31, 2007.

Off-Balance Sheet Arrangements

At January 31, 2007 and July 31, 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Most of our sales contracts are denominated in United States dollars, and therefore, our revenue is not subject to foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound, Euro and Japanese Yen. To date, we have not entered into any hedging contracts because expenses in foreign currencies have been insignificant to date, and exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $18.9 million, $9.3 million and $4.3 million at January 31, 2007, July 31, 2006 and July 31, 2005. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents. Declines in interest rates, however, would reduce future investment income.

BUSINESS

Overview

We provide an enterprise mobility solution that enables secure access to data, voice and video applications across wireless and wireline enterprise networks. Our Aruba Mobile Edge Architecture allows end-users to roam to different locations within an enterprise campus or office building while maintaining secure and consistent access to all of their network resources. Our architecture also enables IT managers to establish and enforce policies that control network access and prioritize application delivery based on an end-user’s organizational role and authorization level. We enable our enterprise customers to extend the same user-centric solution to remote locations such as branch offices and home offices connected over the Internet. Our solution, the Aruba Mobile Edge Architecture, consists of the ArubaOS modular operating system, optional value-added software modules, a centralized mobility management system, high-performance programmable mobility controllers, and wired and wireless access points.

We believe that our user-centric architecture is fundamentally different from alternative enterprise mobility solutions. In traditional enterprise networks, users are connected at the “fixed edge” of the network via physical ports using cables. In such port-centric architectures, network access policies and application delivery priorities are defined for ports, assuming a static association of a user to a port. To enable user mobility, enterprises typically either have opened access to these fixed ports so any user can connect from any port, or have deployed WLANs, each of which reduces network security and application performance. Enterprises also commonly deploy VPNs to secure mobile access, which increases cost and complexity while often degrading the user experience and application performance. None of these alternatives addresses the fundamental challenge of creating and applying user-based network access control and application delivery policies and priorities consistently across wireless and wireline networks at local and remote locations.

Our user-centric architecture enables a new “mobile edge” that allows users to roam across the enterprise network and to remote locations that have an Internet connection while maintaining secure, high-performance access to network applications. Using our architecture, IT departments can consistently manage user-based network access and enforce application delivery policies from a single integrated point-of-control. Our Aruba Mobile Edge Architecture delivers the following benefits:

•	Secure mobility — Our architecture integrates user-based security and mobility in a single solution enabling secure roaming across an extended enterprise network including the headquarters or main campus, remote office locations and home offices. End-users at any of these locations experience the same login procedure and network access rights while IT departments are assured of a consistent security and application delivery policy applied to individual user traffic. Our architecture enables this capability without requiring IT departments to deploy additional services such as VPNs or access control firewalls;

•	Improved application performance in a mobile environment — Most existing enterprise applications are designed for delivery in a fixed port-centric network, which typically provides dedicated bandwidth to each user. The performance of these applications often degrades in most mobile environments where bandwidth is shared among a group of users. Our architecture is user-centric and application-aware, which improves the performance of applications delivered in a mobile enterprise environment. IT managers can use our architecture to implement policies that prioritize and optimize data, voice and video services based on the specific user and/or the application being delivered. These application delivery policies follow the user ensuring a consistent user experience wherever a user connects within the extended enterprise network;

•	Ease of deployment and integration — Traditional approaches to enterprise mobility require a number of changes to the underlying network infrastructure. We have designed our architecture as a non-disruptive overlay to existing enterprise networks, allowing quick deployment and preserving existing infrastructure investments. In addition, we have integrated all of the disparate elements of enterprise mobility — security, application, network and radio frequency (RF) management services — into a single architecture, making it easy for IT departments to integrate our solution with existing networks and security infrastructure;

•	Cost-effective scalability — We believe our architecture provides industry leading scalability, designed to support up to 100,000 concurrent users from a centralized point of control. In addition, our integrated solution reduces the number of network elements required to enable mobility within a given location. As a result, our architecture enhances management efficiency and reduces personnel costs, allowing enterprise IT managers to scale their enterprise mobility solution in a cost-effective manner; and

•	Flexible platform for emerging mobile applications — Our mobility solution architecture combines the flexibility of modular software with high performance, programmable hardware. This combination enables us to rapidly introduce new applications, such as E-FMC and location-based services, as well as new features to support other mobile enterprise applications.

Our goal is to establish our solution as the standard approach to enabling secure mobility for global enterprises. We believe that our products can provide significant benefits to mobile enterprise users across every major industry and geography. We began commercial shipments of our products in June 2003, and we now have over 2,000 end customers worldwide. The following customers represent our five largest end customers in the United States, our first and fifth largest end customers in Europe, the Middle East and Africa (EMEA), and our first, second and seventh largest end customers in Asia Pacific, in each case in terms of sales through January 31, 2007:

United States	EMEA	Asia Pacific

Burlington Northern Santa Fe	SAP	Guangzhou Metro
Google	Saudi Aramco	NTT Data Corporation
The Ohio State University		Pu Dong International Airport
United States Air Force		(Shanghai)
University of Washington

We sell our products and support services directly through our own sales force and indirectly through our VARs and distributors, as well as OEMs. We also have a significant number of technology partners with whom we are collaborating to provide new solutions and increase demand for our products.

Aruba was founded in February 2002 and is headquartered in Sunnyvale, California.

Industry Background

Demand for Enterprise Mobility

Enterprises are becoming more geographically dispersed and their users are becoming increasingly mobile. As a result, enterprises are being driven to invest in enterprise mobility infrastructure to provide their users with secure mobility. IDC, an independent research firm, estimates that there were 744 million mobile workers worldwide in 2006. IDC defines mobile workers as employees who are mobile within an office or campus environment, home-based workers and workers whose jobs require them to travel outside their primary office. Further, the market for enterprise mobility infrastructure solutions, which we define to include both enterprise-class WLAN solutions and network security appliances and software, is large and growing. According to IDC, the market for enterprise-class WLAN solutions is expected to grow from $1.3 billion in 2006 to $3.0 billion in 2010. According to Infonetics Research, an independent research firm, worldwide revenue for network security appliances and software is expected to grow from $4.3 billion in 2006 to $5.3 billion in 2010. Key trends driving the growth in this market and increased deployment of secure enterprise mobility solutions include:

•	End-user demand — End-users are increasingly mobile and are dependent on having access to their enterprise network in order to perform their jobs effectively regardless of their location. In addition, they are becoming increasingly accustomed to the conveniences of personalized mobile computing and communications through the frequent use of devices such as mobile phones and laptop computers, and are demanding a similar mobile experience with regard to enterprise resources;

•	Business needs — Enterprises are deploying wireless networks to maintain their competitiveness, increase productivity and improve resource management. Industries that have led in the deployment of mobility solutions include healthcare, retail and education. In healthcare, medical personnel use mobility solutions to remotely access medical records and monitor mobile medical equipment. The retail industry uses mobile point-of-sale terminals to enable businesses to sell their products wherever the consumers are located.

Finally, mobile solutions are being widely adopted in education, where campus-wide WLANs are becoming integrated into the educational experience;

•	Mobile applications — Several new applications are being introduced that will require enterprise mobility solutions to operate effectively. These applications include E-FMC, which provides seamless handoff of voice calls between cellular and enterprise VoIP networks, and location-based services such as asset tracking and inventory management; and

•	Network economics — Enterprise mobility solutions today can offer reduced IT support costs relative to fixed networks in areas such as employee moves, adds and changes. Further, the prospect of all-wireless buildings can significantly reduce costs of new network infrastructure such as cabling, LAN switches and individual appliances or blades within a switch that separately manage security and application delivery functions.

The Challenges of Providing Secure Mobile Access

Enterprises attempting to deliver secure enterprise mobility solutions are faced with the following challenges:

•	Integrating security and mobility — Security remains one of the largest hurdles to widespread deployment of enterprise mobility solutions. Wireless airwaves cannot be confined to within a building’s walls, and thus, traditional physical security models are challenged with the increasing demand and deployment of mobility solutions. Network access privileges and permissions must be clearly defined on a per-user basis to enable secure access and application delivery policies. Finally, unauthorized, or rogue, access points deployed by employees can lead to a breakdown of network security and must be actively monitored and prevented;

•	Delivering applications in a mobile environment — Most applications are designed for delivery over a fixed network and perform sub-optimally in a mobile environment. Enterprise mobility solutions must ensure application persistence for mission-critical data, as well as for latency sensitive voice and video applications. Introducing application awareness to enterprise mobility solutions ensures more effective delivery of data, voice and video by prioritizing traffic on a per-user basis;

•	System integration — Enterprise mobility solutions require more than basic wireless access. Security, application, network and RF management services are required for comprehensive enterprise mobility and are implemented in separate elements in most existing networks. This increases the complexity of deployment and integration, limits scalability and requires expensive upgrades to the existing infrastructure;

•	Scalability and management — Due to the increasing mobility of enterprise users, enterprise mobility solutions need to cost-effectively scale to support thousands of concurrent users. Enterprise IT departments want centralized management and control, which allows them to reduce personnel and other support costs associated with enterprise mobility solutions; and

•	Support for emerging mobile applications — Enterprise mobility solutions need to be highly flexible and adaptable to support emerging mobile applications, such as E-FMC and location-based services, without degradation of performance or significant disruption to existing operations.

Limitations of Alternative Approaches

To date, enterprises have responded to the increasing demands for mobility by deploying WLANs, enabling open access on wired network ports and/or providing VPN solutions. All of these solutions extend the fixed edge of the existing network on a limited basis and can often result in reduced security and sub-optimal application performance.

WLAN Access

Traditional WLANs are fundamentally designed for extending the wired ports within an office building and assume the wired network within an office building is secured using physical building security. Similar to a cordless phone, which is port-centric and does not allow the user to carry the phone to a location outside the home environment and maintain access to the original number or services, traditional WLANs extend fixed network services over the air as opposed to adapting them to roam with the user. Network services such as access control and application delivery are still governed by the port to which the WLAN service connects. Traditional WLANs also lack application awareness. This approach leads to the following limitations:

•	Inconsistent user access as security, application delivery and network services do not roam with the user, requiring the user to log in multiple times as the user roams a campus network;

•	Need for additional security infrastructure such as access control firewalls;

•	Poor performance for latency-sensitive applications such as voice and video;

•	Complex integration process that increases the costs of deployment and limits the ability to cost-effectively scale to extended enterprise networks; and

•	Inability to accommodate new applications such as E-FMC, Mobile VoIP and location-based services without significant disruption.

Open Access for Wired Network Ports

Many enterprises provide their users with only wired network access. In these environments, when users move away from the network port at their desk to a different location within their office (such as a conference room or lobby) or a different office within the enterprise network, they must find a port and cable to connect to the network. This approach has the following limitations:

•	Higher potential for unauthorized access to the network through physical network ports, unless protected with expensive security infrastructure;

•	Limited number of physical ports prevents network access for a large number of employees gathered in a conference or meeting room within an office; and

•	No access to enterprise applications while away from a physical network port within an enterprise office location.

VPN Solutions for Secure Mobility

Enterprises have deployed hardware- and software-based VPNs in an effort to offer employees secure mobile access to the enterprise network. This approach has the following limitations:

•	Requirements to install, configure and maintain client software on the end-user’s machine;

•	Costly and complex to administer on a per-user basis;

•	Incomplete support for mobile devices such as PDAs, smart phones, etc.; and

•	Complex access procedures and restricted application functionality, which meaningfully degrade user experience.

In order to provide secure mobility, enterprises must deploy a solution that integrates security with mobility, is easy to deploy and scale, and is based on an architecture that delivers improved application performance with the ability to support new applications.

The Aruba Solution

Our Aruba Mobile Edge Architecture is a flexible, high-performance solution that delivers secure, mobile access to enterprise data, voice and video applications. Our architecture enables a user-centric approach to enterprise mobility where IT departments can centrally control network access and prioritize application delivery on a per-user basis. These access control and application delivery policies follow the user wherever the user connects to the network through our Aruba Mobile Edge Architecture, ensuring a consistent, secure mobility experience for end-users. In addition, we have integrated all security, application delivery, network and RF management services required for an effective enterprise mobility solution into a single, scalable architecture. This integrated architecture enables enterprises to easily deploy and scale our enterprise mobility solution in a cost-

effective manner. Our architecture is currently deployed in large global organizations in every major industry, in a number of instances with thousands of access points and tens of thousands of users.

Key differentiators of our Aruba Mobile Edge Architecture include:

•	Secure mobility — Our architecture integrates user-based security and mobility in a single solution enabling secure roaming across an extended enterprise network, including the headquarters or main campus, remote office locations and home offices. End-users at any of these locations experience the same login procedure and network access rights while IT departments are assured of a consistent security and application delivery policy applied to individual user traffic. Our architecture enables this capability without requiring IT departments to deploy additional services such as VPNs or access control firewalls. Our architecture establishes and enforces user-based access controls that provide the ability to differentiate among various classes of users (employees, contractors, guests) and to apply appropriate policies depending on the individual user;

•	Improved application performance in a mobile environment — Most existing enterprise applications are designed for delivery in a fixed, port-centric network, which typically provides dedicated bandwidth to each user. The performance of these applications often degrades in most mobile environments where bandwidth is shared among a group of users. Our architecture is user-centric and application-aware, which improves the performance of applications delivered in a mobile enterprise environment. IT managers can use our architecture to implement policies that prioritize and optimize data, voice and video services based on the specific user and/or the application being delivered. These application delivery policies follow the user ensuring a consistent user experience wherever a user connects within the extended enterprise network;

•	Ease of deployment and integration — Traditional approaches to enterprise mobility require a number of changes to the underlying network infrastructure. We have designed our system as an overlay to existing enterprise networks, allowing our customers to quickly deploy our solution without causing any disruption to existing network operations. In addition, we have integrated all of the disparate elements of enterprise mobility — security, application, network and radio frequency (RF) management services — into a single architecture, making it easier for IT departments to integrate our solution with existing networks and security infrastructure. Additionally, implementing a mobility solution typically requires a number of changes to many underlying network elements, such as local area network configurations, authentication servers and IP address management systems. We have designed our architecture to integrate with these elements without requiring any changes, while at the same time enhancing their ability to accommodate increased numbers of mobile users and devices;

•	Cost-effective scalability — We believe our architecture provides industry-leading scalability, designed to support up to 100,000 concurrent users from a centralized point-of-control. In addition, our integrated solution reduces the number of network elements required to enable mobility within a given location. These features simplify tasks that are typically labor-intensive, such as system deployment, configuration, maintenance and troubleshooting. As a result, our architecture enhances management efficiency and reduces personnel costs, allowing enterprise IT managers to scale their mobile enterprise networks in a cost-effective manner; and

•	Flexible platform for emerging mobile applications — Our mobility solution architecture combines the flexibility of modular software with high-performance, programmable hardware. Our modular software architecture enables us to rapidly introduce new applications such as E-FMC and location-based services, as well as new features to support other mobile enterprise applications. Our high-performance programmable hardware ensures that these new applications and services cause no degradation to system performance or disruption to existing operations.

The Aruba Strategy

Our goal is to establish our solution as the standard approach to enable secure mobility for global enterprises. We believe that the following key elements of our strategy will help us maintain our competitive advantage:

•	Drive adoption across the enterprise — Most enterprises initially deploy our solutions at corporate headquarters or main campus locations. Our strategy is to drive further penetration and deployment of our solutions to extended enterprise locations, across corporate, government or educational campuses, as well as branch and home offices. We intend to do so by emphasizing the scalability and cost-efficiency of our approach. We also expect to achieve greater penetration into enterprises by supporting new mobile devices, such as dual-mode handsets, as these devices are increasingly adopted by enterprise users;

•	Maintain and extend our software offerings — We believe that our software technology is a key competitive differentiator. We intend to continue enhancing our ArubaOS operating software and centralized mobility management system to maintain our position as a technology innovator. We are also developing additional software modules to extend the functionality and performance of our ArubaOS operating software. These new modules include Mobile VoIP and location-based services, as well as additional security modules;

•	Utilize channel partners to expand our global market penetration — We intend to increase our market penetration and extend our geographic reach through our network of channel partners. As of December 2006, we had over 200 VARs, distributors and OEMs worldwide. We plan to expand this network and to add additional sales personnel to support this growing channel footprint. We will continue to provide training and support to our channel partners to help drive this expansion;

•	Realize increased operating efficiencies — We currently outsource our hardware manufacturing to Flextronics, an overseas contract manufacturer, and have established our own offshore research and development and customer support capabilities. We plan to continue to realize increased operating efficiencies by growing these offshore operations and by establishing additional offshore capabilities for certain general and administrative functions; and

•	Expand our base of technology partners — The enterprise mobility market is a complex value chain that includes security solutions, management tools, connectivity devices and mobility applications. We will continue to work with technology companies who are developing leading-edge solutions in these areas to enhance the functionality and drive adoption of our Aruba Mobile Edge Architecture within the enterprise.

Products

The Aruba Mobile Edge Architecture integrates our proprietary ArubaOS operating software, a number of optional value-add software modules, a centralized mobility management system, a series of high-performance programmable mobility controllers and a line of wired and wireless access points. Our products are typically deployed as an overlay on the existing network architecture, minimizing the need to replace or reconfigure existing IT equipment.

ArubaOS Operating System

ArubaOS is a modular and flexible operating system that forms the core of our Aruba Mobile Edge Architecture. This proprietary software, which is installed on our mobility controllers, brings together network, security, application and RF management services to give network managers a centralized point-of-control over the access points, mobile users and mobile devices. ArubaOS enables the hardware capabilities found in our mobility controllers, including high-speed authentication, scalable encryption and decryption, and dedicated packet processing. The functionality of ArubaOS can be further extended using a number of additional licensed software modules.

Additional Software Modules for ArubaOS

To extend the base capabilities of ArubaOS, we offer a number of licensed software modules for ArubaOS. These software modules unlock additional functionality of ArubaOS, including:

•	Policy enforcement firewall — delivers user and group policy enforcement. Policies can be centrally defined and enforced on a per-user or per-group basis, following users as they move throughout the enterprise network;

•	Wireless intrusion protection — identifies and protects against malicious attacks on wireless networks, as well as vulnerabilities caused by unauthorized access points and client devices;

•	Remote AP — extends the enterprise network to small branch offices and home offices that have a wired Internet connection. Remote AP software, coupled with any Aruba access point, allows seamless connectivity at home or other remote locations;

•	VPN server — extends the mobile enterprise network to large branch offices and individual users over the public Internet, eliminating the need for separate external VPN equipment;

•	External services interface — delivers a set of control and management interfaces to seamlessly integrate third-party network devices, incremental software modules and services into the Aruba Mobile Edge Architecture;

•	Client integrity module — provides integrated on-demand security by automatically detecting, quarantining, and repairing infected or misconfigured devices before network access is granted; and

•	xSec — provides wired and wireless Federal Information Processing Standard (FIPS) 140-2 validated encryption technology designed for high-security government networks.

Aruba Mobility Management System

The Aruba Mobility Management System, or MMS, reduces total cost of ownership by reducing the need for additional personnel to manage our solution. The MMS automatically discovers, monitors and manages hundreds of controllers and thousands of access points and users simultaneously from a single console. It complements the centralized management capabilities built into our mobility controllers and provides a single reference point to track users and client devices, identify rogue devices, plan new deployments, enable rapid troubleshooting of client issues and visualize RF coverage patterns across the entire network. The MMS software can be deployed on any PC platform or optionally purchased as a network appliance system.

Aruba Mobility Controllers

Our high-performance mobility controllers are built specifically to scale ArubaOS and additional software module capabilities to large networks. All of our mobility controllers share a common hardware architecture which includes a dedicated control processor, a high-performance programmable network processor unit and a unique programmable encryption engine. Mobility controllers aggregate network traffic from access points, process it using our software controls and deliver it to the network.

Our line of mobility controllers includes multiple models, sized and priced to support the varying requirements of different sizes of mobile enterprise networks from large campuses to small branch offices.

	Aruba 6000	Aruba 2400	Aruba 800	Aruba 200

Maximum Number of Access Points	512	48	16	6
Maximum Number of Users	8,192	768	256	100
Typical Deployment	Headquarters/ Large Campus	Regional Office	Branch Office	Small Office/ Retail Store

Wireless Access Points and Wired Access Concentrators

Our wireless access points and wired access concentrators serve as on-ramps that aggregate user traffic onto the enterprise network and direct this traffic to mobility controllers. In addition to providing network access, our wireless access points provide security monitoring services for wireless networks. Wireless access points, available in indoor and outdoor versions, provide connectivity to clients based on the 802.11 “Wi-Fi” standard, which is supported by a broad array of consumer and commercial devices.

We provide a line of wired access concentrators for conference rooms, auditoriums and other public areas where a high number of wired connections is required. Wired access concentrators connect to client devices using standard Ethernet protocol and forward network traffic to an Aruba mobility controller where identity-based security and mobility policies may be applied.

The Aruba Mobile Edge Architecture also enables secure mobility over third-party wireless access points and wired network switches.

Technology

Our Aruba Mobile Edge Architecture integrates our proprietary software and specialized hardware. ArubaOS is a set of modular software components built to integrate all processing and control capabilities required for enterprise mobility into a single architecture. Management components provide configuration, user management and tracking, accounting, and other operational and maintenance functions. For traffic forwarding and policy enforcement, ArubaOS contains proprietary real-time software that runs on a dedicated network processor in the mobility controller to maximize the performance of these functions. All manipulation of network packets is done through this combination of modular software and high-performance, programmable hardware. The software is flexible so that new features can be quickly added, while the network processor allows us to achieve high performance. This hardware/software combination is also applied to encryption services. A dedicated encryption processor, built into each mobility controller, is programmed through microcode software contained within ArubaOS. Through programming, we can add or modify encryption protocols as needed, or change the allocation of processor cores to favor one encryption type over another. Once the hardware is programmed by the microcode, it enables high-performance for all encryption standards supported by ArubaOS.

Our solution is deployed by placing access points and access concentrators at the network edge. Mobility controllers are placed inside the enterprise network, close to network services. The two components communicate across an IP (Internet Protocol) network using tunneling protocols — GRE (Generic Routing Encapsulation) for deploying across enterprise-controlled networks, and IPsec (IP security) for deploying across untrusted networks such as the Internet. Network traffic originated by the user is processed by the mobility controller, where ArubaOS provides centralized services for the mobility network. These services include security services that authenticate the users and determine what network resources a user may access, application services that ensure higher-layer mobile applications receive the performance and quality required for optimal behavior, network services that determine operational characteristics of the mobility network, and RF management services that optimize the behavior of wireless networks. The integration of these services into a single cohesive system is what enables the power and flexibility of our solution.

Security Services

Mobility introduces a number of new security requirements. Core to these requirements are determining who the user is, controlling what the user is allowed to do, and providing for secure delivery of network traffic to and from the user.

•	Authentication — Mobile users and devices, by definition, do not connect to the network through a single fixed port. For this reason, our architecture must identify every user and device that connects to the network. To identify who the user is, our architecture must first authenticate the user — asking the user to supply identity credentials such as a username and password, and then verifying those credentials with a backend database. The form of authentication depends on the access method, with the most common forms being web-based through a portal page, and the IEEE 802.1X protocol. When using 802.1X, ArubaOS provides hardware acceleration of the encrypted exchange to allow better scaling of the backend database. The backend database contains a listing of authorized users, their credentials, and information on the role of the user — such as employee, contractor, supplier, or guest. Through the authentication process, ArubaOS learns the username and role of each user, collectively known as the user’s identity. Identity is independent of access method, physical location, hardware device, or IP address; it is tied to the user and follows the user anywhere in the mobile enterprise network;

•	Access control — Once identity has been learned through authentication, we perform identity-based access control for the user’s traffic using built-in, ICSA-certified stateful firewall software. Role information is mapped to existing security policies that determine what types of traffic are permissible, to what destinations, from what physical locations, at what time of day and at what speed. A typical set of policies would permit employees to have full network access 24 hours a day from all office locations, contractors to have access to a specific set of servers only during normal working hours, and guests to have only restricted Internet access. Unlike traditional security solutions such as standalone firewalls, ArubaOS does not tie security policies to identifiers such as IP addresses or hardware addresses, since these identifiers can be forged and may naturally change in a mobile enterprise network. ArubaOS ties all network traffic to the identity of the user associated with that traffic, with the authenticity of that traffic guaranteed through encryption;

•	Encryption — Encryption is required in an enterprise mobility solution to ensure secure delivery of traffic to and from the user. Encryption provides confidentiality to prevent outsiders from eavesdropping on communications, as well as integrity to prevent attackers from modifying network traffic in-transit. To support a wide variety of applications and end-device capabilities, we include support for a number of encryption algorithms including RSA (Rivest-Shamir-Adleman), Triple DES (Data Encryption Standard), AES (Advanced Encryption Standard), WEP (Wired Equivalent Privacy), TKIP (Temporal Key Integrity Protocol) and RC4 (Rivest Cipher 4). Encryption may be used over wireless access, wired access and remote access using VPN protocols. All encryption algorithms are processed by the mobility controller in hardware to achieve high performance. We centralize encryption functions in the mobility controller, while most other solutions in the market distribute their wireless encryption capabilities to wireless access points, where the encryption is hardcoded into the wireless chipset. We believe our centralized encryption architecture provides a competitive advantage because it provides greater security, permits our product to perform encryption for wired traffic as well as wireless, and is programmable for future expansion instead of being hardwired into a chipset;

•	Integrated security — Our solution combines the point of encryption, authentication, and access control into a single integrated architecture. Alternative solutions typically consist of separate devices for encryption, authentication and access control. This separation makes the firewall in alternative solutions vulnerable to manipulation because it is not identity-aware. Our integrated security approach makes it safe to process employee and guest traffic over the same network, with no compromise in security; and

•	Wireless intrusion protection — To protect enterprise networks against wireless threats, our wireless intrusion protection technology monitors the RF environment for threats from uncontrolled wireless devices, such as unauthorized wireless access points installed by employees or misconfigured wireless clients that bridge together wired and wireless networks. Our system finds and classifies such threats by monitoring and correlating traffic seen on the wired network as well as the wireless network. When threats are found, the system has the ability to automatically shut down these threats, while notifying administrators of the problem. Besides monitoring for wireless threats, the system also monitors for malicious attacks against wireless networks, including “denial of service” attacks, jamming, attempted encryption cracking, and network probing.

Application Services

Different applications have unique network requirements. In particular, voice and video services have stricter requirements for reliable, timely delivery of traffic. Our ArubaOS operating system is application-aware, allowing us to optimize application performance. Our operating system can determine, for example, whether a voice device is currently placing a phone call or if it is idle. During the voice call, voice traffic is given priority over best-effort traffic. Our operating system can determine factors such as round-trip delay, jitter, and perceived call quality and if sub-optimal conditions exist, the system can take actions such as controlling bandwidth, altering RF management scanning, or load-balancing clients to other nearby access points.

Network Services

Network services include the traditional networking services that must be provided by a network infrastructure device, such as routing, redundancy, traffic forwarding, protocol manipulation, and network topology management, and advanced services to enable mobility. Mobility starts with ensuring that the mobile device has a consistent view of the network, and the network has a consistent view of the mobile device, no matter where the mobile device roams. When a user joins the network, the user’s mobile device is mapped to a Virtual Local Area Network (VLAN) and is assigned an IP address. As the user roams throughout the network, our operating system ensures that the address and VLAN assignment do not change, resulting in a consistent network topology. If the user roams to another mobility controller, we implement Proxy Mobile IP to ensure that the network’s view of the mobile device does not change. The end result is that, assuming proper wireless coverage, a user can move throughout a building or campus without interrupting applications.

RF Management Services

To ensure proper wireless coverage and performance, we provide a number of services to manage the RF domain. Deploying wireless networks was once a manual process — a physical site survey was required that measured interference and signal propagation, followed by manual tuning of radio power levels and channels one access point at a time. Post-deployment, changes in the physical environment, such as new furniture or installation of a cordless phone, could lead to performance degradation. To correct the problem, a new site survey followed by additional manual tuning was required. Our RF Plan application eliminates the manual site survey by instead generating a three-dimensional RF model of a building, and then determining optimal AP locations. Once the access points are deployed, our Adaptive Radio Management (ARM) technology automates RF management by having each of our wireless access points serve as both a sensor as well as a traffic delivery device. Each access point listens for wireless traffic and interference from other nearby devices and feeds this information into a proprietary algorithm that allows the mobility controller to build a real-time RF coverage and interference map of the building. Using the outputs of this algorithm, the system self-tunes channel and power settings to maximize coverage while minimizing interference.

Customers

Our products have been sold to over 2,000 end-customers worldwide in every major industry, including finance, technology, manufacturing, media, healthcare, education, utilities, telecom, government, transportation, engineering and construction. Our products are deployed in a wide range of organizations from small organizations to large multinational corporations, including:

•	Burlington Northern Santa Fe

•	Google

•	Guangzhou Metro

•	NTT Data Corporation

•	The Ohio State University

•	Pu Dong International Airport (Shanghai)

•	SAP

•	Saudi Aramco

•	United States Air Force

•	University of Washington

These end customers purchase our products directly from us and through our VARs, distributors and OEMs. For a description of our revenues based on our customers’ geographic locations, see Note 11 of Notes to Consolidated Financial Statements.

Technology Partners

Our ability to effectively partner with vendors delivering additional pieces of the enterprise mobility value chain enables us to provide more complete and integrated solutions to our customers. Our partner relationships span a variety of competencies, including:

•	Security — These relationships provide benefits to our customers in the areas of confidentiality, access control, authentication, and security monitoring. For example, we are collaborating across many areas in mobility, security and wireless technology. Our solution is fully interoperable with Microsoft’s wireless client, including tested interoperability with WPA, WPA2, and Microsoft’s opportunistic key caching for fast and secure WPA2 roaming. Our identity-based security technology leverages Microsoft’s IAS authentication server to provide role-based access control for mobile clients. Additionally, we are also a technology partner for Microsoft’s Network Access Protection (NAP) architecture for next-generation client security;

•	Management — These relationships enhance our customers’ ability to troubleshoot, monitor, and maintain their networks. For example, by collecting data from our mobility controllers and APs, the AirMagnet Enterprise Analyzer product enables our customers to remotely troubleshoot devices and other sources of Wi-Fi performance issues from one central location without the need for any additional hardware;

•	Applications — These relationships provide business applications that deliver additional benefits when deployed on an enterprise mobility solution. Our relationships with AeroScout, Alcatel-Lucent and Spectralink are examples of relationships that we have in this area. For example, AeroScout’s products provide active Real Time Location Service (RTLS) capabilities that work over standard Wi-Fi networks. We have implemented recognition for AeroScout location tracking tags and are able to communicate tag location information to AeroScout servers; and

•	Connectivity — These relationships provide alternative means of getting user traffic from the edge of the network to an Aruba mobility controller, other than through an Aruba access point. For example, we are engaged with Ortronics to enable interoperability with the Ortronics’ Wi-Jack Duo, a family of wired and wireless access points, within our architecture. The Wi-Jack family of products fits into a standard in-wall junction box, is connected to standard Category 5 cabling, and provides wired and wireless transport for user traffic to an Aruba mobility controller.

Sales and Marketing

We sell our products and support directly through our sales force and indirectly through our VARs, distributors and OEMs:

•	Aruba sales force — As of December 2006, we have a sales force consisting of over 100 representatives in the Americas, Europe, Middle East and Africa (EMEA) and the Asia Pacific (APAC) region who are responsible for managing all direct as well as channel business within a geographic territory.

•	VARs, distributors and OEMs — As of December 2006, we had over 200 channel partners worldwide. These VARs, distributors and OEMs market and sell our products to a broad array of organizations. Some of these VARs also purchase our solutions and offer them to their end-customers as a managed service.

Our marketing activities include lead generation, tele-sales, advertising, website operations, direct marketing, and public relations, as well as participation at technology conferences, and trade shows.

Customer Service, Support and Training

We offer tiered customer service and support programs depending upon the needs of our customers’ deployments. Our customer service and support programs involve hardware support, software support, and access to future software upgrades on a when-and-if available basis for our Aruba Mobile Edge Architecture. In order to serve our customers better, we have support centers in Sunnyvale, California and Chennai, India available to respond 24x7x365. Service and support for end customers of our VARs, distributors and OEMs typically are provided by these channel partners, while we provide backup support to these channel partners. Our training department conducts basic and advanced courses onsite at customer locations, third-party regional training facilities or at our headquarters training facility in Sunnyvale, California. As part of our training program, we offer the Aruba Certified Mobility Professional and Expert (Aruba CMP or Aruba CME) programs, which certify participants as successfully completing the program and passing written and practical exams covering Aruba products and networking and wireless technologies.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including networking, security and RF. Our research and development efforts are currently focused in Sunnyvale, California, and we are expanding our research and development team in Bangalore, India. We have invested significant time and financial resources into the development of our Aruba Mobile Edge Architecture including our ArubaOS software platform. We will continue to expand our product offerings and solutions capabilities in the future and plan to dedicate significant resources to these continued research and development efforts. We are developing additional software modules to enhance the functionality and performance of our ArubaOS operating software. These new modules include Mobile VoIP and location-based services, as well as additional security modules. We also intend to continue to enhance our ArubaOS operating software.

Manufacturing

We outsource the manufacture of our hardware products to a leading contract manufacturer, Flextronics, which helps us to optimize our operations by lowering costs and reducing time to market.

Our products are primarily manufactured in Flextronics’ Shanghai, China facility. We also utilize Flextronics’ facility in Singapore for some manufacturing production as well as a fulfillment and logistics hub for all customer shipments destined for APAC and EMEA locations. We operate a logistics center in California for all customer shipments destined to locations in the Americas. We also perform rigorous in-house quality control inspection and testing at our Sunnyvale, California facilities to ensure the quality and reliability of all hardware components of the Aruba Mobile Edge Architecture once deployed.

We utilize components from many suppliers. Whenever possible, we strive to have multiple sources for these components to ensure continuous supply. We work in conjunction with the extensive supply chain management organization at Flextronics to select and utilize suppliers with established delivery and quality track records. We source a limited number of components that are technically unique and only available from specific suppliers, and neither we nor Flextronics have entered into supply agreements with any of these suppliers. In these cases, we typically maintain a close direct relationship with these suppliers to ensure supply meets our requirements including, in some cases, entering into license agreements with these suppliers, which allows us to incorporate certain of their components into our products.

Although the contract manufacturing services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it is time consuming and costly to qualify and implement contract manufacturer relationships. Therefore, if Flextronics, our contract manufacturer, or sole source suppliers suffer an interruption in their businesses, or experience delays, disruptions or quality control problems in their manufacturing operations, or we have to change or add additional contract manufacturers or suppliers of our sole sourced components, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected.

Competition

The market for secure mobility products is highly competitive and continually evolving. We believe that we compete primarily on the basis of providing a comprehensive solution that enables mobility, security and converged application delivery services. We believe other principal competitive factors in our market include total cost of ownership, software and hardware product performance, ability to deploy easily into existing networks, interoperability with other devices, ability to easily scale, ability to provide secure mobile access to the network, speed of mobile connectivity offering and ability to allow centralized management of products. We believe that we compete favorably in each of these areas. Our competitive position also depends on our continuous technology innovation and our meeting the evolving needs of our customers.

Our primary competitors include Cisco Systems, primarily through its Wireless Networking Business Unit, and Symbol Technologies (which was recently acquired by Motorola). We also face competition from a number of smaller private companies and new market entrants.

Intellectual Property

Our success as a company depends critically upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted a United States patent for a system and a method for monitoring and enforcing policy within a wireless network, which issued in October 2005 and will expire in 2022. We have also been granted a United States patent for a system and method for positioning and calibrating wireless network devices, which issued in February 2007 and will expire in 2024. We have over 20 provisional and non-provisional patent applications pending in the United States. We intend to file counterparts for these patents and patent applications in other jurisdictions around the world.

Our registered trademarks in the United States are “Aruba Wireless Networks” and “Aruba Networks.” “Aruba Networks” is also a trademark registered with the World Intellectual Property Organization. We have United States trademark applications pending to register “Aruba The Mobile Edge Company,” “Aruba Mobility Management Systems,” “Mobile Edge Architecture” and “People Move. Networks Must Follow.” We have European Union, Japanese and Indian trademark applications pending for the mark “Aruba The Mobile Edge Company” and an Indian trademark application pending for the mark “Aruba Networks.”

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws. We also incorporate certain generally available software programs into our Aruba Mobile Edge Architecture pursuant to license agreements with third parties. We have also entered into license agreements with Atheros Communications, Inc. and Broadcom Corporation, each of which is a sole supplier of certain components used by Flextronics, our contract manufacturer, in the manufacture of our products.

Employees

As of January 31, 2007, we had approximately 350 employees in offices in North America, Europe, the Middle East and the Asia Pacific region, of which approximately 185 were engaged in sales and marketing, approximately 110 were engaged in research and development, approximately 35 were engaged in general and administrative functions and approximately 20 were engaged in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Facilities

We have approximately 52,325 square feet of office space in Sunnyvale, California pursuant to a lease that expires in September 2007. We also lease approximately 43,500 square feet of warehouse space in Sunnyvale, California pursuant to a lease that expires in September 2010. We also maintain customer service centers and sales offices in multiple locations worldwide. We believe that our current facilities are suitable and adequate to meet our current needs, and we intend to add new facilities or expand existing facilities as we add employees. We believe that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

We are not a party to any material legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 8, 2007:

Executive Officers and Directors	Age	Position(s)

Executive Officers and Directors:
Dominic P. Orr	56	President, Chief Executive Officer and Chairman of the Board of Directors
Steffan Tomlinson	35	Chief Financial Officer
Keerti Melkote	36	Co-Founder, Vice President, Products and Partnerships and Director
Sriram Ramachandran	43	Vice President, Engineering
Richard Wilmer	45	Vice President, Operations
Non-Employee Directors:
Bernard Guidon(1)	60	Director
Emmanuel Hernandez(1)	51	Director
Michael R. Kourey(1)	47	Director
Doug Leone(2)	49	Director
Shirish S. Sathaye(2)(3)	46	Director
Daniel Warmenhoven(3)	56	Director

(1)	Member of the audit committee

(2)	Member of the compensation committee

(3)	Member of the corporate governance and nominating committee

Dominic P. Orr has served as our president and chief executive officer since April 2006 and as a director since October 2002. From October 2001 through April 2006, Mr. Orr was a private investor. Mr. Orr was President, Content Networking Business Unit at Nortel Networks, a global supplier of communication equipment, from October 2000 to October 2001, and continued as a consultant to Nortel Networks until October 2002. Prior to joining Nortel Networks, Mr. Orr served as the president and chief executive officer of Alteon WebSystems from August 1996 until its acquisition by Nortel Networks in October 2000. Mr. Orr has more than 20 years of experience in the computer systems and communication networking industry and has held senior positions at Bay Networks, Hewlett-Packard and Hughes Aircraft. Mr. Orr is a member of the Sciences Board of Visitors at the University of California, Los Angeles. Mr. Orr also serves on the boards of directors of several private companies. Mr. Orr received his B.S. in physics from the City College of the City University of New York and his M.S. and Ph.D. from California Institute of Technology.

Steffan Tomlinson has served as our chief financial officer since September 2005. Prior to joining us, Mr. Tomlinson was the chief financial officer of Peribit Networks, a provider of WAN optimization technology, from November 2000 until its acquisition by Juniper Networks in July 2005. Prior to joining Peribit, Mr. Tomlinson was the director of financial planning and analysis for the Subscriber Networks Division at Excite@Home. Mr. Tomlinson has also held various finance and financial analyst positions at Oracle, spanning both domestic and international business units. Mr. Tomlinson received his B.A., with honors in Sociology, from Trinity College in Hartford, Connecticut and his M.B.A. from Santa Clara University.

Keerti Melkote is a co-founder and has served as our vice president and a director since February 2002. He has held numerous operating roles including product management, marketing and business development and currently serves as the vice president of product and partnerships. In 2001, Mr. Melkote was at Tahoe Networks, a cellular mobile data networking company, where he served as the senior director of product management and marketing. Prior to joining Tahoe Networks, Mr. Melkote was director of product management at the Shasta IP Services division of Nortel Network from 1999 to 2001. Mr. Melkote has also held various product management, technical marketing and engineering positions at Cisco Systems and Intel Corporation. Mr. Melkote received his M.S.E.E. from Purdue University with an emphasis on distributed systems and TCP/IP networking.

Sriram Ramachandran has served as our vice president, engineering since August 2006. From April 2004 to July 2006, Mr. Ramachandran served as vice president of engineering in the Security Products Group at Juniper Networks, Inc., a provider of IP networking solutions. Prior to joining Juniper, Mr. Ramachandran was vice president, engineering at Neoteris from January 2002 until its acquisition by Netscreen Technologies in November 2003. Mr. Ramachandran continued to serve as vice president, engineering at Netscreen until its acquisition by Juniper in April 2004. He previously co-founded and ran engineering at Respond Networks and led engineering as an early employee of WebMD (formerly Healtheon). Mr. Ramachandran has also held senior positions with Catapult Entertainment and Sun Microsystems. Mr. Ramachandran received his B.E. in Electronics and Communication Engineering from the University of Madras, India and his M.S. in Electrical and Computer Engineering from the University of Texas.

Richard Wilmer has served as our vice president, operations since June 2004. From January 2002 to June 2004, Mr. Wilmer was the vice president of operations at Procket Networks, a developer of concurrent services routers. Prior to joining Procket Networks, Mr. Wilmer was the vice president of operations at 2Wire Inc., a provider of broadband services platforms for global telecom carriers, from June 1999 to January 2002. Mr. Wilmer has also held various vice president roles at Maxtor, Solectron, Seagate and Terastor. Mr. Wilmer is a published author of papers and patents and received his B.S. in Chemistry from the University of California, Berkeley.

Bernard Guidon has served as a director since July 2006. Mr. Guidon has been an executive management consultant since February 2002. Mr. Guidon serves on the boards of directors of InfoGain Corporation and StarView Technology, both privately held companies. Mr. Guidon is also a member of the advisory board of Volubill, a mobile phone software company located in France. Mr. Guidon received his M.S. in Electrical Engineering from the Ecole Nationale Supérieure d’Electrotechnique, d’Electronique, d’Informatique, d’Hydraulique et des Télécommunications in France.

Emmanuel Hernandez has served as a director since December 2006. Mr. Hernandez has served as chief financial officer of SunPower Corporation since April 2005. Prior to joining SunPower, Mr. Hernandez served more than 11 years as the executive vice president of finance and administration and chief financial officer at Cypress Semiconductor Corporation. Mr. Hernandez currently serves on the boards of directors of ON Semiconductor and Integration Associates. Mr. Hernandez received his B.S. in Accounting from the University of Nueva Caceres in the Philippines, his CPA license from the Philippine Institute of Certified Public Accountants and his M.S. in Finance from Golden Gate University in San Francisco.

Michael R. Kourey has served as a director since March 2007. Mr. Kourey has served as senior vice president, finance and administration and as a director of Polycom, Inc., a publicly-held unified collaborative communications solutions company, since January 1999 and as chief financial officer since January 1995. He served as vice president, finance and administration of Polycom from January 1995 to January 1999 and as vice president, finance and operations from July 1991 to January 1995. Mr. Kourey serves on the board of directors of Riverbed Technology, Inc. and serves on the Advisory Board of the Business School at Santa Clara University. Mr. Kourey holds a B.S. in managerial economics from the University of California, Davis and an M.B.A. from Santa Clara University.

Doug Leone has served as a director since April 2002. Mr. Leone has been at Sequoia Capital, L.P., a venture capital firm, since July 1988 and has been a general partner since 1993. Mr. Leone also serves on the boards of directors of several private companies. Mr. Leone received his B.S. in Mechanical Engineering from Cornell University, his M.S. in Industrial Engineering from Columbia University and his M.S. in Management from the Massachusetts Institute of Technology.

Shirish S. Sathaye has served as a director since April 2002. Mr. Sathaye has been a general partner at Matrix Partners, a venture capital firm, since May 2001. Prior to joining Matrix Partners, Mr. Sathaye was first the vice president of engineering and then the chief technology officer at Alteon WebSystems. Prior to Alteon WebSystems, Mr. Sathaye was the director of the ATM Switch Product Group at FORE Systems. Mr. Sathaye also serves on the boards of directors of several private companies. Mr. Sathaye received his M.S. in Electrical Engineering from Virginia Tech and his Ph.D. in Electrical and Computer Engineering from Carnegie Mellon University.

Daniel Warmenhoven has served as a director since July 2006. Mr. Warmenhoven served as president and chief executive officer of Network Appliance, Inc., from October 1994 to May 2000, when he resigned the role of president. He currently serves as chief executive officer and is a member of the board of directors of Network Appliance. Prior to joining Network Appliance, Mr. Warmenhoven served in various capacities, including president, chief executive officer, and chairman of the board of directors of Network Equipment Technologies, Inc., a telecommunications company, from November 1989 to January 1994. Prior to Network Equipment Technologies, Mr. Warmenhoven held executive and managerial positions at Hewlett-Packard from 1985 to 1989 and IBM Corporation from 1972 to 1985. Mr. Warmenhoven also serves on the boards of directors of Stoke, Inc. and PowerFile, Inc., both privately held companies. Mr. Warmenhoven received his B.S. in electrical engineering from Princeton University.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our current bylaws provide that the authorized size of our board of directors, currently eight directors, is to be determined from time to time by resolution of the board of directors or by the stockholders at the annual meeting of the stockholders. Our current directors were nominated in accordance with the provisions of a voting agreement between us and certain holders of our common and preferred stock, and were elected in the manner described in our current certificate of incorporation and pursuant to the provisions of the voting agreement. The holders of a majority of our Series A preferred stock, voting as a single class, elected Doug Leone and Shirish Sathaye to the board of directors. The holders of a majority of our common stock, voting as a single class, elected Keerti Melkote and Dominic P. Orr to the board of directors. The holders of a majority of the preferred stock and common stock, voting together as a single class, elected Bernard Guidon, Emmanuel Hernandez and Daniel Warmenhoven to the board of directors. Michael R. Kourey was appointed as a director by our board of directors in March 2007, to fill a vacancy on our board of directors. Upon the closing of this offering, these board representation rights will terminate, and none of our stockholders will have any special rights regarding the election or designation of board members. Thereafter, all of our directors will be elected annually by our stockholders at our annual meeting, in accordance with our amended and restated bylaws and restated certificate of incorporation, which will become effective upon the closing of this offering. In addition, our amended and restated bylaws provide that the authorized size of our board of directors will be determined from time to time by resolution of our board of directors.

Director Independence

In December 2006, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Guidon, Hernandez, Leone, Sathaye and Warmenhoven are “independent directors” as defined under the rules of the Nasdaq Stock Market. In addition, at the time of his appointment to our board of directors in March 2007, our board of directors determined that Mr. Kourey is an “independent director” under such rules.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee, and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below as of the completion of this offering.

Audit Committee

Messrs. Guidon, Hernandez and Kourey, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Hernandez is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfy the requirements for independence and financial literacy under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. The board of directors has also determined that Mr. Hernandez is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the Nasdaq Stock Market. This designation does not impose on Mr. Hernandez any duties, obligations or liabilities that are greater than is generally imposed on him as a member of our audit committee and our board of directors. The audit committee is responsible for, among other things:

•	Overseeing the accounting and financial reporting processes and audits of our financial statements;

•	Selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	Assisting the board of directors in monitoring the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the performance of our internal audit function, and our independent registered public accounting firm’s qualifications, independence and performance;

•	Providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors;

•	Overseeing our risk management and significant financial policies, including our investment policies, credit policies, capital expenditure policies and foreign exchange and hedging policies; and

•	Preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Messrs. Leone and Sathaye, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Leone is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market, the non-employee director definition of Rule 16b-3 promulgated under the Exchange Act and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended. The compensation committee is responsible for, among other things:

•	Overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the plans and adoption of other plans;

•	Reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs, and any other benefits, compensation or arrangements;

•	Evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer;

•	Administering our equity compensation plans; and

•	Preparing the compensation committee report that the SEC requires in our annual proxy statement.

Corporate Governance and Nominating Committee

Messrs. Sathaye and Warmenhoven, each of whom is a non-employee member of our board of directors, comprise our corporate governance and nominating committee. Mr. Warmenhoven is the chairman of our corporate governance and nominating committee. Our board of directors has determined that each member of our corporate governance and nominating committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market. The corporate governance and nominating committee is responsible for, among other things:

•	Assisting the board in identifying prospective director nominees and recommending to the board director nominees for each annual meeting of stockholders;

•	Evaluating the performance of current members of the board of directors eligible for reelection;

•	Developing principles of corporate governance and recommending them to the board of directors;

•	Overseeing compliance by the board of directors and its committees with applicable laws and regulations, including those promulgated by the SEC and the Nasdaq Stock Market;

•	Evaluating director compensation;

•	Recommending to the board persons to be members of each board committee; and

•	Overseeing the evaluation of the board of directors and management.

Director Compensation

We have granted options to purchase shares of our common stock to our non-employee directors as follows:

		Number of
		Shares		Vesting
	Date of	Underlying	Exercise	Commencement
Name	Grant	Option	Price	Date	Vesting Schedule

Bernard Guidon	7/14/06	287,000	$2.33	5/1/06	25% after 1 year of service and 1/48th per month thereafter(2)
	10/30/06	20,000	$3.63	10/27/06	25% after 1 year of service and 1/48th per month thereafter
	11/17/06	20,000	$4.94	11/17/06	25% after 1 year of service and 1/48th per month thereafter
Emmanuel Hernandez	12/11/06	120,000	$5.12	12/08/06	25% after 1 year of service and 1/48th per month thereafter(2)
Doug Leone	3/5/07	100,000	$7.21	(1)	1/48th per month(2)
Shirish Sathaye	3/5/07	100,000	$7.21	(1)	1/48th per month(2)
Daniel Warmenhoven	7/14/06	410,000	$2.33	7/11/06	25% after 1 year of service and 1/48th per month thereafter(2)

(1)	Upon the effectiveness of the registration statement relating to this offering.

(2)	Upon a change of control of our company, any such then-unvested shares shall become fully exercisable.

In addition, we expect to grant Michael R. Kourey an option to purchase up to 100,000 shares of our common stock prior to the closing of this offering. The per share exercise price of such option will equal the per share fair market value of our common stock on the date of grant, and 1/48th of the shares of common stock underlying such option will vest each month following the date of grant. Our non-employee directors are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings.

Each non-employee director appointed to the board of directors after the closing of this offering will receive an initial option to purchase 50,000 shares of our common stock upon such appointment. In addition, beginning in 2007, non-employee directors appointed to the board of directors after the closing of this offering who have been directors for at least six months will receive an option to purchase 15,000 shares of our common stock on the date of each annual meeting of our stockholders. Beginning on the date of our annual meeting of stockholders in 2009 and on the date of each annual meeting of stockholders thereafter, non-employee directors who were appointed to the board of directors on or prior to the closing of this offering will receive an option to purchase 15,000 shares of our common stock. In addition, on the date of each annual meeting of stockholders beginning in 2007, each non-employee director will receive an option to purchase 10,000 shares for each committee of the board of directors on which he or she serves as chairman, as well as an option to purchase 5,000 shares for each committee of the board of directors on which he or she serves as a non-chairman member. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value on the date of grant. In addition, all such awards will be scheduled to vest in equal monthly installments over four years. For further information regarding the equity compensation of our non-employee directors, see “Management — Equity Benefit Plans — 2007 Equity Incentive Plan.”

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides information regarding the compensation of our chief executive officer, one other individual who served as our chief executive officer during a portion of fiscal 2006, and each of our four other most highly compensated executive officers during the fiscal year ended July 31, 2006. We refer to these executive officers as our named executive officers. In accordance with SEC rules, the compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of that officer’s salary and bonus as disclosed in this table.

Summary Compensation Table

					Long Term
					Compensation
		Annual Compensation			Securities
		Salary	Bonus		Underlying
Name and Principal Position	Year	($)	($)		Options (#)

Dominic P. Orr(1)	2006	97,885	—		6,659,143
President and Chief Executive Officer
Steffan Tomlinson(2)	2006	174,167	22,368		500,000
Chief Financial Officer
Keerti Melkote	2006	175,000	21,875		60,000
Co-Founder and Vice President, Products and Partnerships
Richard Wilmer	2006	175,000	21,875		60,000
Vice President, Operations
David Butler(3)	2006	175,000	179,327	(4)	60,000
Former Vice President, Worldwide Sales and
Business Development
Donald LeBeau(5)	2006	150,000	31,250		24,337
Former Chief Executive Officer

(1)	Mr. Orr was appointed President and Chief Executive Officer in April 2006. Mr. Orr’s annual base salary is $300,000.

(2)	Mr. Tomlinson was appointed Chief Financial Officer in September 2005.

(3)	Mr. Butler resigned as an executive officer and employee in September 2006.

(4)	Consists of amounts paid in sales commissions.

(5)	Mr. LeBeau resigned as an executive officer and employee in April 2006. Mr. LeBeau’s annual base salary was $200,000.

Stock Option Grants in Last Fiscal Year

The following table provides information regarding grants of stock options to each of our named executive officers during the fiscal year ended July 31, 2006. The percentage of total options set forth below is based on options to purchase an aggregate of 12,319,043 shares of our common stock granted to our employees during such fiscal year. All options were granted at the fair market value of our common stock, as determined by the board of directors on the date of grant.

These options were granted under our 2002 Stock Plan. Except as noted in the table below, the options vest over a four-year period, at a rate of 25% upon the first anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter. See “Employee Benefit Plans — 2002 Stock Plan” for a further description of certain terms relating to these options.

The amounts shown in the table as potential realizable value represent hypothetical gains that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on an assumed initial public offering price of $9.00 per share, and do not represent our estimate or projection of the future stock price. Potential realizable values are net of exercise price.

	Individual Grants					Potential Realizable
	Number of		Percent of Total			Value at Assumed
	Securities		Options			Annual Rates of Stock
	Underlying		Granted to	Exercise		Price Appreciation for
	Options		Employees in	Price per	Expiration	Option Term
Name	Granted		Fiscal Year	Share	Date	5%	10%

Dominic P. Orr	6,659,143		54.06%	$2.25	04/17/16	$82,640,309	$140,465,846
Steffan Tomlinson	500,000		4.06%	$1.25	10/05/15	$6,705,026	$11,046,841
Keerti Melkote	60,000		0.49%	$1.25	10/05/15	$804,603	$1,325,621
Richard Wilmer	60,000		0.49%	$1.25	10/05/15	$804,603	$1,325,621
David Butler	60,000		0.49%	$1.25	10/05/15	$804,603	$1,325,621
Donald LeBeau	24,337	(1)	0.20%	$2.33	07/13/16	$300,076	$511,410

(1)	All such shares were vested in full on the date of grant.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the exercise of stock options by our named executive officers during the fiscal year ended July 31, 2006, and the value of securities underlying unexercised options held by our named executive officers as of July 31, 2006.

There was no public trading market for our common stock as of July 31, 2006. The value realized and the value of unexercised in-the-money options at fiscal year-end have been calculated based on an assumed initial public offering price of $9.00 per share, less the applicable exercise price, in accordance with SEC rules.

	Number of		Number of Securities
	Shares		Underlying Unexercised Options			Value of Unexercised In-the-
	Acquired	Value	at Fiscal Year-End			Money Options
Name	on Exercise	Realized	Exercisable(1)		Unexercisable	Exercisable	Unexercisable

Dominic P. Orr	—	—	6,659,143	(2)	—	$44,949,215	—
Steffan Tomlinson	100,000	$775,000	400,000	(2)	—	$3,100,000	—
Keerti Melkote	—	—	60,027	(2)	—	$465,240	—
Richard Wilmer	—	—	510,000	(3)	—	$4,420,500	—
David Butler	—	—	214,167	(4)	—	$1,834,003	—
Donald LeBeau	—	—	24,337	(5)	—	$162,328	—

(1)	Options granted to our named executive officers are immediately exercisable in full at any time, but the shares received upon exercise before vesting are subject to repurchase restrictions that lapse over time.

(2)	All such shares were unvested.

(3)	Represents 234,375 vested shares and 275,625 unvested shares.

(4)	Represents 105,991 vested shares and 108,176 unvested shares.

(5)	All such shares were vested.

Employment Agreements and Change of Control Arrangements

Employment Agreements and Offer Letters

Dominic P. Orr, our president and chief executive officer, entered into an employment agreement in April 2006. The employment agreement has no specific term, constitutes at-will employment and provides for an annual base salary of $300,000. In addition, Mr. Orr received a stock option grant of 6,659,143 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Orr’s employment is terminated by us without cause or Mr. Orr resigns for good reason, as such terms are defined in the employment agreement, Mr. Orr will be entitled to receive acceleration of his unvested stock options in an amount equal to the number of shares that would have vested had Mr. Orr’s employment with us continued for an additional six (6) months. Such accelerated vesting is subject to Mr. Orr signing and not revoking a general release of claims. If a change of control, as such term is defined in the employment agreement, occurs prior to April 10, 2007, Mr. Orr will receive acceleration of his unvested stock options in an amount equal to the number of shares that would have vested over the 18-month period immediately following the change of control. If a change of control occurs on or after April 10, 2007, Mr. Orr will receive acceleration of his unvested stock options in an amount equal to the number of shares that would have vested over the 12-month period immediately following the change of control.

Steffan Tomlinson, our chief financial officer, executed an offer letter in July 2005 with a start date in September 2005. The offer letter has no specific term, constitutes at-will employment and provides for an annual base salary of $190,000, which is subject to adjustment pursuant to our employee compensation policies in effect from time to time. Mr. Tomlinson’s current annual base salary is $210,000. Pursuant to the offer letter, Mr. Tomlinson received a stock option grant of 500,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Tomlinson’s employment is involuntarily terminated without cause within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Tomlinson will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

Keerti Melkote, our vice president, products and partnerships, executed an offer letter in April 2002. The offer letter has no specific term and constitutes at-will employment. Mr. Melkote’s current annual base salary is $195,000. In addition, the terms of Mr. Melkote’s stock option agreements provide that in the event Mr. Melkote’s employment is involuntarily terminated within 12 months following a change of control, as such terms are defined in the stock option agreements, Mr. Melkote will receive accelerated vesting of 50% of any then unvested options.

Sriram Ramachandran, our vice president, engineering, executed an offer letter in July 2006. The offer letter has no specific term, constitutes at-will employment and provides for an annual base salary of $195,000, which is subject to adjustment pursuant to our employee compensation policies in effect from time to time. Pursuant to the offer letter, Mr. Ramachandran received a stock option grant of 1,025,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. If a change of control, as such term is defined in the offer letter, occurs prior to August 14, 2007, Mr. Ramachandran will receive acceleration of his unvested stock options in an amount equal to the number of shares that would have vested over the 18-month period immediately following the change of control. If a change of control occurs on or after August 14, 2007, Mr. Ramachandran will receive acceleration of his unvested stock options in an amount equal to the number of shares that would have vested over the 12-month period immediately following the change of control.

Richard Wilmer, our vice president, operations, executed an offer letter in June 2004. The offer letter has no specific term, constitutes at-will employment and provides for an annual base salary of $175,000, which is subject to adjustment pursuant to our employee compensation policies in effect from time to time. Mr. Wilmer’s current annual base salary is $195,000. Pursuant to the offer letter, Mr. Wilmer received a stock option grant of

450,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of such grant. In the event Mr. Wilmer’s employment is involuntarily terminated without cause within 12 months following a change of control, as such terms are defined in the offer letter, Mr. Wilmer will receive accelerated vesting of 50% of any then unvested shares, options and other equity he holds at the time.

David Butler, our former vice president, worldwide sales and business development, entered into a separation agreement in August 2006. Pursuant to the separation agreement, we accelerated the vesting of all of Mr. Butler’s unvested shares that were subject to an option granted in May 2003 and 25% of his unvested shares that were subject to an option granted in October 2005, in exchange for a general release of claims and other customary terms and conditions. We also extended the post-termination exercise period of certain options that were granted to Mr. Butler until January 31, 2007. Mr. Butler is subject to a non-solicitation covenant for 12 months following his termination date.

Donald LeBeau, our former chief executive officer, entered into a separation agreement in April 2006. Pursuant to the separation agreement, we accelerated the vesting of 30% of Mr. LeBeau’s unvested shares that were subject to options granted in January 2004, in exchange for a general release of claims and other customary terms and conditions.

Change of Control Arrangements

Our 2002 Stock Plan and 2007 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change of control of our company. See “Employee Benefit Plans.”

In addition, in February 2007, our board of directors established a policy that, with respect to future option grants to our officers under our 2002 Stock Plan or 2007 Equity Incentive Plan, the related option agreements shall provide that 50% of the shares subject to each option will vest and become immediately exercisable in the event that the officer’s employment with us is involuntarily terminated within 12 months following a “change in control.”

Employee Benefit Plans

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in December 2006, to be effective upon the completion of this offering, and our stockholders approved the plan in March 2007. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares and deferred stock units to our employees, directors, consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve

We have reserved the following shares of our common stock for issuance under our 2007 Equity Incentive Plan:

•	all shares of our common stock reserved under our 2002 Stock Plan which have been reserved but are not issued or subject to outstanding grants, up to a maximum of 7,000,000 shares; and

•	any shares of our common stock issued under our 2002 Stock Plan that are returned to the 2002 Stock Plan as a result of termination of options or that are repurchased by us pursuant to the terms of the plan, up to a maximum of 10,000,000 shares.

In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with fiscal 2008, equal to the lesser of:

•	5% of the outstanding shares of our common stock on the last day of the immediately preceding fiscal year; or

•	15,000,000 shares.

Administration of Awards

The 2007 Equity Incentive Plan provides that our board of directors or a committee of our board of directors will be the plan administrator. Our compensation committee will be responsible for administering our 2007 Equity Incentive Plan after the completion of this offering. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

The plan administrator has the power to determine the terms and conditions of the awards, including the grant date, the exercise price, the number of shares subject to each award, the exercisability of the award, any vesting acceleration and the form of consideration payable upon exercise. The plan administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for different awards, which may have a lower exercise price, or cash or outstanding awards may be transferred to a financial institution or other person or entity selected by the plan administrator.

Stock Options

The plan administrator will determine the exercise price of options granted under our 2007 Equity Incentive Plan, but the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years. With respect to any participant who owns 10% or more of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The plan administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, no option may be exercised after the expiration of its term.

Restricted Stock

We are authorized to grant restricted stock awards under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the plan administrator. The plan administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The plan administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the plan administrator may set restrictions based on the achievement of specific performance goals or continuation of service. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. Payment for restricted stock units will be made in shares of our common stock.

Stock Appreciation Rights

We are authorized to grant stock appreciation rights under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The plan administrator determines the terms and conditions of stock appreciation rights, including when these rights become exercisable. Payment for stock appreciation rights will be made in shares of our common stock. The exercise price of a stock appreciation right generally must be at least 100% of the fair market value on the grant date, except that stock appreciation rights may be granted at an exercise price less than

100% of the fair market value pursuant to a transaction in, and in a manner consistent with, Section 424(a) of the Internal Revenue Code, as amended. Stock appreciation rights expire under the same rules that apply to stock options.

Performance Shares

We are authorized to grant performance shares under our 2007 Equity Incentive Plan. Performance shares are awards that will result in a payment to a participant only if performance goals established by the plan administrator are achieved or the awards otherwise vest. The plan administrator shall determine the number of shares and the conditions that must be satisfied, which typically are based principally on achievement of performance milestones, but may include a service-based component.

Deferred Stock Units

We are authorized to grant restricted stock, restricted stock unit or performance share awards that are paid out in installments or on a deferred basis, in accordance with rules established by the plan administrator.

Automatic Grants

Our 2007 Equity Incentive Plan also provides for the automatic grant of nonstatutory options to our non-employee directors. Each non-employee director appointed to the board of directors after the closing of this offering will receive an initial option to purchase 50,000 shares of our common stock upon such appointment. In addition, beginning in 2007, non-employee directors appointed to the board of directors after the closing of this offering who have been directors for at least six months will receive an option to purchase 15,000 shares of our common stock on the date of each annual meeting of our stockholders. Beginning on the date of our annual meeting of stockholders in 2009 and on the date of each annual meeting of stockholders thereafter, non-employee directors who were appointed to the board of directors on or prior to the closing of this offering and who have been directors for at least six months will receive an option to purchase 15,000 shares of our common stock. In addition, on the date of each annual meeting of stockholders beginning in 2007, each non-employee director will receive an option to purchase 10,000 shares for each committee of the board of directors on which he or she serves as chairman, as well as an option to purchase 5,000 shares for each committee of the board of directors on which he or she serves as a non-chairman member. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value on the date of grant. In addition, all such awards will be scheduled to vest in equal monthly installments over four years.

Change of Control Transactions

Our 2007 Equity Incentive Plan provides that, in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume, or substitute an equivalent award for, each outstanding award. If there is no assumption or substitution of outstanding awards, the plan administrator will determine the treatment of awards and, if accelerating the awards, will provide notice to the recipient that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award, that all restrictions on restricted stock, restricted stock units and deferred stock units will lapse, that all performance goals or other vesting requirements for performance shares will be deemed achieved, and that all other terms and conditions will be deemed met. The option or stock appreciation right will terminate upon the expiration of the period of time the plan administrator provides in the notice. In the event the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, all performance goals or other vesting requirements for performance shares will be deemed achieved, and all other terms and conditions will be deemed met.

Plan Amendments

Our plan will automatically terminate in 2016, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the plan provided such action does not impair the rights of any participant.

Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our Employee Stock Purchase Plan. Our board of directors adopted our Employee Stock Purchase Plan in December 2006, and our stockholders approved the plan in March 2007.

Share Reserve

A total of 1,000,000 shares of our common stock will be made available for sale. In addition, our Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the lesser of:

•	6,000,000 shares; or

•	2% of the outstanding shares of our outstanding common stock on the last day of the immediately preceding fiscal year.

Administration

Our board of directors or a committee of our board administers the Employee Stock Purchase Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of the Employee Stock Purchase Plan and determine eligibility.

Eligibility

All eligible employees of the Company can participate in our Employee Stock Purchase Plan if they are customarily employed by us or any participating subsidiary for at least 15 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	has rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Offering Periods

Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, overlapping 24-month offering periods. The offering periods generally start on the first trading day on or after March 1 and September 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this registration statement and will end on the earlier of (i) the first trading day on or after March 1, 2009 or (ii) twenty-seven (27) months from the beginning of the first offering period. Typically, each offering period includes four six-month purchase periods. The first purchase period of this offering period will end on the first trading day on or after September 1, 2007, which may result in a purchase period longer or shorter than six months.

Limitations

Our Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s base straight time gross earnings, commissions, overtime and shift premium, incentive compensation and bonuses, but exclusive of other compensation. A participant may purchase a maximum of 2,000 shares of common stock during a 6-month purchase period.

Purchase of Shares

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month purchase period. The purchase price is 85% of the fair market value of our common stock at the lesser of such price on the exercise date or the first day of the applicable offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability

A participant may not transfer rights granted under the Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Employee Stock Purchase Plan.

Change of Control Transactions

In the event of our “change of control,” a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments and Termination

Our Employee Stock Purchase Plan will automatically terminate in 2026, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Employee Stock Purchase Plan, except that, subject to certain exceptions described in the Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Employee Stock Purchase Plan.

2002 Stock Plan

Our 2002 Stock Plan was adopted by our board of directors in April 2002 and approved by our stockholders in April 2002. Our 2002 Stock Plan Provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, outside directors and consultants and any parent and subsidiary corporation’s employees and consultants. The administration and features of the 2002 Stock Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2007 Equity Incentive Plan, including with respect to “change in control” transactions.

We have reserved a total of 38,965,837 shares of our common stock for issuance pursuant to the 2002 Stock Plan. As of January 31, 2007, options to purchase 19,881,680 shares of our common stock were outstanding and 6,038,142 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under the plan following the completion of this offering. However, the plan will continue to govern the terms and conditions of the outstanding awards previously granted under the plan.

Retirement Plans

401(k) Plan.  We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. The 401(k) plan permits us to make profit sharing contributions to eligible participants, although we have not made any such contributions to date. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors. In addition, we have entered into an indemnification agreement with our chief financial officer. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of our directors in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since August 1, 2003, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer or holder of more than 5% of our capital stock, or entities affiliated with any of them, had or will have a material interest, other than as described above in “Management” and in the transactions described below.

Preferred Stock Sales

The following table summarizes purchases of our preferred stock since August 1, 2003 by our directors, executive officers and holders of more than 5% of our capital stock and their affiliated entities. Each outstanding share of our preferred stock will be converted automatically into one share of our common stock upon the completion of this offering.

	Shares of Preferred Stock			Aggregate
Purchasers	Series B	Series C	Series D	Purchase Price

Executive Officers and Directors:
Dominic P. Orr(1)	312,499	93,720	58,182	$955,758
5% Stockholders:
Entities affiliated with Matrix Partners	4,422,776	2,498,275	1,029,431	$17,375,555
Entities affiliated with Sequoia Capital, L.P.	4,065,190	2,296,287	818,104	$15,132,422
Entities affiliated with Trinity Ventures	7,916,667	1,723,908	606,891	$17,150,497
Entities affiliated with WK Technology	—	4,686,036	456,241	$12,985,779

Total	16,717,132	11,298,226	2,968,849	$63,600,011

(1)	Including immediate family members of, and entities affiliated with, Mr. Orr.

Registration Rights Agreement

Holders of our preferred stock are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock — Registration Rights” for additional information.

Stock Option Grants

Certain stock option grants to our directors and related option grant policies are described in this prospectus under the caption “Management — Director Compensation.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Management — Employment Agreements and Change of Control Arrangements.”

As of the closing of the offering, we expect to enter into indemnification agreements with each of our directors. In addition, we have entered into an indemnification agreement with our chief financial officer. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify these individuals to the fullest extent permitted by Delaware law. See “Management — Limitations on Liability and Indemnification Matters.”

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at January 31, 2007, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 66,822,797 shares of common stock outstanding at January 31, 2007, assuming the conversion of all outstanding shares of our preferred stock into 49,681,183 shares of common stock. For purposes of the table below, we have assumed that 75,211,685 shares of common stock will be outstanding upon completion of this offering, including 388,888 shares of common stock that we will issue to Microsoft based upon an assumed initial public offering price of $9.00 per share. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of January 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Aruba Networks, Inc., 1322 Crossman Ave., Sunnyvale, CA 94089-1113.

	Shares Beneficially Owned
	Number	Percent
		Before	After
		Offering	Offering

5% Stockholders:
Entities affiliated with Matrix Partners(1)	15,000,482	22.4%	19.9%
Entities affiliated with Sequoia Capital, L.P.(2)	13,659,581	20.4%	18.2%
Entities affiliated with Trinity Ventures(3)	10,247,466	15.3%	13.6%
Entities affiliated with WK Technology(4)	5,142,277	7.7%	6.8%
Directors and Named Executive Officers:
Dominic P. Orr(5)	7,448,392	10.3%	9.2%
Steffan Tomlinson(6)	488,000	*	*
David Butler(7)	602,629	*	*
Donald LeBeau(8)	2,591,347	3.9%	3.4%
Keerti Melkote(9)	2,329,941	3.5%	3.1%
Richard Wilmer(10)	510,000	*	*
Bernard Guidon(11)	287,000	*	*
Emmanuel Hernandez	—	*	*
Michael R. Kourey	—	*	*
Doug Leone(2)	13,659,581	20.4%	18.2%
Shirish S. Sathaye(1)	15,000,482	22.4%	19.9%
Daniel Warmenhoven(12)	410,000	*	*
All directors and executive officers as a group (11 persons)(13)	41,158,396	55.1%	49.5%

*	Less than one percent.

(1)	Consists of (i) 14,959,455 shares held of record by Matrix Partners VII, L.P., and (ii) 41,027 shares held of record by Weston & Co. VII LLC, as nominee. Shirish Sathaye is a Managing Member of Matrix VII Management Co., L.L.C., the general partner of Matrix Partners VII, L.P. Mr. Sathaye, by virtue of his management position in Matrix VII Management Co., L.L.C., has sole voting and dispositive power with respect to these shares. Mr. Sathaye disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares. Weston & Co. VII LLC (“Weston”) is nominee for certain beneficial owners. Mr. Sathaye is authorized by the sole member of Weston to take any action with respect to such shares as directed by the underlying beneficial owners, and Mr. Sathaye disclaims beneficial ownership of these shares. Mr. Sathaye does not have sole or shared voting or investment control with respect to any of the shares held by Weston. The address of the entities affiliated with Matrix Partners and Mr. Sathaye is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, Massachusetts 02451.

(2)	Consists of (i) 10,568,502 shares held of record by Sequoia Capital X, (ii) 1,543,633 shares held of record by Sequoia Technology Partners X, (iii) 1,103,912 shares held of record by Sequoia Capital X Principals Fund, (iv) 418,240 shares held of record by Sequoia Capital Growth Fund III, (v) 4,604 shares held of record by Sequoia Capital Growth Partners III, and (vi) 20,690 shares held of record by Sequoia Capital Growth III Principals Fund. Doug Leone is one of the managing members of SC X Management, L.L.C. and SCGF III Management, L.L.C., which are the general partners of these Sequoia funds, and exercises voting and investment power over the shares held by the Sequoia entities. Mr. Leone disclaims beneficial ownership of the shares held by the Sequoia entities except to the extent of his pecuniary interest in these entities. The address of the entities affiliated with Sequoia Capital L.P. and Mr. Leone is 3000 Sand Hill Road, Building 4, Suite 180, Menlo Park, California 94025.

(3)	Consists of (i) 5,717,620 shares held of record by Trinity Ventures VIII, L.P., (ii) 325,804 shares held of record by Trinity VIII Side-by-Side Fund, L.P., (iii) 105,056 shares held of record by Trinity VIII Entrepreneurs’ Fund, L.P., (iv) 3,915,872 shares held of record by Trinity Ventures VII, L.P., and (v) 183,114 shares held of record by Trinity VII Side-by-Side Fund, L.P. Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, James G. Shennan, Jr., Kathleen A. Murphy, Timothy P. McAdam and Thomas C. Cole collectively serve as management members of Trinity TVL VIII, LLC, which is the general partner of Trinity Ventures VIII, L.P., Trinity VIII Side-by-Side Fund, L.P. and Trinity VIII Entrepreneurs’ Fund, L.P. Lawrence K. Orr, Noel J. Fenton, Augustus O. Tai, Fred Wang, Kathleen A. Murphy, Timothy P. McAdam, and Thomas C. Cole collectively serve as management members of Trinity TVL VII, LLC, which is the general partner of Trinity Ventures VII, L.P. and Trinity VII Side-By-Side Fund, L.P. The management members have shared voting control and dispositive power over all of the shares held by the Trinity entities. Each management member disclaims beneficial ownership of the shares held by the Trinity entities, except to the extent of each such management member’s pecuniary interest therein. The address of the entities affiliated with Trinity Ventures is 3000 Sand Hill Road, Building 4, Suite 160, Menlo Park, California 94025.

(4)	Consists of (i) 621,684 shares held of record by WK Technology Fund, (ii) 673,075 shares held of record by WK Technology Fund IV, (iii) 462,793 shares held of record by WK Technology Fund V, (iv) 462,793 shares held of record by WK Technology Fund VI, (v) 467,323 shares held of record by WK Technology Fund VII, (vi) 364,502 shares held of record by WK Technology Fund VIII, (vii) 518,715 shares held of record by WK Global Investment Limited, (viii) 902,847 shares held of record by WK Global Investment II Limited, and (ix) 668,545 shares held of record by WK Global Investment III Limited. Wen Chang Ko is the chairman of each of the WK entities and in such capacity has voting and investment power over the shares held by the WK entities. Mr. Ko disclaims beneficial ownership of the shares held by the WK entities except to the extent of his pecuniary interest in these entities. The address of the entities affiliated with WK Technology is 6F, 15, Section 2, Tiding Avenue, Taipei, Taiwan, Republic of China.

(5)	Consists of (i) 1,383,460 shares held of record by Mr. Orr, (ii) 291,039 shares held of record by Ardmore Ventures, (iii) 2,250 shares held of record by D. Orr Management Company, LLC, (iv) 112,500 shares held of record by Praia Grande Ventures, LP, and (v) options to purchase 5,659,143 shares of common stock that are immediately exercisable. As of April 1, 2007, all of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(6)	Consists of (i) 88,000 shares held of record by the Tomlinson Family Trust U/A dtd 12/10/03, and (ii) options to purchase 400,000 shares of common stock that are immediately exercisable. As of April 1, 2007, 241,667 of the shares underlying these options will be subject to vesting restrictions that lapse over time. Voting and investment power over the shares held by the Tomlinson Family Trust U/A dtd 12/10/03 is shared by Mr. and Mrs. Tomlinson, its co-trustees.

(7)	Consists of 602,629 shares held of record by The Plascassier Trust. Voting and investment power over the shares held by The Plascassier Trust is exercised by Mr. Butler, its trustee.

(8)	Consists of (i) 1,691,347 shares held of record by Donald LeBeau, and (ii) 900,000 shares held of record by Donald A. LeBeau and Connie S. LeBeau, Trustees of the LeBeau Revocable Trust, as General Partners of The MSM Family Partnership, L.P.

(9)	Consists of (i) 2,269,914 shares held of record, and (ii) options to purchase 60,027 shares of common stock that are immediately exercisable. As of April 1, 2007, 38,777 of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(10)	Consists of options to purchase 510,000 shares of common stock that are immediately exercisable. As of April 1, 2007, 179,375 of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(11)	Consists of options to purchase 287,000 shares of common stock that are immediately exercisable. As of April 1, 2007, all of the shares underlying these options will be subject to vesting restrictions that lapse over time.

(12)	Consists of 410,000 shares held of record by Warmenhoven Enterprises.

(13)	Includes options to purchase 7,941,170 shares of common stock that are immediately exercisable. As of April 1, 2007, 7,430,962 of the shares underlying these options will be subject to vesting restrictions that lapse over time. Excludes shares of common stock held by Donald LeBeau and David Butler, both of whom are not current executive officers.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of 360,000,000 shares, with a par value of $0.0001 per share, of which:

•	350,000,000 shares will be designated as common stock; and

•	10,000,000 shares will be designated as preferred stock.

At January 31, 2007, we had outstanding no shares of preferred stock and 67,211,685 shares of common stock, held of record by 336 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into 49,681,183 shares of common stock and including the issuance of 388,888 shares of our common stock upon the consummation of this offering with an aggregate value of $3.5 million (based upon an assumed initial public offering price of $9.00 per share) to Microsoft in a private placement in which we will receive no cash consideration at the time such shares are issued. In addition, as of January 31, 2007, 19,881,680 shares of our common stock were subject to outstanding options, and 677,106 shares of our capital stock were subject to outstanding warrants that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization.”

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and distribution of the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the consummation of this offering and the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Warrants

At January 31, 2007, we had warrants outstanding to purchase 677,106 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from $0.67 to $2.13 per share. These warrants will expire at various times between March 2010 and May 2011. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, and reclassifications, consolidations and the like.

Private Placement with Microsoft

On July 15, 2005, we entered into a stock issuance agreement with Microsoft under which we agreed to issue shares of our common stock to Microsoft upon the consummation of this offering with an aggregate value of $3.5 million (based upon the actual initial public offering price) in a private placement in which we will receive no cash consideration at the time such shares are issued. Further, under this agreement, Microsoft has agreed that such shares of common stock issued to it shall be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws, and such other restrictions on transferability as may be required by any underwriters and applicable to all of our stockholders in connection with the offering.

If, within 12 months following this offering, we propose to register any shares of our common stock under the Securities Act and we include any other shares held by any of our stockholders in such subsequent offering, Microsoft will be entitled to notice of the registration and to include half of the shares issued to it pursuant to the stock issuance agreement.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 49,639,522 shares of our common stock that are issuable upon the automatic conversion of our preferred stock will be entitled to the following rights with respect to registration of the resale of such shares under the Securities Act pursuant to an investors’ rights agreement by and among us and certain of our stockholders. In addition, the holders of an additional 677,106 shares of registrable securities issued or issuable upon exercise of warrants are also entitled to the rights described under “Piggyback Registration Rights” below. We refer to these shares collectively as registrable securities.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of five years after completion of this offering, or with respect to the registration rights of an individual holder, when the holder of one percent or less of our outstanding common stock can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption.

Demand Registration Rights

If, at any time beginning six months after the consummation of this offering, the holders of at least a majority of the registrable securities request in writing that an amount of securities having a proposed aggregate offering price of at least $10,000,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights for the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 120 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 Registration Rights

The holders of at least a majority of the registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $3,000,000, subject to certain exceptions. Depending on certain conditions, however, we may defer such registration for up to 120 days.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws

Our restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board, the chief executive officer or the president;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause; and

•	provide that vacancies on our board of directors may be filled only be a majority of directors then in office, even though less than a quorum.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 480 Washington Boulevard, 27th Floor, Jersey City, New Jersey 07310, and its telephone number is (206) 674-3031.

Nasdaq Global Market Listing

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ARUN,” subject to official notice of issuance.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 75,211,685 shares of common stock will be outstanding, assuming that there are no exercises of options after January 31, 2007. Of these shares, all 8,000,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 67,211,685 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Number of
Date	Shares

On the date of this prospectus	—
Between 90 and 180 days after the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	67,211,685

In addition, of the 19,881,680 shares of our common stock that were subject to stock options outstanding as of January 31, 2007, options to purchase 2,136,481 shares of common stock were vested as of January 31, 2007 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 752,117 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth in “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of 49,639,522 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Lehman Brothers Inc. are acting as the joint book-running managers for this offering and are the representatives of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation

Total	8,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed a registration statement covering shares of common stock or any securities that are convertible into, exchangeable for, or represent the right to receive, common stock or any substantially similar securities, or publicly disclose the intention to do any of the foregoing restrictions, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Lehman Brothers Inc. This agreement does not apply to the issuance by us of shares under any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “ARUN,” subject to official notice of issuance.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2,350,000. The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with the offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates may in the future perform, various financial advisory and investment banking services for us, for which they will receive customary fees and expenses.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

United Kingdom

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Simpson Thacher & Bartlett LLP, Palo Alto, California is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of July 31, 2005 and 2006 and for each of the three years in the period ended July 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

ARUBA NETWORKS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aruba Networks, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Aruba Networks, Inc. and its subsidiaries at July 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the accompanying consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted FASB Staff Position 150-5 (“FSP 150-5”), Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Instruments on Shares that are Redeemable, during the year ended July 31, 2006.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 13, 2006

ARUBA NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

				Pro Forma
				Stockholders’
				Equity
				January 31,
	July 31,	July 31,	January 31,	2007
	2005	2006	2007	(See Note 1)
			(Unaudited)
	(In thousands, except per share data)

ASSETS
Current assets
Cash and cash equivalents	$4,293	$9,263	$18,898
Short-term investments	899	—	—
Accounts receivable, net	8,814	13,296	15,512
Inventory	3,922	6,093	11,623
Deferred costs	6,659	3,360	2,394
Prepaids and other	1,011	1,758	3,553

Total current assets	25,598	33,770	51,980
Property and equipment, net	1,437	1,971	3,042
Deferred costs	3,140	1,960	1,257
Other assets	162	316	411

Total assets	$30,337	$38,017	$56,690

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$4,239	$4,385	$5,896
Accrued liabilities	5,845	8,062	20,916	$16,857
Income taxes payable	16	216	311
Equipment loans payable	1,188	613	251
Deposit for Series D redeemable convertible preferred stock	—	19,329	—
Deferred revenue	15,194	11,637	12,288

Total current liabilities	26,482	44,242	39,662
Equipment loans payable	679	—	—
Deferred revenue	7,166	6,803	5,717
Other long-term liabilities	460	1,963	3,921

Total liabilities	34,787	53,008	49,300

Commitments and contingencies (Note 12)

Redeemable convertible preferred stock: $0.0001 par value;
46,445 shares authorized at July 31, 2005 and 2006 and 51,085 shares authorized at January 31, 2007 (unaudited); 45,108 shares issued and outstanding at July 31, 2005 and 2006 and 49,681 shares issued and outstanding at January 31, 2007 (unaudited); liquidation preference: $58,213 at July 31, 2005 and 2006 and $88,142 at January 31, 2007 (unaudited); no shares issued and outstanding pro forma (unaudited)	58,009	58,009	87,838	—

Stockholders’ equity (deficit)
Common stock: $0.0001 par value; 95,440 shares authorized; 14,723, 15,257 and 17,142 shares issued and outstanding at July 31, 2005 and 2006 and at January 31, 2007 (unaudited), respectively, and 66,823 shares issued and outstanding pro forma (unaudited)	2	2	2	7
Additional paid-in capital	4,829	6,075	8,009	99,901
Deferred stock-based compensation	(2,586)	(2,364)	—	—
Accumulated deficit	(64,704)	(76,713)	(88,459)	(88,459)

Total stockholders’ equity (deficit)	(62,459)	(73,000)	(80,448)	11,449

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$30,337	$38,017	$56,690

The accompanying notes are an integral part of the consolidated financial statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,			Six Months Ended January 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share data)

Revenues
Product	$—	$—	$43,171	$13,044	$41,768
Professional services and support	—	—	2,985	440	4,777
Ratable product and related professional services and support	1,147	12,043	26,347	14,171	4,607

Total revenues	1,147	12,043	72,503	27,655	51,152
Cost of revenues
Product	—	—	16,904	5,150	15,863
Professional services and support	—	—	2,409	805	2,305
Ratable product and related professional services and support	2,696	9,077	10,572	6,380	1,691

Total cost of revenues	2,696	9,077	29,885	12,335	19,859

Gross profit (loss)	(1,549)	2,966	42,618	15,320	31,293

Operating expenses
Research and development	6,982	9,353	14,130	6,617	10,862
Sales and marketing	11,277	22,369	33,765	14,921	22,954
General and administrative	2,531	3,576	5,963	2,390	6,008

Total operating expenses	20,790	35,298	53,858	23,928	39,824

Operating loss	(22,339)	(32,332)	(11,240)	(8,608)	(8,531)
Other income (expense), net
Interest income	158	350	551	306	309
Interest expense	(285)	(443)	(315)	(177)	(63)
Other expense, net	(2)	(54)	(765)	(620)	(3,250)

Total other income (expense), net	(129)	(147)	(529)	(491)	(3,004)
Loss before provision for income taxes and cumulative effect of change in accounting principle	(22,468)	(32,479)	(11,769)	(9,099)	(11,535)
Provision for income taxes	34	156	306	6	211

Loss before cumulative effect of change in accounting principle	(22,502)	(32,635)	(12,075)	(9,105)	(11,746)
Cumulative effect of change in accounting principle	—	—	66	66	—

Net loss	$(22,502)	$(32,635)	$(12,009)	$(9,039)	$(11,746)

Net loss per common share, basic and diluted	$(6.35)	$(4.66)	$(1.07)	$(0.89)	$(0.86)

Shares used in computing basic and diluted net loss per common share	3,546	6,999	11,211	10,190	13,630

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.20)		$(0.15)

Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			56,319		59,347

Stock-based compensation expense included in above:
Cost of revenues	$5	$23	$34	$14	$140
Research and development	42	179	259	124	718
Sales and marketing	272	678	749	384	1,151
General and administrative	71	194	213	99	1,494

The accompanying notes are an integral part of the consolidated financial statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible				Additional	Deferred
	Preferred Stock		Common Stock		Paid-in	Stock-Based	Accumulated
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Total
	(In thousands)
Balance at July 31, 2003	14,263	$9,450	8,268	$1	$146	$—	$(9,567)	$(9,420)
Repurchase of common stock from founders of the Company	—	—	(406)	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock, net of issuance costs of $43	18,333	21,957	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $67	11,701	24,903	—	—	—	—	—	—
Issuance of preferred stock warrants in connection with leases	—	—	—	—	264	—	—	264
Fair value of shares issued to employees	—	—	10	—	1	—	—	1
Fair value of shares issued to non-employees	—	—	40	—	8	—	—	8
Fair value of stock options issued to non-employees	—	—	—	—	206	—	—	206
Exercise of common stock options	—	—	6,900	1	144	—	—	145
Repurchase of common stock	—	—	(226)	—	(14)	—	—	(14)
Deferred compensation related to issuance of common stock options, net	—	—	—	—	1,484	(1,484)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	175	—	175
Net loss	—	—	—	—	—	—	(22,502)	(22,502)

Balance at July 31, 2004	44,297	56,310	14,586	2	2,239	(1,309)	(32,069)	(31,137)
Issuance of Series C redeemable convertible preferred stock, net of issuance costs of $31	811	1,699	—	—	—	—	—	—
Fair value of shares issued to employees	—	—	31	—	8	—	—	8
Fair value of stock options issued to non-employees	—	—	—	—	327	—	—	327
Exercise of common stock options	—	—	761	—	420	—	—	420
Repurchase of common stock	—	—	(655)	—	(77)	—	—	(77
Deferred compensation related to issuance of common stock options, net	—	—	—	—	1,912	(1,912)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	635	—	635
Net loss	—	—	—	—	—	—	(32,635)	(32,635)

Balance at July 31, 2005	45,108	58,009	14,723	2	4,829	(2,586)	(64,704)	(62,459)
Fair value of shares issued to employees	—	—	3	—	2	—	—	2
Fair value of shares issued to non-employees	—	—	16	—	24	—	—	24
Fair value of stock options issued to non-employees	—	—	—	—	306	—	—	306
Exercise of common stock options	—	—	1,896	—	612	—	—	612
Repurchase of common stock	—	—	(1,381)	—	(162)	—	—	(162)
Deferred compensation related to issuance of common stock options, net	—	—	—	—	804	(804)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	1,026	—	1,026
Reclassification of preferred stock warrants to liability	—	—	—	—	(340)	—	—	(340)
Cumulative effect of change in accounting principle related to preferred stock warrants	—	—	—	—	—	—	66	66
Net loss	—	—	—	—	—	—	(12,075)	(12,075)

Balance at July 31, 2006	45,108	58,009	15,257	2	6,075	(2,364)	(76,713)	(73,000)
Issuance of Series D redeemable convertible preferred stock, net of issuance costs of $127 (unaudited)	4,573	29,829	—	—	—	—	—	—
Fair value of shares issued to employees (unaudited)	—	—	21	—	50	—	—	50
Fair value of shares issued to non-employees (unaudited)	—	—	25	—	83	—	—	83
Fair value of stock options issued to non-employees (unaudited)	—	—	—	—	63	—	—	63
Exercise of common stock options (unaudited)	—	—	1,976	—	833	—	—	833
Repurchase of common stock (unaudited)	—	—	(137)	—	(38)	—	—	(38)
Reclassification of unamortized stock-based compensation upon adoption of SFAS 123R (unaudited)	—	—	—	—	(2,364)	2,364	—	—
Stock-based compensation expense related to stock options issued to employees (unaudited)	—	—	—	—	3,307	—	—	3,307
Net loss (unaudited)	—	—	—	—	—	—	(11,746)	(11,746)

Balance at January 31, 2007 (unaudited)	49,681	$87,838	17,142	$2	$8,009	$—	$(88,459)	$(80,448)

The accompanying notes are an integral part of the consolidated financial statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months Ended
	Years Ended July 31,			January 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Cash flows from operating activities
Net loss	$(22,502)	$(32,635)	$(12,009)	$(9,039)	$(11,746)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	902	1,156	1,549	719	842
Provision for doubtful accounts	26	164	435	200	42
Write downs for excess and obsolete inventory	552	1,238	939	408	809
Compensation related to stock options and share awards	390	1,074	1,255	621	3,503
Net realized gains on short-term investments	(17)	(37)	(1)	(1)	—
Non-cash interest expense	139	180	167	89	31
Change in carrying value of preferred stock warrant liability	—	—	601	516	3,118
Loss on disposal of fixed assets	—	—	6	—	5
Changes in operating assets and liabilities
Accounts receivable	(2,385)	(6,565)	(4,918)	(1,061)	(2,258)
Inventory	(3,085)	(2,159)	(3,110)	(2,948)	(6,339)
Prepaids and other	(446)	(352)	(650)	(75)	(1,476)
Deferred costs	(2,363)	(7,389)	4,479	(468)	1,669
Other assets	—	(96)	(216)	(62)	(95)
Accounts payable	526	3,222	147	(1,821)	1,511
Deferred revenue	5,775	16,508	(3,921)	5,690	(435)
Other current and noncurrent liabilities	2,783	2,893	1,528	69	9,874
Income taxes payable	14	(5)	200	135	95

Net cash used in operating activities	(19,691)	(22,803)	(13,519)	(7,028)	(850)

Cash flows from investing activities
Purchases of short-term investments	(4,986)	(7,874)	—	—	—
Proceeds from sales and maturities of short-term investments	4,004	8,012	900	900	—
Purchases of property and equipment	(1,274)	(1,332)	(2,092)	(1,214)	(1,918)

Net cash used in investing activities	(2,256)	(1,194)	(1,192)	(314)	(1,918)

Cash flows from financing activities
Proceeds from equipment financing	2,237	—	—	—	—
Repayments on equipment loan obligations	(740)	(1,132)	(1,358)	(609)	(389)
Deposit for Series D redeemable convertible preferred stock, net (Note 8)	—	—	19,232	19,232	—
Cash received under stock issuance agreement (Note 9)	—	—	1,354	645	1,787
Payment of deferred offering costs	—	—	—	—	(420)
Proceeds from issuance of redeemable convertible preferred stock, net	46,786	1,699	—	—	10,597
Proceeds from issuance of common stock	130	343	450	224	795

Net cash provided by financing activities	48,413	910	19,678	19,492	12,370
Effect of exchange rate changes on cash and cash equivalents	9	(10)	3	(5)	33
Net increase (decrease) in cash and cash equivalents	26,475	(23,097)	4,970	12,145	9,635
Cash and cash equivalents, beginning of period	915	27,390	4,293	4,293	9,263

Cash and cash equivalents, end of period	$27,390	$4,293	$9,263	$16,438	$18,898

Supplemental disclosures of cash flow information
Income taxes paid	$1	$96	$161	$25	$87
Interest paid	155	254	136	84	28
Supplemental disclosure of non-cash investing and financing activities
Reclassification of preferred stock warrants to liability	—	—	340	340	—

The accompanying notes are an integral part of the consolidated financial statements.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company and its Significant Accounting Policies

The Company

Aruba Networks, Inc. (the “Company”) was incorporated in the state of Delaware on February 11, 2002. The Company markets and sells its Aruba Mobile Edge Architecture, which allows end-users to roam to different locations within an enterprise campus or office building while maintaining secure and consistent access to their network resources. This architecture also enables network access and prioritized application delivery based on an end-user’s organizational role and authorization level. The Aruba Mobile Edge Architecture consists of the ArubaOS modular operating system, optional value-added software modules, a centralized mobility management system, high performance programmable mobility controllers, and wired and wireless access points.

The Company manufactures and markets controllers, wired and wireless access points, and an advanced mobility software suite and began shipping its first products in June 2003. The Company has offices in North America, Europe, the Middle East and the Asia Pacific region and employs staff around the world.

Significant Accounting Policies

Basis of Presentation and Liquidity

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements include certain reclassifications to conform to the current period presentation, including an immaterial error correction to reclassify the proceeds relating to shares of common stock acquired through the early exercise of unvested employee stock options from additional paid-in capital to accrued liabilities for the annual periods presented. As a result of these reclassifications, total stockholders’ deficit increased and total liabilities increased by approximately $599,000 and $1.4 million as of July 31, 2005 and 2006, respectively. In addition, net cash used in operating activities decreased and net cash provided by financing activities decreased by $625,000 and $769,000 for the years ended July 31, 2004 and 2006, respectively. Further, net cash used in operating activities increased and net cash provided by financing activities increased by approximately $236,000 for the year ended July 31, 2005. These reclassifications had no impact on the previously reported statements of operations.

The Company has a limited operating history and at July 31, 2006 has an accumulated deficit of approximately $76.7 million. Management believes it has sufficient cash and liquid resources to meet its obligations over the next 12 months. Failure to generate sufficient revenue, raise additional capital or reduce discretionary spending could affect the Company’s ability to achieve its intended business objectives.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of January 31, 2007, the consolidated statements of operations and of cash flows for the six months ended January 31, 2006 and 2007 and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity for the six months ended January 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company’s financial position as of January 31, 2007 and results of operations and cash flows for the six months ended January 31, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements related to the six month periods are unaudited. The

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of the six months ended January 31, 2007 are not necessarily indicative of the results to be expected for the year ending July 31, 2007 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

If the offering contemplated by this prospectus is consummated, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into 49,681,183 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at January 31, 2007. In addition, the preferred stock warrant liability of $4.1 million at January 31, 2007 would be reclassified to additional paid-in capital. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock and the reclassification of the preferred stock warrant liability to additional paid-in capital, is set forth on the consolidated balance sheet.

Use of Estimates

The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to provisions for doubtful accounts, inventory, useful lives of property and equipment, income taxes, the valuation of equity instruments and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from the estimates made by management with respect to these and other items.

Foreign Currency Accounting

While the majority of the Company’s contracts are denominated in United States dollars, the Company has operating expenses in various foreign currencies. The functional currency of the Company’s subsidiaries in the United Kingdom, India, Singapore and Japan is the U.S. dollar. Monetary assets and liabilities are translated using the current exchange rate at the balance sheet date. Nonmonetary assets and liabilities and capital accounts are translated using historical exchange rates. Revenues and expenses are translated using the average exchange rates in effect during the period. Foreign currency translation gains and losses, which have not been material to date, are included in the consolidated statements of operations.

Risks and Uncertainties

The Company is subject to all of the risks inherent in an early stage business operating in the networking and communications industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, a lengthy sales cycles, dependence on the development of new products and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers, and the changing nature of the networking and communications industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products and services, would have a material adverse effect on the Company’s business and operating results.

Fair Value of Financial Instruments

The reported amounts of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported amounts of equipment loan obligations approximate fair value as the interest rates on these instruments approximate borrowing rates available to the Company for loans with similar terms.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents comprise commercial paper, demand deposits and money market funds and are stated at cost, which approximates fair value. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Short-Term Investments

Investments comprise marketable securities that consist primarily of commercial paper, corporate bonds, and municipal bonds with original maturities beyond 90 days. As the Company views all securities as representing the investment of funds available for current operations, the short-term investments are classified as current assets. The Company’s policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates. All of the Company’s marketable securities are classified as available-for-sale securities in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting For Certain Investments in Debt and Equity Securities and are carried at fair market value with unrealized gains and losses, net of taxes, reported as a separate component of stockholders’ equity. Realized gains and losses and declines in value of securities judged to be other than temporary are included in interest income, net, based on the specific identification method.

At July 31, 2005, all of the Company’s short-term investments consisted solely of municipal bonds held in the Company’s name at one major financial institution. There were no unrealized gains or losses associated with these short-term investments as of July 31, 2005. The Company did not hold any short-term investments as of July 31, 2006 and January 31, 2007.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk include cash, cash equivalents and short-term investments. The Company has not experienced any losses on its deposits of its cash and cash equivalents, and its short-term investments.

The Company’s accounts receivable are derived from revenue earned from customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company maintains a provision for doubtful accounts receivable based upon the expected collectibility of accounts receivable and to date such losses have been within management’s expectations. One customer accounted for 32% of accounts receivable at July 31, 2005. No customer accounted for more than 10% of revenues in the years ended July 31, 2004 and 2005. One customer accounted for 22% and 21% (unaudited) of accounts receivable at July 31, 2006 and January 31, 2007, respectively, and 15%, 30% (unaudited) and 21% (unaudited) of revenues in the year ended July 31, 2006 and the six months ended January 31, 2006 and 2007, respectively.

Provision for Doubtful Accounts

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, (i) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (ii) the Company’s historical write-offs, (iii) the credit-worthiness of each customer, (iv) the economic conditions of the customer’s industry, and (v) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

meet their financial obligations to it, the Company records a specific allowance against amounts due from the customer, and thereby reduces the net recognized receivable to the amount it reasonably believes will be collected.

Inventory

Inventory consists of hardware and related component parts and is stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. The Company records inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of its products. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs are reflected as cost of product revenues and amounted to approximately $552,000, $1.2 million, and $939,000 for the years ended July 31, 2004, 2005, and 2006, respectively and $408,000 (unaudited) and $809,000 (unaudited) for the six months ended January 31, 2006 and 2007, respectively.

Deferred Costs

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2 (see “Revenue Recognition” below), the Company also defers the related inventory costs for the delivered items.

Property and Equipment, Net

Property and equipment, net are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the respective assets, generally two to five years, or the lease term, if applicable. Leasehold improvements are recorded at cost with any reimbursement from the landlord being accounted for as part of rent expense using the straight-line method over the lease term.

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Expenditures for maintenance and repairs are charged to expense as incurred.

The Company accounts for impairment of property and equipment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company did not recognize impairment charges in any of the periods presented.

Revenue Recognition

The Company’s networking and communications products are integrated with software that is essential to the functionality of the equipment. Further, the Company provides unspecified software upgrades and enhancements related to the equipment through support agreements. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, Software Revenue Recognition, and all related amendments and interpretations (“SOP 97-2”).

The Company’s revenue is derived primarily from two sources: (i) product revenue, including hardware and software products, and (ii) related professional services and support revenue. Product support typically includes software updates, on a when and if available basis, telephone and internet access to technical support personnel, and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hardware support. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenue for support services is recognized on a straight-line basis over the support period, which typically ranges from one year to five years.

Typically, the Company’s sales involve multiple elements, such as sales of products that include support. When a sale involves multiple elements, the Company allocates the entire fee from the arrangement to each respective element based on its Vendor Specific Objective Evidence (“VSOE”) of fair value and recognizes revenue when each element’s revenue recognition criteria are met. VSOE of fair value for each element is established based on the price charged when the same element is sold separately. If VSOE of fair value cannot be established for the undelivered element of an agreement and the only undelivered element is support, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that the support is delivered. Prior to the second quarter of fiscal 2006, the Company had not established VSOE of fair value in accordance with SOP 97-2 at the outset of its arrangements. Accordingly, the Company recognized revenue on its transactions’ entire arrangement fees during this period ratably over the support period, as the only undelivered element was support.

Beginning in the second quarter of fiscal 2006, the Company established VSOE of fair value at the outset of its arrangements as it established a new support and services pricing policy, with different service and support offerings than were previously sold and began selling support services separately from its arrangements in the form of support renewals. Accordingly, beginning in the second quarter of fiscal 2006, the Company recognizes product revenue upon delivery using the residual method, assuming that all other revenue recognition criteria were met. As the Company had not been able to establish VSOE on its previous services and support offerings, all transactions prior to the second quarter of fiscal 2006 continue to be recognized ratably over the support period.

The Company recognizes revenue only when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. The Company evaluates each of these criteria as follows:

•	Evidence of an arrangement: Contracts and/or customer purchase orders are used to determine the existence of an arrangement.

•	Delivery: Delivery is considered to occur when the ordered equipment and the media containing the licensed programs are provided to a common carrier and title has transferred or, in the case of electronic delivery of the licensed programs, the customer is given access to download the programs. The Company recognizes revenue from indirect sales channels upon persuasive evidence provided by the reseller of a sale to the end customer.

•	Fixed or determinable fee: The Company assesses whether fees are fixed or determinable at the time of sale. The Company only considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment. The Company’s payment terms may vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. If the arrangement fee is not fixed or determinable, revenue is recognized as amounts become due and payable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

•	Collection is deemed probable: Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, it defers the revenue and recognizes the revenue upon cash collection.

Shipping charges billed to customers are included in product revenues and the related shipping costs are included in cost of product revenues.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation

Prior to August 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), Financial Accounting Standards Board’s (“FASB”) Interpretation No. 44 Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”) and FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and had adopted the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”).

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant date of the awards consistent with the provisions of SFAS 123, the Company’s net loss would have been increased to the pro forma amounts indicated below:

	Years Ended July 31,			Six Months Ended
	2004	2005	2006	January 31, 2006
				(Unaudited)
	(In thousands, except per share data)

Net loss, as reported	$(22,502)	$(32,635)	$(12,009)	$(9,039)
Add: Employee stock-based compensation expense included in reported net loss	176	644	1,028	508
Less: Total employee stock-based compensation expense determined under the fair value method	(337)	(984)	(2,642)	(874)

Pro forma, net loss	$(22,663)	$(32,975)	$(13,623)	$(9,405)

Basic and diluted net loss per share
As reported	$(6.35)	$(4.66)	$(1.07)	$(0.89)
Pro forma	$(6.39)	$(4.71)	$(1.22)	$(0.92)

Adoption of SFAS 123R (unaudited)

Effective August 1, 2006, the Company adopted SFAS No. 123R, Share-Based Payment (“SFAS 123R”), using the modified prospective transition method, which requires the measurement and recognition of compensation expense beginning August 1, 2006 for all share-based payment awards made to employees and directors to be recognized based on estimated fair values. The adoption of SFAS 123R did not affect previously reported periods. Therefore, the Company’s financial statements for the prior periods do not reflect any restated amounts. Under SFAS 123R, the Company estimated the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the estimated fair value of common stock and requires that, at the date of grant, the Company use the expected term of the stock-based award, the expected volatility of the price of its common stock, risk free interest rates and expected dividend yield of its common stock to determine the estimated fair value. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company determined the amount of stock-based compensation expense recognized in the six months ended January 31, 2007 based on awards ultimately expected to vest, and has reduced the amount of the expense for estimated option forfeitures. Compensation expense includes awards granted prior to, but not yet vested as of July 31, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense includes awards granted subsequent to July 31, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled since the adoption of SFAS 123R. For purposes of SFAS 123R,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee stock-based compensation related to both unvested awards granted prior to August 1, 2006 and awards granted on or after August 1, 2006 are being amortized on a straight-line basis, which is consistent with the methodology used historically for pro forma purposes under SFAS 123.

The expected term represents the period of time that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules and expectations of future employee behavior. For the six months ended January 31, 2007, the Company gave consideration to its historical exercises, the vesting term of the Company’s options, the cancellation history of the Company’s options and the options’ contractual term of 10 years. Given the Company’s limited operating history, it then compared this estimated term to those of comparable companies from a representative peer group selected on industry data to determine the expected term. The computation of expected volatility for the six months ended January 31, 2007 was based on the historical volatility of comparable companies from a representative peer group selected based on industry data. As required by SFAS 123R, management made an estimate of expected forfeitures and is recognizing stock-based compensation costs only for those equity awards that the Company expects to vest. The risk-free rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

The assumptions used to value options granted during the six months ended January 31, 2007 were as follows:

January 31,
2007
(Unaudited)

Assumptions
Risk-free interest rates	4.69%
Expected term (in years)	4.3
Dividend yield	0%
Volatility	56%

The weighted average fair value of options granted during the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2006 was $0.30, $0.80, $1.20 and $1.02 (unaudited) per underlying share of common stock, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes model with the following average assumptions:

	July 31,			January 31,
	2004	2005	2006	2006
				(Unaudited)

Assumptions
Risk-free interest rates	2.94%	3.56%	4.58%	4.26%
Expected term (in years)	4.0	4.0	4.0	4.0
Dividend yield	0%	0%	0%	0%
Volatility	100%	100%	70%	70%

Total stock-based compensation in the six months ended January 31, 2007 was $3.5 million (unaudited). As a result of adopting SFAS 123R on August 1, 2006, during the six months ended January 31, 2007, the Company’s net loss was $2.5 million (unaudited) greater than if the Company had continued to account for stock-based compensation under APB 25 and its basic and diluted net loss per share for the six months ended January 31, 2007 was higher by $0.18 (unaudited). At January 31, 2007, the Company had $25.2 million (unaudited) of total unrecognized compensation expense under SFAS 123R, net of estimated forfeitures, related to stock option plans that the Company will recognize over a weighted average period of 3.3 years.

In the six months ended January 31, 2007, the Company modified the terms of 238,917 shares underlying certain outstanding options held by three former employees. As a result of the modification to the terms of these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock awards, the Company recognized additional compensation expense of $415,000 (unaudited) for the six months ended January 31, 2007.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of the date on which there first exists a firm commitment for performance by the provider of goods or services or on the date performance is complete, using the Black-Scholes pricing model.

Capitalized Software Development Costs

The Company accounts for software development costs intended for sale in accordance with SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”). SFAS 86 requires product development costs to be charged to expense as incurred until technological feasibility is attained and all other research and development activities for the hardware components of the product have been completed. Technological feasibility is attained when the Company’s software has completed the planning, design and testing phase of development and has been determined viable for its intended use, which typically occurs when beta testing commences. The time between the attainment of technological feasibility and the completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $5,000, $97,000 and $200,000 for the years ended July 31, 2004, 2005 and 2006, respectively, and $0 (unaudited) and $277,000 (unaudited) for the six months ended January 31, 2006 and 2007, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of other comprehensive income (loss) and net loss. Other comprehensive income (loss) consists of gains and losses that are not recorded in the statements of operations, but instead are recorded directly to stockholders’ equity (deficit). To date, there have been no differences between net loss and comprehensive loss.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”) and supersedes APB

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company is required to adopt SFAS 123R effective August 1, 2006. The pro forma disclosures previously permitted under SFAS 123, no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include either prospective or retroactive adoption. Under the retroactive method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive method would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated.

Effective August 1, 2006, the Company adopted SFAS 123R using the modified prospective transition method, which requires the measurement and recognition of compensation expense beginning August 1, 2006 for all share-based payment awards made to employees and directors to be recognized based on estimated fair values. Under SFAS 123R, the Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the estimated fair value of common stock and requires that, at the date of grant, the Company use the expected term of the option, the expected volatility of the price of its common stock, risk free interest rates and expected dividend yield of its common stock. Employee stock-based compensation expense recognized in the six months ended January 31, 2007 was calculated based on awards ultimately expected to vest, reduced for estimated forfeitures and includes compensation expense for awards granted prior to, but not yet vested as of July 31, 2006, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for awards granted subsequent to July 31, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For purposes of SFAS 123R employee stock-based compensation related to both unvested awards granted prior to August 1, 2006 and awards granted on or after August 1, 2006 are being amortized on a straight-line basis, which is consistent with the methodology used historically for pro-forma purposes under FAS 123.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS 154”). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS 154 on August 1, 2006 did not have a material effect on the Company’s financial position, cash flows or results of operations.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for the Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently assessing the impact, if any, of adopting this standard on the Company’s financial position, cash flows and results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157 there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. The Company is required to adopt SFAS 157 effective August 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material effect on its financial position, cash flows or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this new standard will have a material effect on its financial position, cash flows or results of operations.

2.	Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 (“SFAS 150”) for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). FSP 150-5 requires the Company to classify its outstanding preferred stock warrants as liabilities on its balance sheet and record adjustments to the value of its preferred stock warrants in its statements of operations to reflect their fair value at each reporting period. The Company previously accounted for such warrants in accordance with EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

The Company adopted FSP 150-5 in the first quarter of fiscal 2006 and recorded the cumulative effect of the change in accounting principle as of August 1, 2005, which resulted in a gain of $66,000, or $0.01 per share. In fiscal 2006, the Company also recorded $667,000 of additional expense as other expense, net to reflect the increase in fair value between August 1, 2005 and July 31, 2006. In the six months ended January 31, 2007, the Company recorded $3.1 million (unaudited) of additional expense as other expense, net to reflect the further increase in fair value between August 1, 2006 and January 31, 2007.

The pro forma effect of the adoption of SFAS 150 on the Company’s results of operations for 2004 and 2005, if applied retroactively, assuming SFAS 150 had been adopted in those years, has not been disclosed, as these amounts would not be materially different from the reported amounts.

3.	Net Loss Per Common Share

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two — Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company’s Series A through C redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 8.

EITF No. 03-6 requires net loss attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s Series A through C redeemable convertible preferred stock do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period that are not subject to vesting provisions.

The Company has adjusted its numerator used to calculate pro forma net loss per common share as there will be no convertible preferred stock warrants outstanding to purchase redeemable convertible preferred stock upon closing of an initial public offering of the Company’s common stock pursuant to a registration statement declared effective under the Securities Act of 1933 and the Company would no longer be required to re-measure its preferred stock warrant liability at each balance sheet date for changes in fair value and recognize such income or expense in its statement of operations. The following table sets forth the computation of net loss and pro forma net loss per common share:

				Six Months Ended
	Years Ended July 31,			January 31,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands, except per share data)

Net loss used in computing basic and diluted net loss per common share	$(22,502)	$(32,635)	$(12,009)	$(9,039)	$(11,746)

Pro forma adjustments to eliminate charges associated with preferred stock warrant liability			667		3,118
Net loss used in computing pro forma net loss per common share, basic and diluted			(11,342)		(8,628)

Weighted-average common shares outstanding net of weighted-average common shares subject to repurchase	3,546	6,999	11,211	10,190	13,630

Basic and diluted net loss per common share	$(6.35)	$(4.66)	$(1.07)	$(0.89)	$(0.86)

Basic and diluted weighted-average shares used above			11,211		13,630

Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock (unaudited)			45,108		45,717

Shares used in computing pro forma net loss per common share (unaudited)			56,319		59,347

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.20)		$(0.15)

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following outstanding options, common stock subject to repurchase and redeemable convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect:

				Six Months Ended
	Years Ended July 31,			January 31,
	2004	2005	2006	2006	2007
				(Unaudited)

Options to purchase common stock	2,060,195	4,500,883	14,992,764	6,393,384	19,881,680
Common stock subject to repurchase	9,604,050	5,463,848	2,245,686	4,530,227	2,734,764
Redeemable convertible preferred stock (as converted basis)	44,297,216	45,107,887	45,107,887	45,107,887	49,681,183
Convertible preferred stock warrants (as converted basis)	677,106	677,106	677,106	677,106	677,106

The above table does not include any shares ultimately issuable to a customer as described in Note 9 of Notes to Consolidated Financial Statements because the number of shares is not currently determinable.

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

4.	Balance Sheet Components

The following tables provide details of selected balance sheet items:

	July 31,		January 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Accounts Receivable, Net
Trade accounts receivable	$8,978	$13,648	$15,940
Less: Allowance for doubtful accounts	(164)	(352)	(428)

Total	$8,814	$13,296	$15,512

	July 31,		January 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Inventory
Raw materials	$299	$449	$715
Work in process	96	9	203
Finished goods	3,527	5,635	10,705

Total	$3,922	$6,093	$11,623

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	July 31,		January 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Accrued Liabilities
Compensation and benefits	$1,925	$2,427	$2,944
Inventory	1,642	755	4,593
Preferred stock warrants	274	941	4,059
Other	2,004	3,939	9,320

Total	$5,845	$8,062	$20,916

5.  Property and Equipment, Net

Property and equipment, net consists of the following:

		July 31,		January 31,
	Estimated Useful Lives	2005	2006	2007
			(Unaudited)
	(In thousands)

Property and Equipment, Net
Computer equipment	2 years	$1,382	$2,093	$2,954
Computer software	2 years	530	830	1,000
Machinery and equipment	2 years	1,591	2,562	3,259
Furniture and fixtures	5 years	130	223	318
Leasehold improvements	2-5 years	114	106	184

		3,747	5,814	7,715
Less: Accumulated depreciation and amortization		(2,310)	(3,843)	(4,673)

Total		$1,437	$1,971	$3,042

Depreciation and amortization expense totaled $902,000, $1.2 million and $1.5 million for the years ended July 31, 2004, 2005 and 2006, respectively and $719,000 (unaudited) and $842,000 (unaudited) for the six months ended January 31, 2006 and 2007, respectively.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Deferred Revenue

Deferred revenue consists of the following:

	July 31,		January 31,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Deferred Revenue
Product	$—	$1,108	$1,628
Professional services and support	—	3,674	6,601
Ratable product and related services and support	15,194	6,855	4,059

Total deferred revenue, current	15,194	11,637	12,288

Professional services and support, long-term	—	1,175	2,013
Ratable product and related services and support, long-term	7,166	5,628	3,704

Total deferred revenue, long-term	7,166	6,803	5,717

Total deferred revenue	$22,360	$18,440	$18,005

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred professional services and support revenue primarily represents customer payments made in advance for support contracts. Support contracts are typically billed on an annual basis in advance and revenue is recognized ratably over the support period. Deferred ratable product and related services and support revenue consists of revenue on transactions where VSOE of fair value of support has not been established and the entire arrangement is being recognized ratably over the support period, which typically ranges from one year to five years. At January 31, 2007, the Company had $5.7 million in long-term deferred revenue, of which $2.2 million, $2.2 million, $1.1 million and $200,000 will be amortized to revenue in fiscal 2008, 2009, 2010 and 2011, respectively.

7.	Income Taxes

The components of the provision for income taxes for the years ended July 31, 2004, 2005 and 2006 are as follows:

	July 31,
	2004	2005	2006
	(In thousands)

Current
State	$6	$9	$10
Foreign	28	147	296

Total provision for income taxes	$34	$156	$306

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of July 31, 2005 and 2006 are as follows:

	July 31,
	2005	2006
	(In thousands)

Deferred tax assets
Net operating loss carryforwards	$18,118	$21,539
Research and development credits	1,825	2,245
Accruals and reserves	5,640	6,190
Depreciation and amortization	614	688

Total deferred tax assets	26,197	30,662
Valuation allowance	(26,197)	(30,662)

Net deferred tax assets	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Based on the available objective evidence, including the fact that the Company has generated losses since inception, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, management has applied a full valuation allowance against its net deferred tax assets as of the fiscal years ended July 31, 2005 and 2006. The valuation allowance increased approximately $8.9 million, $12.6 million and $4.5 million during the years ended July 31, 2004, 2005 and 2006, respectively.

The differences between the provision for (benefit from) income taxes computed at the federal statutory rate of 34% and the Company’s actual provision for income taxes for 2004, 2005 and 2006, are as follows:

	July 31,
	2004	2005	2006

Federal income tax expense (benefit)	(34.0)%	(34.0)%	(34.0)%
State income tax (benefit), net of federal benefit	(5.4)%	(4.5)%	(6.2)%
Foreign taxes	—	—	0.6%
Non-deductible expenses	1.0%	1.5%	5.2%
Research and developments credits	(1.2)%	(1.3)%	(2.8)%
Change in valuation allowance	39.8%	38.8%	39.8%

Total provision for income taxes	0.2%	0.5%	2.6%

As of the fiscal years ended 2004, 2005 and 2006, the Company had $27.1 million, $46.7 million and $55.4 million, respectively, of Federal and $22.5 million, $41.4 million and $50.3 million, respectively, of state net operating loss carryforwards available to reduce future taxable income which will begin to expire in 2022 and 2013 for Federal and state tax purposes, respectively.

The Company has research credit carryforwards for the fiscal years ended 2004, 2005 and 2006 of approximately $716,000, $1.2 million and $1.5 million, respectively, for Federal and $581,000, $932,000 and $1.1 million, respectively, for state income tax purposes. If not utilized, the Federal carryforward will expire in various amounts beginning in 2022. The California credit can be carried forward indefinitely.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax liabilities have not been recognized for undistributed earnings for foreign subsidiaries because it is management’s intention to reinvest such undistributed earnings outside the U.S.

The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

8.	Redeemable Convertible Preferred Stock

The Company’s Certificate of Incorporation, as amended and restated, authorizes the issuance of 46,444,551 shares of redeemable convertible preferred stock, with $0.0001 par value. Redeemable convertible preferred stock at July 31, 2006 consists of the following:

	Shares
		Issued and	Liquidation	Proceeds Net of
Series	Authorized	Outstanding	Preference	Issuance Costs
			(In thousands)

A	14,444,551	14,262,748	$9,513	$9,450
B	19,000,000	18,333,333	22,000	21,957
C	13,000,000	12,511,806	26,700	26,602

	46,444,551	45,107,887	$58,213	$58,009

In September 2005 and September 2006, the Company entered into Series D preferred stock purchase agreements with various purchasers in which the Company agreed to issue 4,573,296 shares of Series D redeemable convertible preferred stock. The Company recently determined that it inadvertently did not receive all requisite stockholder approvals for the issuance of the shares and subsequently obtained stockholder approvals in December 2006, at which time the Company issued a total of 4,573,296 shares at $6.5443 per share. Total cash consideration for the Series D redeemable convertible preferred stock, which also represents its liquidation preference, was $29.9 million, of which $19.3 million and $10.6 million was received in September 2005 and September 2006, respectively. The Company recorded the gross proceeds received as a deposit for Series D redeemable convertible preferred stock within current liabilities on the balance sheets until such time as the Company received requisite stockholder approval. The Company also recorded related deferred issuance costs of $97,000 as of July 31, 2006 within prepaids and other on the balance sheets.

On December 10, 2006, the Company’s Board of Directors approved the filing of a Restated Certificate of Incorporation (the “Restated Certificate”) to create and authorize the issuance of up to 4,640,000 shares of Series D redeemable convertible preferred stock and increase the number of authorized shares of common stock to 95,440,000 shares, subject to stockholder approval. On December 13, 2006, the Company’s stockholders approved, and the Company filed, the Restated Certificate. At that time, the Company issued 4,573,296 shares of Series D redeemable convertible preferred stock at $6.5443 per share. These shares were issued in full satisfaction of the Company’s obligations under the Series D preferred stock purchase agreements entered into in September 2005 and September 2006. Upon receiving stockholder approval, the Company reclassified the deposit to redeemable convertible preferred stock in the Consolidated Balance Sheets. The Company recorded a loss of $26,000 arising from the difference between the fair value of the shares issued and the carrying value of the deposit for Series D redeemable convertible preferred stock in its Consolidated Statement of Operations for the six months ended January 31, 2007.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The rights, preferences and privileges of the holders of redeemable convertible preferred stock, including the Series D redeemable convertible preferred stock issued in December 2006, are as follows:

Dividend Rights

The holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock are entitled to receive noncumulative dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.0533, $0.096, $0.1707 and $0.5235 per share per annum, respectively, when and if declared by the Board of Directors. As of July 31, 2006, no dividends had been declared or paid.

No change to the dividend rate for the Series B redeemable convertible preferred stock may be effected without the approval of the holders of at least 66 2/3% of the then outstanding shares of Series B redeemable convertible preferred stock.

If the Board of Directors declares a dividend among the holders of the redeemable convertible preferred stock in an aggregate amount that is insufficient to permit the payment to such holders of the full dividend rates, then such amount shall be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the full amount that each such holder would receive if the full dividend rate were received.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and redeemable convertible preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of redeemable convertible preferred stock were converted to common stock at the then effective conversion rate.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company either voluntary or involuntary, the holders of Series A, Series B, Series C and Series D redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock, an amount per share equal to the sum of the original purchase price of $0.667, $1.20, $2.134 and $6.5443 per share, respectively, plus any declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds available for distribution among the holders of redeemable convertible preferred stock are insufficient to permit the payment of these preferential amounts in full, the entire assets and funds legally available for distribution will be distributed ratably among the holders of the redeemable convertible preferred stock in proportion to the aggregate liquidation preference for the shares of such stock owned by each holder.

The treatment of any liquidation event may be waived by the vote or written consent of the holders of (i) a majority of the outstanding redeemable convertible preferred stock (voting together as a single class on an as-converted basis) and (ii) at least 66 2/3% of the then outstanding shares of the Series B redeemable convertible preferred stock.

After completion of distribution to the preferred stockholders, the remaining assets of the Company will be distributed to the holders of preferred stock and common stock together in proportion to the number of shares of common stock held by each, assuming conversion into common stock of all shares of redeemable convertible preferred stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance of such share, to common stock using an initial conversion rate of 1:1, subject to adjustments for future dilution.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Each share of redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect immediately upon the Company’s sale of its common stock in a firmly committed underwritten public offering with gross offering proceeds of at least $20,000,000. In addition, (i) each share of Series A redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect for the Series A redeemable convertible preferred stock upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series A redeemable convertible preferred stock (voting as a separate class), (ii) each share of Series B redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect for the Series B redeemable convertible preferred stock upon the date specified by written consent or agreement of the holders of at least 66 2/3% of the then outstanding shares of Series B redeemable convertible preferred stock (voting as a separate class), (iii) each share of Series C redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect for the Series C redeemable convertible preferred stock upon the date specified by written consent or agreement of the holders of at least 66 2/3% of the then outstanding shares of Series C redeemable convertible preferred stock (voting as a separate class) and (iv) each share of Series D redeemable convertible preferred stock will automatically convert into shares of common stock at the conversion rate then in effect for the Series D redeemable convertible preferred stock upon the date specified by written consent or agreement of the holders of at least 66 2/3% of the then outstanding shares of Series D redeemable convertible preferred stock (voting as a separate class).

Voting Rights

Each holder of Series A, Series B, Series C and Series D redeemable convertible preferred stock is entitled to one vote for each share of common stock into which such share of redeemable preferred stock is convertible on the record date for any vote, or effective date of any written consent, as applicable.

As long as at least twenty five percent (25%) of the shares of Series A redeemable convertible preferred stock originally issued remain outstanding, the holders of such shares of Series A redeemable convertible preferred stock shall be entitled to elect two (2) directors of the Company at any election of directors. The holders of outstanding common stock shall be entitled to elect two (2) directors of the Company at any election of directors. The holders of redeemable convertible preferred stock and common stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect any remaining directors of the Company.

So long as at least twenty five percent (25%) of the redeemable convertible preferred stock originally issued remains outstanding, the Company must obtain the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of redeemable convertible preferred stock (voting together as a single class and not as separate series, and on an as-converted basis) to:

•	consummate a liquidation event or any other merger of the Company with or into another entity;

•	alter or change the rights, preferences or privileges of the shares of redeemable convertible preferred stock so as to affect adversely the shares;

•	redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of redeemable convertible preferred stock or common stock; provided, however, that this restriction shall not apply to (i) the repurchase of shares of common stock at cost from employees, officers, directors, consultants or other persons performing services for the Company pursuant to agreements under which the Company has the option to repurchase such shares upon the termination of employment or service or (ii) the exercise by the Company of contractual rights of first refusal over shares of common stock;

•	amend the Company’s Certificate of Incorporation;

•	declare or pay any cash dividends; or

•	increase or decrease the authorized number of members of the Company’s Board of Directors.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition to the foregoing, so long as at least twenty five percent (25%) of the Series B, Series C and Series D redeemable convertible preferred stock originally issued remains outstanding, the Company must obtain the approval (by vote or written consent, as provided by law) of the holders of at least 66 2/3% of the then outstanding shares of Series B, Series C and Series D redeemable convertible preferred stock (voting as separate classes), to (i) increase the authorized number of shares of Series B redeemable convertible preferred stock or (ii) alter or change the rights, preferences or privileges of the shares of Series B, Series C and Series D redeemable convertible preferred stock if such alteration or change would affect such shares adversely and in a different manner than other series of preferred stock.

Warrants for Redeemable Convertible Preferred Stock

During 2003, in connection with equipment loan agreements (Note 12), the Company issued two lessors fully vested warrants to purchase a total of 181,784 shares of Series A redeemable convertible preferred stock at an exercise price of $0.667 per share and fully vested warrants to purchase a total of 62,500 shares of Series B redeemable convertible preferred stock at an exercise price of $1.20 per share. These warrants may be exercised at any time prior to seven years from the issuance date.

During 2004, in connection with equipment loan agreements (Note 12), the Company issued two lessors fully vested warrants to purchase a total of 284,722 shares of Series B redeemable convertible preferred stock at an exercise price of $1.20 per share and fully vested warrants to purchase a total of 148,100 shares of Series C redeemable convertible preferred stock at an exercise price of $2.134 per share. These warrants may be exercised at any time prior to seven years from the issuance date.

The estimated fair value of these warrants, measured on the date of grant, using the Black-Scholes option pricing model, with a contractual life of seven years, volatility of 100% and risk-free interest rates of 3.6% — 4.55%, was $76,000 and $264,000 in 2003 and 2004, respectively. The fair value was recorded as a discount to the equipment loan obligations and is being amortized to interest expense over the terms of the agreements.

The total amount of unamortized warrant obligation was $41,000 as of July 31, 2006. The total amount of warrant amortization expense was $72,000, $113,000 and $105,000 for the years ended July 31, 2004, 2005 and 2006, respectively.

As of July 31, 2006, outstanding preferred stock warrants consisted of:

		Redeemable		Number of Shares
		Convertible	Exercise	Outstanding	Fair Value at
Issue Date	Term	Preferred Stock	Price	Underlying Warrant	July 31, 2006

March 3, 2003	7 years	Series A	$0.67	144,303	$259,745
July 31, 2003	7 years	Series A	0.67	37,481	67,466
July 31, 2003	7 years	Series B	1.20	62,500	88,125
April 30, 2004	7 years	Series B	1.20	20,833	29,375
May 18, 2004	7 years	Series B	1.20	263,889	372,083
May 18, 2004	7 years	Series C	2.13	148,100	124,404

As discussed in Note 2, in 2006 the Company reclassified the carrying value of the preferred stock warrants as a liability and began adjusting the warrants to fair value at each reporting period with any increase or decrease in fair value reported in other expense, net.

9.	Common Stock

The Company’s Certificate of Incorporation, as amended and restated as of July 31, 2006, authorized the issuance of 75,000,000 shares of common stock with $0.0001 par value. On November 28, 2006, the Company’s Board of Directors approved the filing of an amendment to the Company’s Restated Certificate of Incorporation (the

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Amendment”) to increase the number of authorized shares of common stock by 3,800,000 shares, subject to stockholder approval. The Company’s stockholders approved the Amendment on December 3, 2006, and the Company filed the Amendment on December 4, 2006. On December 10, 2006, the Company’s Board of Directors approved the filing of the Restated Certificate to increase the number of authorized shares of common stock to 95,440,000 shares, subject to stockholder approval. On December 13, 2006, the Company’s stockholders approved, and the Company filed, the Restated Certificate.

A total of 3,900,000 shares of common stock were initially issued to the Company’s founders. These shares are subject to a right of repurchase by the Company at the original issue price, if the founders terminate their employment with the Company. The repurchase right lapses over a four-year period. As of July 31, 2005, a total of approximately 436,719 of the founders’ shares were subject to repurchase by the Company. As of July 31, 2006, the founders’ shares were fully vested.

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, in the event of a voluntary or involuntary termination of employment of the shareholder. The cash received from these exercises is initially recorded as a liability and is subsequently reclassified to common stock as the shares vest. As of July 31, 2005 and 2006 and January 31, 2007, a total of 5,345,934, 2,245,686 and 2,734,764 (unaudited), respectively, shares of common stock were subject to repurchase by the Company at the original exercise price of the common stock. The corresponding exercise value of $599,000, $1.4 million and $4.3 million (unaudited) as of July 31, 2005 and 2006 and January 31, 2007, respectively, was recorded in accrued liabilities.

The activity of non-vested shares for the six months ended January 31, 2007 as a result of early exercise of options granted to employees is as follows:

Non-Vested Shares	Shares

Non-vested as of July 31, 2006	2,245,686
Early exercise of options (unaudited)	1,544,541
Vested (unaudited)	(918,412)
Forfeited (unaudited)	(137,051)

Non-vested as of January 31, 2007 (unaudited)	2,734,764

In July 2005, the Company entered into a Stock Issuance Agreement with a customer pursuant to which the Company agreed to issue the customer the number of shares of its common stock determined by dividing up to $3.5 million by the actual per share public offering price in the event of a firmly underwritten initial public offering (“IPO”) or up to $5.0 million of consideration in connection with a change of control that occurs prior to an IPO based on the cumulative level of purchases by the customer. Accordingly, the amount of consideration is not fixed but rather increases directly with the cumulative level of product purchases. As of July 31, 2005 and 2006 and January 31, 2007, the Company has recorded a liability of $460,000, $2.0 million and $3.9 million (unaudited), which represents the aggregate sales to this customer as of these dates. Since the aggregate sales to this customer are less than $5.0 million through January 31, 2007, the Company has not recorded any revenue on these sales.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has reserved shares of common stock for the following:

As of July 31,
2006

Stock option plans	29,165,837
Conversion of Series A redeemable convertible preferred stock	14,262,748
Conversion of Series B redeemable convertible preferred stock	18,333,333
Conversion of Series C redeemable convertible preferred stock	12,511,806

74,273,724

On December 11, 2006, the Company’s Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

10.	Stock Option and Other Benefit Plans

During 2002, the Company’s Board of Directors adopted the 2002 Stock Plan (the “2002 Plan”). The 2002 Plan authorizes the Board of Directors to grant incentive and nonstatutory stock options to employees and consultants of the Company. As of July 31, 2004, 2005 and 2006 and January 31, 2007, a total of 14,318,576, 16,818,576 29,165,837 and 38,965,837 (unaudited) shares of common stock, respectively, were reserved for issuance under the 2002 Plan.

On December 4, 2006, the Company increased the number of shares of common stock to be issued under the 2002 Stock Plan by an additional 3,800,000 shares.

On December 8, 2006, the Company’s Board of Directors approved an additional 6,000,000 shares of common stock to be issued under the 2002 Stock Plan.

On December 8, 2006, the Company’s Board of Directors adopted the 2007 Equity Incentive Plan, subject to stockholder approval.

Incentive and nonstatutory stock options may be granted at prices not less than 100% and 85%, respectively, of the estimated fair value of the stock at the date of grant, as determined by the Board of Directors. For options granted to an employee who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the estimated value of the stock at the date of grant. Options generally vest over a four year period and expire no later than ten years after the date of grant.

During 2004, the Company granted to one of its board members 601,849 nonstatutory stock options under a separate agreement (the “Agreement”). The nonstatutory stock option was issued at a price less than the estimated fair value at the date of grant. The difference between the estimated fair value of the stock on the date of grant and the option’s exercise price was $156,000 and is being amortized on a straight line basis to compensation expense over the options four year vesting period.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the option activity under the 2002 Plan and the Agreement during the years ended 2004, 2005 and 2006 and the six months ended January 31, 2007 (unaudited), including the effect of the reassessed fair values, is as follows:

		Options Outstanding
			Weighted		Weighted
			Average	Weighted	Average
	Shares		Exercise	Average	Remaining	Aggregate
	Available for	Number of	Price	Fair Value	Contractual	Intrinsic
	Grant	Shares	per Share	per Share	Term (Years)	Value

Balance at July 31, 2003	3,688,672	701,547	$0.06
Issuance of share awards	(49,500)	—	—
Options authorized for grant	6,161,982	—	—
Options granted
— At fair value(1)	(760,617)	760,617	0.12	$0.08
— At less than fair value(2)	(7,871,912)	7,871,912	0.12	0.26
Options exercised	—	(6,900,367)	0.12			$57,486
Options repurchased	225,834	—	0.06
Options cancelled	373,514	(373,514)	0.11

Balance at July 31, 2004	1,767,973	2,060,195	0.13
Issuance of share awards	(31,250)	—	—
Options authorized for grant	2,500,000	—	—
Options granted — At less than fair value(2)	(3,668,479)	3,668,479	0.35	0.80
Options exercised	—	(761,124)	0.24			83,187
Options repurchased	655,468	—	0.12
Options cancelled	466,667	(466,667)	0.24

Balance at July 31, 2005	1,690,379	4,500,883	0.28
Issuance of share awards	(17,550)	—	—
Options authorized for grant	12,347,261	—	—
Options granted
— At fair value(1)	(9,381,580)	9,381,580	2.26	1.27
— At less than fair value(2)	(3,456,000)	3,456,000	1.20	1.01
— In excess of fair value(3)	(252,800)	252,800	2.65	1.09
Options exercised	—	(1,896,082)	0.73			1,446,903
Options repurchased	1,381,480	—	0.12
Options cancelled	702,417	(702,417)	0.53

Balance at July 31, 2006	3,013,607	14,992,764	1.70

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Options Outstanding
			Weighted		Weighted
			Average	Weighted	Average
	Shares		Exercise	Average	Remaining	Aggregate
	Available for	Number of	Price	Fair Value	Contractual	Intrinsic
	Grant	Shares	per Share	per Share	Term (Years)	Value

Issuance of share awards (unaudited)	(47,131)	—	$—
Options authorized for grant (unaudited)	9,800,000	—	—
Options granted — At fair value(1) (unaudited)	(7,404,400)	7,404,400	4.43	$2.19
Options exercised (unaudited)	—	(1,976,469)	1.89			$5,397,934
Options repurchased (unaudited)	137,051	—	0.28
Options cancelled (unaudited)	539,015	(539,015)	1.22

Balance at January 31, 2007 (unaudited)	6,038,142	19,881,680	$2.71

Options vested as of January 31, 2007 (unaudited)		2,136,481	$0.60	$0.70	7.76	$14,114,247
Options vested and expected to vest as of January 31, 2007(4) (unaudited)		17,735,258	2.67		9.13	80,575,975
Options exercisable as of January 31, 2007 (unaudited)		13,100,718	1.75		8.88	71,466,080

(1)	Options granted at fair value represent options whose exercise price equals the estimated fair value of the common stock on the date of the grant.

(2)	Options granted at less than fair value represent options whose exercise price is less than the estimated fair value of the common stock on the date of the grant.

(3)	Options granted in excess of fair value represent options whose exercise price is greater than the estimated fair value of the common stock on the date of the grant.

(4)	Options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.

The total fair value of options and share awards vested in each of the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007 was $191,000, $937,000, $1.8 million and $1.7 million, respectively. Cash received from option exercises during the six months ended January 31, 2007 was $3.7 million (unaudited).

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about stock options outstanding and exercisable at July 31, 2006:

	Options Outstanding
		Weighted		Options Vested and Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number of	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Shares	Price

$0.06 - $0.21	1,960,759	7.6	$0.16	1,132,440	$0.15
$0.22 - $0.75	871,125	8.8	0.62	269,762	0.60
$0.76 - $1.25	2,532,500	9.1	1.17	30,625	1.00
$1.26 - $2.00	547,000	9.4	1.81	—	—
$2.25	6,659,143	9.7	2.25	—	—
$2.33	2,194,437	10.0	2.33	24,962	2.33
$2.65	227,800	9.5	2.65	1,042	2.65

$0.06 - $2.65	14,992,764	9.3	$1.70	1,458,831	$0.29

The following table summarizes information about stock options outstanding and exercisable at January 31, 2007 (unaudited):

	Options Outstanding
		Weighted		Options Vested and Exercisable
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number of	Exercise
Exercise Price	Outstanding	Life (Years)	Price	Shares	Price

$0.06 - $0.21	1,668,154	7.2	$0.17	1,124,354	$0.16
$0.22 - $0.75	782,187	8.3	0.64	319,200	0.63
$0.76 - $1.25	2,082,542	8.6	1.19	570,642	1.18
$1.26 - $2.00	510,000	8.9	1.81	99,668	1.78
$2.01 - $2.25	5,659,143	9.2	2.25	—	—
$2.26 - $2.33	3,149,454	9.5	2.33	8,375	2.33
$2.34 - $3.63	976,400	9.6	3.47	14,242	2.65
$4.94	287,000	9.8	4.94	—	—
$5.12	4,056,300	9.8	5.12	—	—
$5.74	710,500	10.0	5.74	—	—

$0.06 - $5.74	19,881,680	9.2	$2.71	2,136,481	$0.60

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Disclosures

The weighted average fair value of options granted during the years ended July 31, 2004, 2005 and 2006 was $0.30, $0.80 and $1.20 per underlying share of common stock, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following average assumptions:

	July 31,
	2004	2005	2006

Assumptions
Risk-free interest rates	2.94%	3.56%	4.58%
Expected term (in years)	4.0	4.0	4.0
Dividend yield	0%	0%	0%
Volatility	100%	100%	70%

Stock-Based Compensation

In accordance with APB 25, stock-based compensation expense resulted from stock options that were granted with exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair value of the underlying common stock on the date of grant. During 2004, 2005, and 2006, the Company estimated the fair value of the underlying common stock on the date of grant. During this period the Company estimated the fair value of its common stock based upon several factors, including progress and milestones attained in its business and subsequent rounds of financing. During this period, the Company granted certain options to purchase shares of common stock at exercise prices ranging from $0.12 to $1.50 per share. Prior to February 2006, the Company did not obtain contemporaneous valuations from an unrelated valuation specialist. Beginning in February 2006, the Company began obtaining contemporaneous valuations from an independent valuation firm, Duff & Phelps, LLC, to assist the Company in its estimation of the fair value of the common stock at each grant date and began granting options at fair value. As a result, the options granted since February 2006 did not have any intrinsic value at the time such options were granted.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal 2006, the Company reassessed the value of its common stock and performed detailed analysis for the years ended July 31, 2004, 2005 and 2006 based upon the factors noted above, together with discounted cash flows analysis. These internal valuations resulted in reassessed common stock valuations between $0.14 and $1.70 per share. The table below represents options granted during the years ended July 31, 2004, 2005 and 2006 and for the six months ended January 31, 2007.

	Number of		Fair Value	Intrinsic
	Options		Estimate	Value per
Date of Issuance	Granted	Exercise Price	per Share	Share

Sept 2003	760,617	$0.12	$0.12	$0.00
Oct - Nov 2003	1,635,549	0.12	0.14	0.02
Jan - Mar 2004	4,957,363	0.12	0.32	0.20
May - Jun 11 2004	809,000	0.12	0.50	0.38
Jun 29 2004	470,000	0.21	0.50	0.29
Aug 2004	1,163,750	0.21	0.68	0.47
Nov 2004	784,500	0.21	0.86	0.65
Jan - Feb 2005	617,000	0.30	1.04	0.74
Apr 2005	150,000	0.30	1.22	0.92
May 2005	322,229	0.50	1.22	0.72
Jul 2005	631,000	0.75	1.40	0.65
Aug 2005	980,500	1.00	1.40	0.40
Oct 2005	2,223,500	1.25	1.70	0.45
Nov 2005	252,000	1.50	1.70	0.20
Jan 2006	403,000	2.00	2.00	0.00
Feb 2006	252,800	2.65	2.10	0.00
Apr 2006	6,659,143	2.25	2.25	0.00
Jul 2006	2,319,437	2.33	2.33	0.00
Aug 2006 (unaudited)	1,537,000	2.33	2.33	0.00
Oct 2006 (unaudited)	813,600	3.63	3.63	0.00
Nov 2006 (unaudited)	287,000	4.94	4.94	0.00
Dec 2006 (unaudited)	4,056,300	5.12	5.12	0.00
Jan 2007 (unaudited)	710,500	$5.74	$5.74	$0.00

As a result of the reassessed fair value of options granted, and in accordance with the requirements of APB 25, the Company recorded deferred stock-based compensation for the difference between the options’ exercise price and the deemed fair market value of the Company’s stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight-line basis over the period during which the options vest, which is generally four years. During the years ended July 31, 2004, 2005 and 2006, the Company recorded deferred stock-based compensation, net related to these options of $1.5 million, $1.9 million and $804,000, respectively.

During the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, the Company issued fully vested stock awards of 9,500, 31,250, 3,500, and 21,500 shares (unaudited), respectively, to employees. The estimated fair value of the awards measured on the award date was $1,000, $8,000, $2,000 and $50,000 (unaudited) for the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, respectively.

During the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, the Company issued fully vested stock awards of 40,000, 0, 16,050 and 25,631 (unaudited) shares, respectively, to consultants.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair value of the awards measured on the date of the awards was $8,000, $0, $24,000 and $83,000 (unaudited) for the awards granted during the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, respectively.

During the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, the Company issued fully vested stock options to purchase 34,000, 74,479, 15,000 and 2,000 (unaudited) shares of common stock, respectively, to consultants of the Company at exercise prices ranging from $0.12 to $2.65 per share. The estimated fair value of the options measured on the date of grant, using the Black-Scholes option pricing model with a contractual life of 10 years, volatility of 100%, 100%, 70% and 56% (unaudited), respectively, and risk-free interest rates of 3.83% - 4.99% was $11,000, $88,000, $19,000 and $4,000 (unaudited), for options issued during the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, respectively. Since the stock options were fully vested, they were expensed in full at the time of grant.

During the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, the Company issued stock options for the right to purchase 104,000, 25,000, 35,000 and 10,000 shares (unaudited), respectively, to consultants in exchange for services. These options vest over a period of up to four years and have an exercise price ranging from $0.12 to $3.63 per share. The Company recognizes stock compensation expense on a straight line basis over the vesting periods of the underlying awards based on an estimate of their fair value using the Black-Scholes option pricing model with a contractual life of 10 years, volatility of 100%, 100%, 70% and 56% (unaudited), respectively, and risk-free interest rates of 2.40% - 5.08%. The fair value of stock options granted to non-employees is re-measured at each reporting date. The stock-based compensation expense related to these grants will fluctuate as the estimated fair value of the common stock fluctuates over the period from the grant date to the vesting date. The Company recorded stock-based compensation expense related to these awards which continue to vest of $195,000, $239,000, $287,000 and $59,000 (unaudited) during the years ended July 31, 2004, 2005 and 2006 and the six months ended January 31, 2007, respectively.

Employee Stock Purchase Plan

On December 8, 2006, the Company’s Board of Directors adopted the Employee Stock Purchase Plan, subject to stockholder approval.

401(k) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions to the plan are at the discretion of the Company. To date, there have been no employer contributions under this plan.

11.	Segment Information

The Company operates in one industry segment selling fixed and modular mobility controllers, wired and wireless access points, and related software and services.

FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment. The Company and its Chief Executive Officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the ship-to location of the Company’s customers.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The following presents total revenue by geographic region (in thousands):

				Six Months Ended
	Years Ended July 31,			January 31,
	2004	2005	2006	2007
				(Unaudited)

United States	$803	$8,791	$53,132	$32,647
Europe, Middle East and Africa	138	1,325	7,711	9,677
Asia Pacific	195	1,566	7,232	4,745
Rest of World	11	361	4,428	4,083

Total	$1,147	$12,043	$72,503	$51,152

12.	Commitments and Contingencies

Legal Matters

From time to time, third parties assert claims against the Company arising from the normal course of business activities. There are no claims as of July 31, 2006 that, in the opinion of management, might have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Equipment Loans

In March 2003, the Company entered into an equipment loan and security agreement with a financial institution for borrowings of up to $1.8 million. Borrowings under this loan bore interest annually at 7.50%. The Company was required to repay the borrowings under this loan in three consecutive interest-only monthly payments, followed by 36 equal monthly installments of principal plus interest.

The Company was also required to pay an additional payment in the amount of 12.5% of the draw-down amount, at the end of the term of each borrowing under the equipment loan line. This loan was secured by various new and used equipment including computers, peripherals, lab equipment and evaluation equipment.

In connection with the agreement, the Company also issued the lender warrants to purchase 37,481 shares of Series A redeemable convertible preferred stock and 83,333 shares of Series B redeemable convertible preferred stock (Note 8).

In July 2003, the Company entered into a second equipment loan and security agreement with a financial institution for borrowings of up to $2.0 million. Borrowings under this loan bear interest annually at 12.25%. The Company is required to repay the borrowings under this loan in equal monthly installments of principal plus interest over 39 months. The loan is secured by various new and used equipment including computers, peripherals, lab equipment and evaluation equipment.

In connection with the agreement, the Company also issued the lender warrants to purchase 144,303 shares of Series A redeemable convertible preferred stock, 263,889 shares of Series B redeemable convertible preferred stock and 148,100 shares of Series C redeemable convertible preferred stock (Note 8).

Lease Obligations

The Company leases office space under noncancelable operating leases with various expiration dates through August 2012. The terms of certain operating leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the respective lease periods and has accrued for rent expense incurred but not paid. Rent expense for the years ended July 31, 2004, 2005 and 2006 was $400,000, $621,000 and

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$849,000, respectively and $360,000 (unaudited) and $874,000 (unaudited) for the six months ended January 31, 2006 and 2007, respectively.

Future minimum lease payments under noncancelable operating leases, including lease commitments entered into as of to July 31, 2006, and payments on equipment loans, are as follows:

	Equipment	Operating
Year Ending July 31,	Loans	Leases
	(In thousands)

2007	$649	$677
2008	—	312
2009	—	255
2010	—	264
2011	—	209
Thereafter	—	12

Total minimum payments	649	$1,729

Less: Amount representing interest	(36)

Present value of minimum loan payments	613
Less: Current portion	(613)

Long-term portion	$—

Employee Agreements

The Company has signed various employment agreements with certain executives pursuant to which if their employment is terminated without cause, the executives are entitled to receive certain benefits, including, but not limited to, accelerated stock option vesting.

Warranties

The Company provides for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. In the case of hardware, the warranties are generally for 12-15 months from the date of purchase.

The Company warrants that any media on which its software products are recorded will be free from defects in materials and workmanship under normal use for a period of 90 days from the date the products are delivered to the end customer. In addition, the Company warrants that its hardware products will substantially conform to the Company’s published specifications.

Historically, the Company has experienced minimal warranty costs. Factors that affect the Company’s warranty liability include the number of installed units, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities every period and makes adjustments to the liability as necessary.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The warranty liability is included as a component of accrued liabilities on the balance sheet. Changes in the warranty liability are as follows:

Warranty Amount
(In thousands)

Balance as of July 31, 2004	$67
Provision	46
Settlements made during the year	(46)

Balance as of July 31, 2005	67
Provision	15
Changes in estimates for pre-existing warranties	(42)
Settlements made during the year	(5)

Balance as of July 31, 2006	35
Provision (unaudited)	19
Settlements made during the six months (unaudited)	(2)

Balance as of January 31, 2007 (unaudited)	$52

Guarantees and Indemnifications

The Company outsources the production of its hardware to a third-party contract manufacturer. In addition, the Company enters into various inventory related purchase commitments with this contract manufacturer and a supplier. The Company had $5.3 million, $4.6 million and $5.3 million (unaudited) in noncancelable purchase commitments with these providers as of July 31, 2005, 2006 and January 31, 2007, respectively. The Company expects to sell all products which it has committed to purchase from these providers.

The Company also indemnifies its directors for certain events or occurrences, subject to certain limits, while the director is or was serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2005, 2006 and January 31, 2007 (unaudited).

In its sales agreements, the Company may agree to indemnify its indirect sales channels and end-user customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims or defend lawsuits. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2005, 2006 and January 31, 2007 (unaudited).

13.	Subsequent Events (unaudited)

On February 16, 2007, the Company’s Board of Directors approved the filing of an amendment to the Company’s Restated Certificate of Incorporation (the “Further Amendment”) to increase the number of authorized shares of common stock by 24,560,000 shares, subject to stockholder approval. The Company’s stockholders approved the Further Amendment on March 13, 2007, and the Company filed the Further Amendment on March 14, 2007.

On March 13, 2007, the Company’s stockholders approved the 2007 Equity Incentive Plan and the Employee Stock Purchase Plan.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq Global Market listing fee.

SEC registration fee	$10,700
NASD filing fee	10,500
Nasdaq Global Market listing fee	150,000
Printing and engraving	180,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	900,000
Blue sky fees and expenses (including legal fees)	25,000
Transfer agent and registrar fees	15,000
Miscellaneous	58,800

Total	$2,350,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors in connection with defending a proceeding, except that such director shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors that provide the maximum indemnity allowed to directors by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains director and officer insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its directors may be sufficiently broad to permit indemnification of the registrant’s directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since our inception in February 2002, we have sold unregistered securities to a limited number of persons as described below.

1. Sales of Preferred Stock

•	In April 2002, the registrant sold an aggregate of 14,130,000 shares of the registrant’s Series A preferred stock to a total of 10 accredited investors at $0.667 per share, for aggregate proceeds of $9,420,000.

•	In October 2002, the registrant sold an aggregate of 132,748 shares of the registrant’s Series A preferred stock to an accredited investor at $0.667 per share, for aggregate proceeds of $88,543.

•	In August 2003, the registrant sold an aggregate of 16,666,665 shares of the registrant’s Series B preferred stock to a total of 14 accredited investors at $1.20 per share, for aggregate proceeds of $19,999,998.

•	In October 2003, the registrant sold an aggregate of 1,666,668 shares of the registrant’s Series B preferred stock to a total of 11 accredited investors at $1.20 per share, for aggregate proceeds of $2,000,003.

•	In June 2004, the registrant sold an aggregate of 11,232,531 shares of the registrant’s Series C preferred stock to a total of 20 accredited investors at $2.134 per share, for aggregate proceeds of $23,970,221.

•	In July 2004, the registrant sold an aggregate of 468,604 shares of the registrant’s Series C preferred stock to an accredited investor at $2.134 per share, for aggregate proceeds of $1,000,001.

•	In August 2004, the registrant sold an aggregate of 810,671 shares of the registrant’s Series C preferred stock to a total of 8 accredited investors at $2.134 per share, for aggregate proceeds of $1,729,972.

•	In September 2005, the registrant sold an aggregate of 2,953,571 shares of the registrant’s Series D preferred stock to a total of 30 accredited investors at $6.5443 per share, for aggregate proceeds of $19,329,054.

•	In September 2006, the registrant sold an aggregate of 1,619,725 shares of the registrant’s Series D preferred stock to a total of 31 accredited investors at $6.5443 per share, for aggregate proceeds of $10,599,985.

2. Warrants

•	In March 2003, the registrant issued warrants to purchase an aggregate of 144,303 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $0.67 per share.

•	In July 2003, the registrant issued warrants to purchase an aggregate of 37,481 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $0.67 per share.

•	In July 2003, the registrant issued warrants to purchase an aggregate of 62,500 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $1.20 per share.

•	In April 2004, the registrant issued warrants to purchase an aggregate of 20,833 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $1.20 per share.

•	In May 2004, the registrant issued warrants to purchase an aggregate of 263,889 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $1.20 per share.

•	In May 2004, the registrant issued warrants to purchase an aggregate of 148,100 shares of the registrant’s preferred stock to an accredited investor at an exercise price of $2.13 per share.

3. Options

•	From February 11, 2002 through January 31, 2007, the registrant issued and sold an aggregate of 15,850,766 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2002 Stock Plan at exercise prices ranging from $0.06 to $2.65 per share, for an aggregate consideration of $6,330,725.

4. Stock Awards

•	From February 11, 2002 through January 31, 2007, the registrant issued an aggregate of 196,931 fully vested stock awards to certain employees and consultants under the registrant’s 2002 Stock Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Regulation D promulgated thereunder, with respect to items (1) and (2) above, as transactions by an issuer not involving a public offering, and Rule 701 promulgated thereunder, with respect to items (3) and (4) above, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.  The following exhibits are included herein or incorporated herein by reference:

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement
3	.1A**	Restated Certificate of Incorporation of Registrant
3	.1B**	Certificate of Amendment of Restated Certificate of Incorporation of Registrant
3	.1C**	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering
3	.2A**	Bylaws of Registrant
3	.2B**	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering
4	.1**	Specimen common stock certificate
4	.2**	Amended and Restated Investors’ Rights Agreement, dated September 6, 2005
4	.3**	Warrants to purchase preferred stock of Registrant, issued to Lighthouse Capital Partners
4	.4**	Warrants to purchase preferred stock of Registrant, issued to Costella Kirsch Venture Partners
4	.5**	Stock Issuance Agreement, dated July 15, 2005, between Registrant and Microsoft Corporation
5	.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	Form of Indemnification Agreement
10	.2A**	2002 Stock Plan of Registrant, as amended
10	.2B**	Forms of Stock Option Agreements under the 2002 Stock Plan
10	.3A**	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering

Exhibit
Number		Description

10	.3B**	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan
10	.4A**	Employee Stock Purchase Plan, to be in effect upon the completion of this offering
10	.4B**	Form of Subscription Agreement under the Employee Stock Purchase Plan
10	.5**	Executive Employment Agreement, dated April 4, 2006, between Registrant and Dominic P. Orr
10	.6**	Employment offer letter, dated April 12, 2002, between Registrant and Keerti Melkote
10	.7**	Employment offer letter, dated July 18, 2006, between Registrant and Sriram Ramachandran
10	.8**	Employment offer letter, dated July 14, 2005, between Registrant and Steffan Tomlinson
10	.9**	Employment offer letter, dated June 2, 2004, between Registrant and Richard Wilmer
10	.10**	Separation Agreement, dated April 6, 2006, between Registrant and Donald LeBeau
10	.11**	Separation Agreement, dated August 30, 2006, between Registrant and David Butler
10	.12**	Loan and Security Agreement, dated March 3, 2003, between Registrant and Lighthouse Capital Partners
10	.13**	Master Loan and Security Agreement, dated July 31, 2003, between Registrant and Costella Kirsch Venture Partners
10	.14**	Sublease Agreement, dated September 10, 2004, for 1322 Crossman Ave., Sunnyvale, California
10	.15†**	Flextronics Manufacturing Services Agreement, dated January 1, 2005
10	.16†**	Technology License Agreement, dated October 20, 2005, between Registrant and Atheros Communications, Inc.
10	.17**	Software License Agreement, dated January 11, 2006, between Registrant and Broadcom Corporation
10	.18†**	OEM Supply Agreement, dated March 18, 2005, between Registrant and Alcatel Internetworking, Inc.
10	.19†**	Amendment No. 1 to OEM Supply Agreement, dated August 31, 2006, between Registrant and Alcatel Internetworking, Inc.
21	.1**	List of subsidiaries of Registrant
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23	.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24	.1**	Power of Attorney
99	.1**	Consent of Duff & Phelps, LLC
99	.2**	Consent of IDC
99	.3**	Consent of Infonetics Research

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules.  The following financial statement schedule is included herewith:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at			Balance at
	Beginning			End of
Allowance for Doubtful Accounts	of Year	Additions	Deductions	Year
	(In thousands)

Year ended July 31, 2004	$—	$26	$—	$26
Year ended July 31, 2005	$26	$138	$—	$164
Year ended July 31, 2006	$164	$254	$(66)	$352

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 7 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 22nd day of March, 2007.

ARUBA NETWORKS, INC.

By:	/s/ Dominic P. Orr
Dominic P. Orr
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Dominic P. Orr Dominic P. Orr		President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	March 22, 2007

/s/ Steffan Tomlinson Steffan Tomlinson		Chief Financial Officer (Principal Accounting and Financial Officer)	March 22, 2007

* Keerti Melkote		Co-Founder, Vice President, Products and Partnerships and Director	March 22, 2007

* Bernard Guidon		Director	March 22, 2007

* Emmanuel Hernandez		Director	March 22, 2007

Michael R. Kourey		Director

* Doug Leone		Director	March 22, 2007

* Shirish S. Sathaye		Director	March 22, 2007

* Daniel Warmenhoven		Director	March 22, 2007

*By:	/s/ Steffan Tomlinson Steffan Tomlinson Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement
3	.1A**	Restated Certificate of Incorporation of Registrant
3	.1B**	Certificate of Amendment of Restated Certificate of Incorporation of Registrant
3	.1C**	Form of Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering
3	.2A**	Bylaws of Registrant
3	.2B**	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the completion of this offering
4	.1**	Specimen common stock certificate
4	.2**	Amended and Restated Investors’ Rights Agreement, dated September 6, 2005
4	.3**	Warrants to purchase preferred stock of Registrant, issued to Lighthouse Capital Partners
4	.4**	Warrants to purchase preferred stock of Registrant, issued to Costella Kirsch Venture Partners
4	.5**	Stock Issuance Agreement, dated July 15, 2005, between Registrant and Microsoft Corporation
5	.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1**	Form of Indemnification Agreement
10	.2A**	2002 Stock Plan of Registrant, as amended
10	.2B**	Forms of Stock Option Agreements under the 2002 Stock Plan
10	.3A**	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering
10	.3B**	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan
10	.4A**	Employee Stock Purchase Plan, to be in effect upon the completion of this offering
10	.4B**	Form of Subscription Agreement under the Employee Stock Purchase Plan
10	.5**	Executive Employment Agreement, dated April 4, 2006, between Registrant and Dominic P. Orr
10	.6**	Employment offer letter, dated April 12, 2002, between Registrant and Keerti Melkote
10	.7**	Employment offer letter, dated July 18, 2006, between Registrant and Sriram Ramachandran
10	.8**	Employment offer letter, dated July 14, 2005, between Registrant and Steffan Tomlinson
10	.9**	Employment offer letter, dated June 2, 2004, between Registrant and Richard Wilmer
10	.10**	Separation Agreement, dated April 6, 2006, between Registrant and Donald LeBeau
10	.11**	Separation Agreement, dated August 30, 2006, between Registrant and David Butler
10	.12**	Loan and Security Agreement, dated March 3, 2003, between Registrant and Lighthouse Capital Partners
10	.13**	Master Loan and Security Agreement, dated July 31, 2003, between Registrant and Costella Kirsch Venture Partners
10	.14**	Sublease Agreement, dated September 10, 2004, for 1322 Crossman Ave., Sunnyvale, California
10	.15†**	Flextronics Manufacturing Services Agreement, dated January 1, 2005
10	.16†**	Technology License Agreement, dated October 20, 2005, between Registrant and Atheros Communications, Inc.
10	.17**	Software License Agreement, dated January 11, 2006, between Registrant and Broadcom Corporation
10	.18†**	OEM Supply Agreement, dated March 8, 2005, between Registrant and Alcatel Internetworking, Inc.
10	.19†**	Amendment No. 1 to OEM Supply Agreement, dated August 31, 2006, between Registrant and Alcatel Internetworking, Inc.
21	.1**	List of subsidiaries of Registrant
23.1		Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23	.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24	.1**	Power of Attorney

Exhibit
Number		Description

99	.1**	Consent of Duff & Phelps, LLC
99	.2**	Consent of IDC
99	.3**	Consent of Infonetics Research

**	Previously filed.

†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.